As filed with the Securities and Exchange Commission on February 27, 1998

                                                     Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            ULTRALIFE BATTERIES, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                                            16-1387013
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                            Identification Number)

      1350 ROUTE 88 SOUTH                             MR. BRUCE JAGID
     NEWARK, NEW YORK  14513                      ULTRALIFE BATTERIES, INC.
      TEL: (315) 332-7100                            1350 ROUTE 88 SOUTH
                                                    NEWARK, NEW YORK 14513
                                                     TEL:  (315) 332-7100

(Address,  including  zip  code  and        (Name,  address,  including zip code
telephone   number   including  area        and telephone number, including area
code,  of   registrant's   principal        code,  of agent for service)
executive offices)


                                   Copies to:


      HENRY I. ROTHMAN, ESQ.                             BARBARA L. BECKER, ESQ.
      JORDAN A. HORVATH, ESQ.                            CHADBOURNE & PARKE LLP
PARKER CHAPIN FLATTAU & KLIMPL, LLP                       30 ROCKEFELLER PLAZA
    1211 AVENUE OF THE AMERICAS                           NEW YORK, N.Y. 10112
     NEW YORK, NEW YORK 10036                              TEL: (212) 408-5100
        TEL: (212) 704-6000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                   CALCULATION OF REGISTRATION FEE

===================================================================================================
                                                                     PROPOSED
                                                    PROPOSED          MAXIMUM
                                                    MAXIMUM          AGGREGATE
  TITLE OF EACH CLASS OF         AMOUNT TO       OFFERING PRICE   OFFERING PRICE      AMOUNT OF
SECURITIES TO BE REGISTERED   BE REGISTERED(1)   PER SHARE (2)        (1)(2)       REGISTRATION FEE
---------------------------------------------------------------------------------------------------
Common Stock, par
 value $0.10 per share........   2,875,000           $15.50         $44,562,500       $13,145.94
===================================================================================================

(1) Includes 375,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any. See "Underwriting."

(2) Estimated solely for the purpose of calculating the registration fee. The proposed maximum aggregate offering price was calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the bid and ask prices reported in the Nasdaq National Market system on February 25, 1998.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED FEBRUARY 27, 1998
PROSPECTUS
                                2,500,000 SHARES

                            ULTRALIFE BATTERIES, INC.

                                  COMMON STOCK
                                ----------------

          All of the 2,500,000 shares of Common Stock offered hereby are being sold by Ultralife Batteries, Inc. (the "Company").

          The Common Stock is quoted on Nasdaq National Market under the symbol "ULBI." On February 25, 1998, the last reported sale price for the Common Stock as reported by the Nasdaq National Market was $15.50 per share. See "Price Range of Common Stock."

                                ----------------

       THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF
                  RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                                ----------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


================================================================================
                                          Underwriting
                        Price to          Discounts and        Proceeds to
                          Public         Commissions (1)       Company (2)
--------------------------------------------------------------------------------
Per Share...............$                 $                      $
--------------------------------------------------------------------------------
Total(3)................$____             $                      $_______
================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2)  Before deducting expenses of $______________ payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 375,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over- allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $_______ , $_______ and $_______ , respectively. See "Underwriting."

                                ----------------

          The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, delivery to and acceptance by the Underwriters and certain further conditions. It is expected that delivery of certificates representing the shares of Common Stock will be made at the offices of Lehman Brothers Inc., New York, New York, on or about , 1998.

                                ----------------
LEHMAN BROTHERS
                            A.G. EDWARDS & SONS, INC.
                                                     PENNSYLVANIA MERCHANT GROUP
            , 1998

                           [PICTURES: TO BE INSERTED]



Proposed pictures for inside front cover:

Top: Picture of computer, Ultralife battery, and dime with Ultralife logo and "The Lithium Experts" off to the right

           Caption:   Ultralife's  advanced  rechargeable  battery  is  used  in
           Mitsubishi's Pedion computer, which was awarded "Best New Portable Product in 1997" by PC Week at the COMDEX show in November 1997.

Middle: Picture of two cellphones and six Ultralife advanced rechargeable batteries, three facing the front and three turned sideways to show thinness

           Caption:   Ultralife's  thin,   lightweight   advanced   rechargeable
           batteries for cellular phones.

Bottom:    disclaimer language













          CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

          IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

           The following summary is qualified in its entirety by the more detailed information and the consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, no effect is given in this Prospectus to the exercise of the Underwriters' over-allotment option. As used in this Prospectus, unless otherwise indicated, the terms "Company" and "Ultralife" include the Company's wholly-owned subsidiary, Ultralife Batteries (UK) Ltd. ("Ultralife UK"). Certain terms used in this Prospectus are defined under "Glossary of Technical Terms." For purposes of presentation in this Prospectus, except for the consolidated financial statements herein or data derived therefrom, contract terms or other amounts expressed originally in British pounds sterling are set forth herein in U.S. dollars at the rate of (pound)l.00 to $1.65, the noon buying rate in New York City for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes on December 31, 1997.

THE COMPANY

           Ultralife Batteries, Inc. ("Ultralife" or the "Company") develops, manufactures and markets primary and rechargeable lithium batteries for use in a wide array of applications. The Company believes that its proprietary technologies allow the Company to offer batteries that are ultra-thin, lightweight and achieve longer operating time than competing batteries currently available. To date, the Company has focused on manufacturing a family of lithium primary batteries for consumer and industrial applications which it believes is one of the most comprehensive lines of lithium primary batteries commercially available. Recently, the Company has been focusing on the commercialization of its advanced rechargeable batteries which are based on its proprietary lithium-ion solid-polymer technology and are integrated into consumer electronic applications such as portable computers and cellular telephones. The Company believes that its advanced rechargeable batteries are the only solid-polymer lithium batteries currently being manufactured and sold for commercial use. The Company intends to increase its production capacity of advanced rechargeable batteries in order to supply Original Equipment Manufacturers (OEMs) and the after-market for consumer replacement of batteries in electronic devices. The Company has obtained initial production orders from Mitsubishi Electronics America, Inc. ("Mitsubishi") to supply its advanced rechargeable batteries for use in its new ultra-thin lightweight notebook computer, the Pedion, and is also in discussions with other major OEMs to develop its advanced rechargeable batteries for use in such products as cellular telephones.

           The global small cell rechargeable batteries market was approximately $3.7 billion in 1997 and is expected to grow to $6.1 billion by 2001. The widespread use of a variety of portable consumer electronics such as notebook computers and cellular telephones has resulted in large and growing markets for rechargeable batteries. These electronic products are placing increasing demands on existing battery technologies to deliver greater amounts of energy through efficiently designed, smaller and lighter batteries. In some cases, current battery capabilities are a major limitation in the development of next generation electronic products. The Company believes that its proprietary lithium-ion solid-polymer technology provides substantial benefits, including design flexibility, reduced size and weight, and longer cycle life, over other available rechargeable battery technologies. In addition, the Company's proprietary technology, which does not utilize lithium metal or a liquid electrolyte, provides performance and safety characteristics superior to other lithium rechargeable batteries currently available.

           The Company has been manufacturing its advanced rechargeable batteries on a low volume production line since March 1997. A custom-designed automated assembly machine and a custom-designed automated packaging and sealing machine have been installed and are currently being tested at the Company's facility in Newark, New York. The Company intends to ramp up production while integrating this new equipment to achieve full operation by June 1998. This equipment will enable the Company to complete its automated assembly line in Newark, New York, greatly increase the Company's production capacity of advanced rechargeable batteries and service anticipated demand. The Company intends to further expand its production capacity by installing additional automated equipment at its Newark, New York facility, adding automated assembly equipment at its Abingdon, England facility and by establishing a third production facility which is likely to be located in Asia.

           The Company also manufactures and markets a family of lithium-manganese dioxide primary batteries in 9-volt and 3-volt sizes to OEM and consumer markets, high rate lithium batteries in C, 1 1/4C and D sizes to specialized industrial markets, custom Thin Cell(TM) batteries and silver-chloride sea water batteries. The Company also provides research and development services to government agencies and other third parties pursuant to technology contracts. The Company's 9-volt battery is marketed to the consumer retail, security and safety equipment, medical device and specialty instrument markets, and is currently used in devices such as smoke detectors, home security devices and medical infusion pumps. The Company currently sells its 9-volt battery under its label to Coleman Safety & Security Products, Inc., Fyrnetics, Inc., and First Alert(R) for long-life smoke alarms, to Siemens Medical Systems, Inc. and i-STAT Corp. for medical devices and to ADEMCO and Interactive Technologies, Inc. for security devices. The Company produces private label 9-volt batteries for Eveready Battery Company ("Eveready") in the United States, Sonnenschein Lithium GmbH in Germany and Uniline in Sweden. Additionally, the Company has introduced its 9-volt battery to the broader consumer market by establishing relationships with national and regional retail chains such as Radio Shack, Fred Meyer, Inc., TruServ Ace Hardware and a number of catalogues. The Company believes that the market for its 9-volt lithium battery will continue to grow as legislation is enacted which requires use of a long- life battery in smoke detector devices. A state law was recently enacted in Oregon and legislation was recently proposed in New York which provides that all battery operated smoke detectors sold or in use in such states must include a 10- year battery. The Company believes that it currently manufactures the only standard size 9-volt battery warranted to last 10 years.

STRATEGY

           The Company's strategic objective is to become a leading provider of advanced technology primary and rechargeable lithium batteries. In order to achieve this goal, the Company intends to supply OEMs of portable consumer electronic devices with custom-designed rechargeable batteries for products such as notebook computers and cellular telephones. Additionally, the Company will continue to provide primary batteries to OEMs and the consumer after-market. The Company is establishing a distribution network to market the Company's advanced rechargeable batteries to the consumer after-market and is continuing to market its primary battery products to the broader consumer market by establishing relationships with selected national and regional retailers and establishing strategic relationships with OEMs. The Company intends to increase production capacity by installing and integrating additional production lines and automated equipment. While increasing its production and marketing efforts, the Company will continue its research and development efforts to identify and develop new applications for its advanced rechargeable batteries which is in part funded by technology contracts with OEMs and the U.S. government. In addition, the Company plans to continue to seek strategic relationships and joint ventures with other battery manufacturers, suppliers and customers to accelerate commercialization of its technology and products.

BENEFITS OF ULTRALIFE'S ADVANCED RECHARGEABLE BATTERY

           The Company's advanced rechargeable batteries are based on its proprietary lithium-ion solid-polymer technology which utilize a prismatic design and provide significant advantages over currently available rechargeable batteries, including:

           Ultra-thin Profile and Design Flexibility. The Company is addressing the demands of the portable electronics market which require thin and lightweight power sources. The ultra-thin characteristics associated with the Company's advanced rechargeable batteries provide manufacturers of portable electronic devices the flexibility to meet the increasing demand for thinner and lighter products.

           Smaller Size and Lightweight. Reduced size and weight are critically important for applications such as notebook computers and cellular telephones. The Company's advanced rechargeable batteries deliver two times as much energy as nickel-metal hydride batteries of comparable weight and approximately 20% more energy than prismatic lithium-ion liquid batteries of comparable weight, enabling electronic portable device manufacturers to provide an equivalent power source in a smaller and lighter-weight package.

           Longer  Operating  Time.  Length  of  operating  time  is a  critical performance characteristic for many applications, particularly portable computers and cellular telephones. Because the Company's advanced rechargeable batteries provide greater energy density, manufacturers of portable electronic devices have the ability to optimize weight and operating time in their products to meet the preferences of their customers.

           Superior Recharge Characteristics. Certain of the Company's advanced rechargeable batteries are able to deliver more than 500 discharge cycles without appreciable performance degradation and are not subject to the memory effect which is commonly experienced in certain other rechargeable batteries. The Company's advanced rechargeable battery does not incorporate lithium metal, which is subject to growth of dendritic structures which can significantly limit the number of achievable cycles and become a safety hazard.

           Superior Safety and Environmental Characteristics. Unlike competing lithium-ion liquid batteries, the Company's advanced rechargeable batteries do not contain liquid and are fundamentally safer to use. Lithium-ion liquid electrolyte batteries used in notebook computers and cellular phones have been reported to have had incidences causing user safety concerns since they contain a flammable liquid electrolyte that is contained in a metal case. The Company's advanced rechargeable batteries are better for the environment than other competing batteries since they do not contain metallic lithium, a flammable liquid electrolyte or any toxic or heavy metals.

           Cost Competitive. The Company's batteries are comprised of relatively low cost materials. Therefore, the Company believes that its advanced rechargeable batteries will become cost competitive when the Company's production process is successfully automated and its advanced rechargeable batteries are produced in greater volume.

BENEFITS OF ULTRALIFE'S PRIMARY LITHIUM TECHNOLOGY

           The Company's primary battery products are based on its proprietary lithium-manganese dioxide technology. The materials used in, and the chemical reactions inherent to, the Company's lithium batteries provide significant advantages over currently available primary battery technologies, including lighter weight, longer operating time, longer shelf life, and a wider operating temperature range. The Company's primary batteries also have relatively flat voltage profiles which provide stable power. Conventional primary batteries, such as alkaline batteries, have sloping voltage profiles, which result in decreased power during discharge. While the price for the Company's lithium batteries is generally higher than commercially available alkaline batteries, the Company believes that the increased energy per unit of weight and volume of its batteries allows longer operating time and less frequent battery replacements for the Company's targeted applications. Therefore, the Company believes that its primary batteries are price competitive with other battery technologies on a price per watt hour basis.

           The Company was incorporated in Delaware on December 14, 1990, under the name Ultralife Technologies, Inc. The Company changed its name to Ultralife Batteries, Inc. on April 3, 1991. The Company's headquarters is located at 1350 Route 88 South, Newark, New York 14513, and its telephone number is (315) 332-7100.

                                  THE OFFERING

Common Stock offered........................2,500,000 shares

Common Stock to be outstanding after
     this offering (1)......................10,479,136 shares

Use of proceeds.............................The  Company  intends to use the net
                                            proceeds   of   this   offering   to
                                            purchase    additional    production
                                            equipment   to   further    increase
                                            production  capacity of its advanced
                                            rechargeable    batteries   in   its
                                            Newark,  New  York  facility  and to
                                            purchase      automated     assembly
                                            equipment   and   other    equipment
                                            necessary   to   produce    advanced
                                            rechargeable    batteries   at   its
                                            Abingdon,   England   facility.   In
                                            addition, the Company plans to use a
                                            portion  of  the  net   proceeds  to
                                            establish    a   third    production
                                            facility,  which  is  likely  to  be
                                            located in Asia.  Pending such uses,
                                            the  Company  intends  to invest the
                                            net  proceeds  in the United  States
                                            primarily in short and  intermediate
                                            term      interest-bearing      debt
                                            obligations of investment grade. See
                                            "Use of Proceeds."

Nasdaq National Market symbol...............ULBI

(1) Does not include (i) 375,000 shares of Common Stock issuable upon exercise in full of the Underwriters' over-allotment option; (ii) 1,136,150 shares of Common Stock issuable upon exercise of options granted to the Company's employees pursuant to the Company's 1992 Stock Option Plan ("1992 Plan") and 1995 Stock Option Plan ("1995 Plan"); (iii) 375,000 shares of Common Stock issuable upon exercise of options granted to the Chairman and Chief Executive Officer not pursuant to a plan; and (iv) 112,500 shares of Common Stock reserved for issuance upon exercise of outstanding warrants (the "Warrants").

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              SIX MONTHS ENDED
                                                 YEAR ENDED JUNE 30,                             DECEMBER 31,
                           ------------------------------------------------------------     ---------------------
STATEMENT OF OPERATIONS
DATA:                        1993         1994         1995         1996         1997         1996         1997
                           --------     --------     --------     --------     --------     --------     --------
                                                                                                 (unaudited)
Revenue:
Battery sales .........    $  1,817     $  2,890     $ 11,213     $ 12,624     $ 14,765     $  7,444     $  7,573
Technology
  contracts ...........       2,073        2,424        3,430        2,478        1,176          594        1,426
                           --------     --------     --------     --------     --------     --------     --------
Total revenue .........       3,890        5,314       14,643       15,102       15,941        8,038        8,999
Cost of products sold:
Battery costs .........       2,512        3,168       10,900       12,317       13,880        7,126        6,790
Technology
   contracts ..........         594        1,781        1,874          937          711          495          954
                           --------     --------     --------     --------     --------     --------     --------
Total cost of
  products sold .......       3,106        4,949       12,774       13,254       14,591        7,621        7,744
                           --------     --------     --------     --------     --------     --------     --------
Gross profit ..........         784          365        1,869        1,848        1,350          417        1,255
Selling, general and
administrative expenses       1,527        2,879        4,263        4,994        5,217        2,787        2,613
Research and
development expenses ..         658        1,481        2,685        3,688        3,940        1,787        3,071

Loss from operations ..      (1,401)      (3,995)      (5,079)      (7,186)      (8,557)      (4,157)      (3,233)
Net loss ..............    $   (814)    $ (3,137)    $ (3,392)    $ (3,239)    $ (7,246)    $ (3,356)    $ (2,828)
                           ========     ========     ========     ========     ========     ========     ========
Net loss per common
share .................    $  (0.20)    $  (0.57)    $  (0.50)    $  (0.41)    $  (0.91)    $  (0.42)    $  (0.36)
                           ========     ========     ========     ========     ========     ========     ========
Weighted average number
of shares outstanding .       4,032        5,499        6,747        7,814        7,923        7,933        7,942




BALANCE SHEET DATA:                                    DECEMBER 31, 1997
                                                 -------------------------------
                                                    ACTUAL       AS ADJUSTED(1)
                                                    -------        -------
                                                           (unaudited)
Cash and available-for-sale securities ...........  $15,922        $51,947
Working capital ..................................   18,724         54,749
Total assets .....................................   49,882         85,907
Stockholders' equity .............................   43,454         79,479

------------
(1) As adjusted to give effect to the sale by the Company of 2,500,000 shares of Common Stock offered hereby at an assumed public offering price of $15.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

           An investment in shares of Common Stock offered hereby involves a high degree of risk. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the Common Stock offered by this Prospectus.

HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

           The Company commenced operations in March 1991 and has incurred net operating losses since its inception. Losses have resulted principally from research and development, manufacturing and general and administrative costs. No assurance can be given that the Company will generate an operating profit or achieve profitability in the future. For the fiscal years ended June 30, 1996 and June 30, 1997 and the six months ended December 31, 1997, the Company's net loss was approximately $3.2 million, $7.2 million and $2.8 million, respectively. At December 31, 1997, the accumulated deficit was $22.9 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTY OF MARKET ACCEPTANCE OF ADVANCED RECHARGEABLE BATTERIES

           Since the Company intends to focus its manufacturing, research and development and marketing efforts on the success of its advanced rechargeable batteries, it will be dependent upon the market acceptance of its advanced rechargeable batteries which are based on its lithium-ion solid-polymer technology. Although the Company has received initial purchase orders for its rechargeable batteries from Mitsubishi, the Company's advanced rechargeable batteries have not yet achieved wide market acceptance. There can be no assurance that market acceptance of its technology or advanced rechargeable batteries will ever be achieved. The introduction of new products is subject to the inherent risks of unforeseen delays and the time necessary to achieve market success for any individual product is uncertain. If volume production of the Company's advanced rechargeable batteries is delayed for any reason, the Company's competitors may introduce emerging technologies or refine existing technologies which could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON OEM RELATIONSHIPS AND THEIR PRODUCTS FOR SALE OF ADVANCED RECHARGEABLE BATTERIES

           The Company intends to continue to promote demand for, and awareness of, its advanced rechargeable batteries, in part, through the development of relationships with OEMs that manufacture products which require the performance characteristics of the Company's advanced rechargeable batteries. The success of any such relationship is dependent upon the general business condition of the OEM and the ability of the Company to produce its advanced rechargeable batteries at the quality and cost and within the time frame required by such OEMs. To date, the Company has entered into a relationship with Mitsubishi, which has agreed to purchase limited quantities of production units of advanced rechargeable batteries through April 1998. Since the Company has not been able to produce its advanced rechargeable batteries in the volumes required by Mitsubishi, Mitsubishi is utilizing lithium-ion liquid electrolyte batteries produced by another manufacturer in some of its Pedion computers. Although the Company is pursuing relationships with other OEMs, the Company currently depends upon one OEM customer, Mitsubishi, for all current orders of advanced rechargeable batteries. Failure to develop relationships with other OEMs or the non-renewal or termination of its contractual arrangement with Mitsubishi could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-Products-Key OEM Relationships."

           A substantial portion of the Company's business will depend upon the success of products sold by OEMs that use the Company's batteries. For example, one factor determining the quantity of purchase orders the Company may receive from Mitsubishi in the future is the success of the Pedion, its new generation notebook computer. Therefore, the Company's success is substantially dependent upon the acceptance of the OEMs' products in the marketplace. The Company is subject to many risks beyond its control that influence the success or failure of a particular product manufactured by an OEM, including among others, competition faced by the OEM in its particular industry; market acceptance of the OEM's product; the engineering, sales and marketing and management capabilities of the OEM; technical challenges unrelated to the Company's technology or products faced by the OEM in developing its products and the financial and other resources of the OEM. See "Business--Business Strategy."

ADVANCED RECHARGEABLE BATTERIES: MANUFACTURING; LIMITED EXPERIENCE; FACTORS RELATED TO MANUFACTURING EXPANSION

           To be successful with respect to its advanced rechargeable battery efforts, the Company must manufacture its batteries in large commercial quantities with appropriate performance characteristics at competitive costs. At present, the Company operates an automated coating machine and a manual assembly and packaging production line that produces limited quantities of advanced rechargeable batteries for customer sampling and initial product runs. The Company is in the process of testing a high volume automated assembly machine and an automated packaging machine. The Company will not have a fully automated production line of its advanced rechargeable batteries until these machines become fully operational which the Company expects to occur by June 1998. The Company must successfully integrate its automated assembly and packaging production line and be able to ramp up production of its advanced rechargeable batteries. Failure of such machines to become fully operational may result in the Company not being able to obtain additional orders from Mitsubishi and may adversely impact the Company's ability to attract additional customers which will have a material adverse effect on the Company's business, financial condition and results of operations. The Company currently has no high volume manufacturing capability or experience in large scale manufacturing of its advanced rechargeable batteries and has limited experience in automated assembly and packaging technology. Custom design, manufacturing and integration of large scale manufacturing equipment frequently result in delays and cost overruns, as the equipment is repeatedly tested and modified to achieve optimum performance. There can be no assurance that the Company will be successful in integrating and operating such additional equipment or that the Company will be able to develop its manufacturing capabilities to produce the necessary production quality on acceptable terms. The Company currently plans to install additional automated production equipment for advanced rechargeable batteries in its Newark, New York and Abingdon, England facilities and to establish a third facility, which is likely to be located in Asia. In the past, the Company has experienced significant delays in the delivery of its custom-designed equipment. Such delays have resulted in the Company not being able to fulfill certain production purchase orders of Mitsubishi and another OEM causing the Company to have to renegotiate its contracts with Mitsubishi and another OEM. Any delays or difficulties in developing or operating its manufacturing facilities will have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, further delays in the production and delivery of the Company's advanced rechargeable batteries could adversely affect the Company's prospects for sales of rechargeable batteries to its current or prospective customers. See "Business--Products--Key OEM Relationships."

RISKS RELATING TO GROWTH AND EXPANSION

           Rapid growth of the Company's advanced rechargeable battery business or other segments of its business may significantly strain the Company's management, operations and technical resources. If the Company is successful in obtaining rapid market penetration of its advanced rechargeable batteries, the Company will be required to deliver large volumes of quality products to its customers on a timely basis at a reasonable cost to those customers. There can be no assurance, however, that the Company's business will achieve rapid growth or that its efforts to expand its manufacturing and quality control activities will be successful or that it will be able to satisfy commercial scale production requirements on a timely and cost-effective basis. The Company will also be required to continue to improve its operations, management and financial systems and controls. Failure by the Company to manage its growth effectively could have an adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing and Raw Materials" and "--Facilities."

COMPETITION; TECHNOLOGICAL OBSOLESCENCE

           The primary and rechargeable battery industry is characterized by intense competition with a large number of companies offering or seeking to develop technology and products similar to those of the Company. The Company is subject to competition from manufacturers of traditional rechargeable batteries, such as nickel- cadmium batteries, from manufacturers of rechargeable batteries of more recent technologies, such as nickel-metal hydride, lithium-ion liquid electrolyte and lithium-metal solid-polymer batteries, as well as from companies engaged in the development of batteries incorporating new technologies.
Manufacturers of  nickel-cadmium  and  nickel-metal  hydride  batteries  include
Eveready, Sanyo Electric Co. Ltd., Sony Corp., Toshiba Corp., Matsushita Electric Industrial Co., Ltd. and Duracell International, Inc. Manufacturers of lithium-ion liquid electrolyte batteries currently include Saft-Soc des ACC, Sony Corp., Toshiba Corp., Matsushita Electric Industrial Co., Ltd., Sanyo Electric Co. Ltd. and Duracell International, Inc. Valence Technology, Inc., Lithium Technology Corporation, Battery Engineering, Inc. and Yuasa- Exide, Inc. have developed prototype solid-polymer batteries and are constructing commercial-scale manufacturing facilities. The Company also competes with large and small manufacturers of alkaline, carbon-zinc, sea water, high rate and primary batteries as well as other manufacturers of lithium batteries. There can be no assurance that the

Company will be successful in competing with these manufacturers, many of which have substantially greater financial, technical, manufacturing, distribution, marketing, sales and other resources. A number of companies with substantially greater resources than the Company are pursuing the development of a wide variety of battery technologies, including both liquid electrolyte lithium and solid electrolyte lithium batteries, which are expected to compete with the Company's technology. Other companies undertaking research and development activities of solid-polymer batteries have already developed prototypes and are constructing commercial scale production facilities. If such other companies successfully market their batteries prior to the introduction of the Company's products, there will be a material adverse effect on the Company's business, financial condition and results of operations. The market for the Company's products is characterized by changing technology and evolving industry standards, often resulting in product obsolescence or short product lifecycles. Although the Company believes that its batteries, particularly its 9-volt and advanced rechargeable batteries, are comprised of state-of-the-art technology, there can be no assurance that competitors will not develop technologies or products that would render the Company's technology and products obsolete or less marketable. See "Business--Competition."

DEPENDENCE ON KEY PERSONNEL

           Because of the specialized, technical nature of the Company's business, the Company is highly dependent on certain members of its management, marketing, engineering and technical staff, the loss of whose services could have a material adverse effect on the Company's business, financial condition and results of operations. In addition to developing manufacturing capacity that meets the rigorous tolerances necessary for the high volume production of the Company's advanced rechargeable batteries, the Company must attract, recruit and retain a sizeable workforce of technically competent employees. The ability of the Company to pursue effectively its business strategy will depend upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced managerial, marketing, engineering and technical personnel. There can be no assurance that the Company will be able to retain or recruit such personnel. See "Business--Employees" and "Management--Executive Officers and Directors."

INTERRUPTION IN OPERATIONS OF ULTRALIFE UK

           The operations of the Company's Abingdon, England facility remain suspended as a result of a December 1996 fire believed to be caused by arson. This fire has caused the Company to cease sales of its high rate lithium batteries and sea water batteries. The Company has only recently resumed production of its sea water batteries. The Company has subcontracted manufacturing to third parties and manufactured products from an off-site facility to satisfy some customers, however, many of the Company's customers have obtained products previously supplied by Ultralife UK from other manufacturers while operations have been interrupted. Since the fire, the Company has been receiving insurance proceeds compensating for the loss of plant and machinery, leasehold improvements, inventory and business interruption. The Company's insurance policies will cover losses associated with business interruption until May 1998. Although the Company believes that its remaining operations in Abingdon, England will begin by March 1998 and become fully operational by June 1998 and that many of its customers will return to the Company, there can be no assurance that customers which have purchased batteries elsewhere will resume their relationship with the Company. Such an event would have a material adverse effect on the Company's business, financial condition and results of operations.

SAFETY RISKS; DEMANDS OF ENVIRONMENTAL AND OTHER REGULATORY COMPLIANCE

           Components of the Company's batteries contain certain elements which are known to pose safety risks. The Company's primary battery products incorporate lithium metal, which is known to react with water and may cause fires if not handled properly. In addition to the December 1996 fire at the Company's Abingdon, England facility described above, fires occurred in August 1991 and August 1997 at the Company's Newark, New York facility and fires occurred in July 1994 and September 1995 at the Company's Abingdon, England facility, each of which temporarily interrupted certain manufacturing operations in a specific area of the facility. Although the Company incorporates safety procedures in its research, development and manufacturing processes that are designed to minimize safety risks, there can be no assurance that an accident in its facilities or one involving its products will not occur. Although the Company currently has in force insurance policies which cover loss of its plant and machinery, leasehold improvements, inventory and business interruption, any accident, whether at the Company's manufacturing facilities or from the use of its products, may result in significant production delays or claims for damages resulting from injuries, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

           National, state and local regulations impose various environmental controls on the manufacture, storage, use and disposal of lithium batteries and/or of certain chemicals used in the manufacture of lithium batteries. Although the Company believes that its operations are in substantial compliance with current environmental regulations and that there are no environmental conditions that will require material expenditures for clean-up at its present or former facilities or at facilities to which it has sent waste for disposal, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on the Company or otherwise subject it to future liabilities. Moreover, state and local governments may enact additional restrictions relating to the disposal of lithium batteries used by customers of the Company which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the transportation of batteries which contain lithium metal is regulated by the U.S. Department of Transportation and by certain foreign regulatory agencies that consider lithium to be a hazardous material. The Company currently ships its lithium batteries in accordance with regulations established by the U.S. Department of Transportation. There can be no assurance that additional or modified regulations relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture the Company's batteries or restricting disposal of batteries will not be imposed or as to the effect such regulations may have on the Company or its customers. See "Business--Battery Safety; Regulatory Matters; Environmental Considerations."

           In connection with the Company's purchase/lease of its Newark, New York facility, a consulting firm performed a Phase I and II Environmental Site Assessment which revealed the existence of contaminated soil and ground water around one of the Company's buildings. The Company retained an engineering firm which estimated that the cost of remediation should be in the range of $230,000, however, there can be no assurance that this will be the case. In February 1998, the Company entered into an agreement with a third party which provides that the Company and this third party will retain an environmental consulting firm to conduct a supplemental Phase II investigation to verify the existence of the contaminants and further delineate the nature of the environmental concern. The third party agreed to reimburse the Company for fifty percent of the cost associated with remediating the environmental concern. There can be no assurance that the Company will not face claims resulting in substantial liability which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Battery Safety; Regulatory Matters; Environmental Considerations."

LIMITED SOURCES OF SUPPLY

           Certain materials used in the Company's products are available only from a single or a limited number of suppliers. Additionally, the Company may elect to develop relationships with a single or limited number of suppliers for materials that are otherwise generally available. Although the Company believes that alternative suppliers are available to supply materials that could replace materials currently used by the Company and that, if necessary, the Company would be able to redesign its products to make use of such alternatives, any interruption in its supply from any supplier that serves as the Company's sole source could delay product shipments and have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company has experienced interruptions of product deliveries by sole source suppliers, none of such interruptions has had a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not experience a material interruption of product deliveries from sole source suppliers which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing and Raw Materials."

DEPENDENCE ON PROPRIETARY TECHNOLOGIES

           The Company believes that its success is less dependent on the legal protection that its patents and other proprietary rights may or will afford than on the knowledge, ability, experience and technological expertise of its employees. The Company claims proprietary rights in various unpatented technologies, know how, trade secrets and trademarks relating to its products and manufacturing processes. There can be no assurance as to the degree of protection these various claims may or will afford, or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technology. It is the policy of the Company to protect its proprietary rights in its products and operations through contractual obligations, including nondisclosure agreements with certain employees, customers, consultants and strategic partners. There can be no assurance as to the degree of protection these contractual measures may or will afford. The Company, however, has had patents issued and patent applications pending in the U.S. and elsewhere. There can be no assurance (i) that patents will be issued from any pending applications, or that the claims allowed under any patents will be sufficiently broad to protect the Company's technology, (ii) that any patents issued to the Company will not be challenged, invalidated or circumvented, or (iii) as to the degree or adequacy of protection any patents or patent applications may or will afford. In addition, although the Company does not believe that it is materially infringing the intellectual property rights of others, a legal action was commenced by Eveready alleging infringements of two patents. The Company has cross-claimed against the corporation that licensed the technology at issue to the Company. Although the Company believes the damages, if any, are minimal and the possibility of an injunction, in the opinion of patent counsel, is remote, there can be no assurance that any consequences arising from this infringement claim will not have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, there can be no assurance that other claims will not be asserted against the Company in the future. If the Company is found to be infringing third party patents, there can be no assurance that it will be able to obtain licenses with respect to such patents on acceptable terms, if at all. Failure of the Company to obtain necessary licenses could result in delays in product shipment or the introduction of new products, and costly attempts to design around such patents could foreclose the development, manufacture or sale of the Company's products. See "Business--Legal Proceedings" and "--Patents, Trade Secrets and Trademarks."

DEPENDENCE ON TECHNOLOGY TRANSFER AGREEMENTS

           The Company's research and development of advanced rechargeable battery technology and products utilizes internally-developed technology, acquired technology and certain patents and related technology licensed by the Company pursuant to non-exclusive, technology transfer agreements. The Company is currently aware of ten to twelve companies who have acquired the technologies under such non-exclusive technology transfer agreements, although the Company believes only one of these companies is in a directly competitive field. There can be no assurance that the Company's competitors will not develop, independently or through the use of similar technology transfer agreements, rechargeable battery technology or products that are substantially equivalent or superior to the technologies and products currently under research and development by the Company. Termination of the technology transfer agreements could result in significant delays in the research and development of the Company's advanced rechargeable battery technology and the introduction of new products based thereon, and there can be no assurance that the Company will be able to develop its own technology or obtain similar or alternative licenses on acceptable terms, if at all. The Company does not believe that it will have any difficulty complying with all material terms of the technology transfer agreements; however, termination of such agreements could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Business Strategy," "--Ultralife's Advanced Rechargeable Batteries" and "--Patents, Trade Secrets and Trademarks."

RISKS RELATED TO CHINA JOINT VENTURE PROGRAM

           In July 1992, the Company entered into several agreements related to the establishment of a manufacturing facility in Changzhou, China, for the production and distribution in and from China of 2/3A lithium primary batteries. Changzhou Ultra Power Battery Co., Ltd, a company organized in China ("China Battery"), purchased from the Company certain technology, equipment, training and consulting services relating to the design and operation of a lithium battery manufacturing plant. China Battery is required to pay approximately $6.0 million to the Company over the first two years of the agreement, of which approximately $5.6 million had been paid as of the date of this Prospectus. The Company has been attempting to collect the balance due under this contract. China Battery has indicated that these payments will not be made until certain contractual issues have been resolved. Due to China Battery's questionable willingness to pay, the Company wrote off in fiscal 1997 the entire balance owed to the Company as well as the Company's investment aggregating $805,000. In December 1997, China Battery sent to the Company a letter demanding reimbursement of losses they have incurred plus a refund for certain equipment that the Company sold to China Battery. Although China Battery has not taken any additional steps, there can be no assurance that China Battery will not further pursue such a claim which, if successful, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that such a claim is without merit.

ABILITY TO INSURE AGAINST LOSSES

           Because certain of the Company's primary batteries are used in a variety of security and safety products (such as smoke and fire detectors) and medical devices (such as infusion pumps), the Company may be exposed to liability claims if such a battery fails to function properly. The Company currently has in force an insurance policy which covers product liability claims with coverage limits of $11,000,000 per occurrence and $11,000,000 in the aggregate annually. However, there can be no assurance that the liability insurance will continue to be available, or that any such liability insurance would be sufficient to cover any claim or claims.

POSSIBLE VOLATILITY OF STOCK PRICE

           Future announcements concerning the Company or its competitors, including technological innovations or commercial products, litigation or public concerns as to the safety or commercial value of one or more of the Company's products, may cause the market price of the Common Stock to fluctuate substantially for reasons which may be unrelated to operating results. These fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of the Common Stock. See "Underwriting" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SHARES ELIGIBLE FOR FUTURE SALE

           Future sales of Common Stock by existing stockholders pursuant to Rule 144 ("Rule 144") promulgated under the Securities Act, pursuant to registration rights granted to certain holders of warrants to purchase the Common Stock, or pursuant to other registration or exemptions from registration under the Securities Act, could have an adverse effect on the price of the shares of Common Stock. The Company has approximately 7,979,136 shares of Common Stock outstanding (10,854,136 upon consummation of this offering and assuming the Underwriter's over-allotment option is exercised in full). In addition, the Company has reserved for issuance (i) 1,036,150 shares of Common Stock upon the exercise of options available for grant under the 1992 Plan, (ii) 100,000 shares of Common Stock upon the exercise of options available for grant under the 1995 Plan, (iii) 375,000 shares of Common Stock upon the exercise of options granted to the Company's Chairman and Chief Executive Officer not pursuant to a plan and
(iv) 112,500 shares of Common Stock reserved for issuance upon exercise of the outstanding Warrants. The Company has agreed to include 12,500 of the shares underlying the foregoing Warrants in a future registration statement which the Company will prepare and file with, and use its best efforts to have declared effective by, the Securities and Exchange Commission ("Commission") so as to permit the public trading of the shares underlying the foregoing Warrants.

           Of the 7,979,136 shares of Common Stock issued and outstanding, 2,012,500 were sold publicly in the Company's initial public offering in December 1992 and approximately 2,000,000 shares were sold publicly pursuant to the Company's follow-on public offering in December 1994. Of the remaining shares of Common Stock, all are freely tradeable without restriction or further registration under the Securities Act except for approximately 1.8 million shares of Common Stock which may not be resold except pursuant to an effective registration statement filed by the Company or an applicable exemption from registration, including an exemption under Rule 144. The Company, each of its executive officers and directors and Intermagnetics General Corporation ("IGC") have agreed that, for a period of 90 days after the date of this Prospectus, they will not offer, sell or otherwise dispose of any shares of Common Stock without the prior written consent of Lehman Brothers Inc. No predictions can be made as to the effect that future sales of Common Stock, or the availability of shares of Common Stock for future sales, will have on the market prices for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely effect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the future sales of its equity securities. See "Principal Stockholders."

                                 USE OF PROCEEDS

           The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered hereby (at an assumed public offering price of $15.50 per share and after deducting the underwriting discounts and commissions and estimated offering expenses) are estimated to be $36,025.000 million ($41,488,750 million if the Underwriters' over-allotment option is exercised in full). The Company anticipates that from the net proceeds of this offering and the current cash position of the Company, approximately $9 million will be used to purchase additional automated coating, conditioning and formation equipment necessary to further increase production capacity of its advanced rechargeable batteries at its Newark, New York facility, approximately $13 million will be used to purchase automated assembly and packaging equipment to produce advanced rechargeable batteries at its Abingdon, England production facility and approximately $20 million will be used to establish a third production facility, which is likely to be located in Asia, and to purchase automated production equipment to produce advanced rechargeable batteries at that facility. The remainder of the proceeds will be used for working capital and general corporate purposes. Pending such uses, the Company intends to invest the net proceeds in the United States, primarily in short and intermediate term interest-bearing debt obligations of investment grade.

           Since the net proceeds of this offering will be applied over time, the actual expenditure of funds for any purpose could vary significantly from the anticipated expenditures described above. The Company may, from time to time, seek to acquire businesses, products, services or technologies complementary to the Company's business, although no acquisitions are currently being negotiated or planned. The Company reserves the right, therefore, to reallocate proceeds among the uses described above, depending upon factors such as the results of the Company's marketing activities and technological advances in the industry.

                           PRICE RANGE OF COMMON STOCK

           The Common Stock is included for quotation on the Nasdaq National Market System under the symbol "ULBI." The following table sets forth the quarterly high and low sales prices of the Common Stock during the period set forth below:

                                                                  SALES PRICES
                                                                 HIGH       LOW
                                                                 ----       ---
FISCAL YEAR 1996
Quarter ended September 30, 1995 ........................... $   24.75 $   14.75
Quarter ended December 31, 1995 ............................     24.50     16.75
Quarter ended March 31, 1996 ...............................     24.00     10.50
Quarter ended June 30, 1996 ................................     16.25     12.38

FISCAL YEAR 1997
Quarter ended September 30, 1996 ...........................     15.25     10.75
Quarter ended December 31, 1996 ............................     13.75      7.50
Quarter ended March 31, 1997 ...............................     12.25      7.88
Quarter ended June 30, 1997 ................................     13.00      7.38

FISCAL YEAR 1998
Quarter ended September 30, 1997 ...........................     20.38     10.38
Quarter ended December 31, 1997 ............................     20.38     13.13
Quarter ended March 31, 1998 (through February 25, 1998) ...     16.88     14.75

           On February 25, 1998, the last reported sales price for the Common Stock as reported on the Nasdaq National Market was $15.50 per share. As of February 25, 1998, there were approximately 149 holders of record of the Common Stock, and the Company believes there are in excess of 4,050 beneficial holders of the Common Stock.

                                 DIVIDEND POLICY

           The Company has never declared or paid a cash dividend on the Common Stock and does not intend to do so in the foreseeable future. The Company's current policy is to reinvest earnings, if any, to finance internal growth and product development. Payment of dividends in the future will depend upon the earnings and financial condition of the Company and such other factors as the directors may consider or deem appropriate at the time.

                                 CAPITALIZATION

           The following table set forth the capitalization of the Company as of December 31, 1997 and as adjusted to give effect to the sale of 2,500,000 shares of Common Stock offered hereby at an assumed public offering price of $15.50 per share and after deducting the underwriting discounts and commissions and estimated offering expenses. This table should be read in conjunction with the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus.


                                                        DECEMBER 31, 1997
                                                        -----------------
                                                        ACTUAL   AS ADJUSTED
                                                        -------   -------
                                                          (In thousands)
Stockholders' equity:
    Preferred Stock, $0.10 par value per share:
       1,000,000 shares authorized;
       no shares outstanding ........................   $  --     $  --
    Common Stock, $0.10 par value per share:
       authorized --12,000,000 shares; outstanding --
       actual: 7,975,286 shares; as adjusted:
       10,475,286 shares (1) ........................       800     1,048
    Total stockholders' equity ......................    43,454    79,479
                                                        -------   -------
       Total capitalization .........................   $43,454   $79,479
                                                        =======   =======

(1) Does not include (i) 375,000 shares of Common Stock issuable upon exercise in full of the Underwriters' over-allotment option; (ii) 1,142,350 shares of Common Stock issuable upon exercise of options granted to the Company's employees pursuant to the 1992 Plan and the 1995 Plan; (iii) 375,000 shares of Common Stock issuable upon exercise of options granted to the Chairman and Chief Executive Officer not pursuant to a plan; (iv) 100,000 shares of Common Stock reserved for issuance upon exercise of the Warrants and (v) 12,500 shares of Common Stock reserved for issuance upon exercise of the Warrants issued subsequent to December 31, 1997. Certain holders of the options exercisable to purchase shares of Common Stock have agreed not to exercise their options until the Company increases its authorized number of shares of Common Stock. See "Underwriting" and "Principal Stockholders."

                                    DILUTION

           The net tangible book value of the Company at December 31, 1997, was $42,820,337, or $5.37 per share of Common Stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities of the Company, divided by the number of shares of Common Stock outstanding. After giving effect to the receipt of the net proceeds from the sale of the 2,500,000 shares of Common Stock offered hereby, at the estimated offering price of $15.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of the Company at December 31, 1997, would have been $78,845,337, or $7.53 share. This represents an immediate increase in net tangible book value of $2.16 per share to existing stockholders and an immediate dilution of $7.97 per share to the new investors purchasing Common Stock at the assumed public offering price. The following illustrates this per share dilution:


Public offering price per share...........................           $15.50
   Net tangible book value per
      share as of December 31, 1997
      before this offering................................ $5.37
   Increase per share attributable to new investors....... $2.16
                                                           -----
   Pro forma net tangible book value
     per share at December 31, 1997
     after this offering..................................            $7.53
                                                                      -----
Dilution per share to new investors (1)...................            $7.97
                                                                      =====
--------------
(1) If the Underwriters' over-allotment option is exercised in full, the pro forma net tangible book value per share after this offering and dilution per share to new investors would be $7.77 and $7.73 , respectively.

           The foregoing table excludes 1,629,850 shares of Common Stock issuable pursuant to currently outstanding options and warrants which are expected to be outstanding after the consummation of this offering. If all options and warrants outstanding as of December 31, 1997, were included above, the pro forma net tangible book value per share at December 31, 1997, after giving effect to this offering, would have been $7.99 and the dilution per share to new investors would have been $7.51.

                      SELECTED CONSOLIDATED FINANCIAL DATA

           Set forth below is selected consolidated financial data with respect to the statements of operations of the Company for the years ended June 30, 1993, 1994, 1995, 1996, 1997, the six months ended December 31, 1996 and 1997, and the balance sheets of the Company at June 30, 1993, 1994, 1995, 1996 and 1997 and December 31, 1997. Year-end data for the years ended June 30, 1996 and 1997 were derived from the Company's Consolidated Financial Statements audited by Arthur Andersen LLP, independent public accountants, whose report thereon is included elsewhere in this Prospectus. Year-end data for the years ended June 30, 1993, 1994 and 1995 were derived from the Company's Consolidated Financial Statements audited by Ernst & Young LLP, independent auditors, whose report for the year ended June 30, 1995 is included elsewhere in this Prospectus. The selected financial data for the six-month periods ended December 31, 1996 and 1997 are derived from unaudited interim financial statements of the Company which, in the opinion of management of the Company, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial position for this period. Operating results for the six-month period ended December 31, 1997 are not necessarily indicative of the results which may be expected for the full year. The data should be read in conjunction with the Financial Statements and Notes thereto and the Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                                                                                         SIX MONTHS ENDED
                                              YEAR ENDED JUNE 30,                          DECEMBER 31,
                          ---------------------------------------------------------    --------------------
STATEMENT OF
OPERATIONS DATA:             1993        1994        1995        1996        1997        1996        1997
                           --------    --------    --------    --------    --------    --------    --------
Revenue:                            (in thousands, except per share data)                  (unaudited)

  Battery sales ........   $  1,817    $  2,890    $ 11,213    $ 12,624    $ 14,765    $  7,444    $  7,573
  Technology contracts .      2,073       2,424       3,430       2,478       1,176         594       1,426
                           --------    --------    --------    --------    --------    --------    --------
  Total revenue ........      3,890       5,314      14,643      15,102      15,941       8,038       8,999
Cost of products sold:
  Battery costs ........      2,512       3,168      10,900      12,317      13,880       7,126       6,790
  Technology contracts .        594       1,781       1,874         937         711         495         954
                           --------    --------    --------    --------    --------    --------    --------
  Total cost of products
     sold ..............      3,106       4,949      12,774      13,254      14,591       7,621       7,744
                           --------    --------    --------    --------    --------    --------    --------
Gross profit ...........        784         365       1,869       1,848       1,350         417       1,255
Selling, general and
  administrative
  expenses .............      1,527       2,879       4,263       4,994       5,217       2,787       2,613
Research and
  development
  expenses .............        658       1,481       2,685       3,688       3,940       1,787       3,071
Loss (gain) on fires -
  insurance ............       --          --          --           352         (55)       --        (1,196)
Loss on China
  development program ..       --          --          --          --           805        --          --
                           --------    --------    --------    --------    --------    --------    --------
Total operating
expenses ...............      2,185       4,360       6,948       9,034       9,907       4,574       4,488
Loss from operations....     (1,401)     (3,995)     (5,079)     (7,186)     (8,557)     (4,157)     (3,233)
Interest income ........        350         836       1,722       2,017       1,352         801         427
Gain on sale of
  securities ...........       --          --          --         1,930        --          --          --
Other income (expense),
  net ..................        237          22         (35)       --           (41)       --           (22)
Loss before income
  taxes ................       (814)     (3,137)     (3,392)     (3,239)     (7,246)     (3,356)     (2,828)
                           --------    --------    --------    --------    --------    --------    --------
Income taxes ...........       --          --          --          --          --          --          --
  Net loss .............   $   (814)   $ (3,137)   $ (3,392)   $ (3,239)   $ (7,246)   $ (3,356)   $ (2,828)
                           ========    ========    ========    ========    ========    ========    ========
Net loss per common
  share ...............    $  (0.20)   $  (0.57)   $  (0.50)   $  (0.41)   $  (0.91)   $  (0.42)   $  (0.36)
                           ========    ========    ========    ========    ========    ========    ========
Weighted average
  number of shares
  outstanding..........       4,032       5,499       6,747       7,814       7,923       7,933       7,942




CONSOLIDATED BALANCE SHEET
DATA:                                             JUNE 30,                      DECEMBER 31, 1997
                              -----------------------------------------------   -----------------
                               1993      1994      1995      1996      1997     ACTUAL   AS ADJUSTED
                              -------   -------   -------   -------   -------   -------   -------
                                                                                   (unaudited)
Cash and available-for-sale
  securities ..............   $23,097   $21,928   $27,398   $35,069   $22,158   $15,922   $51,947
Working capital ...........    24,354    23,020    32,705    44,666    27,206    18,724    54,749
Total assets ..............    30,202    30,078    62,593    60,633    51,395    49,882    85,907
Total long-term debt ......     1,800      --        --        --        --        --        --
Stockholders' equity ......    27,138    27,554    57,957    56,435    46,763    43,454    79,479

                           MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


           The discussion and analysis below, and throughout this report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected or suggested in the forward-looking statements. Factors that could cause or contribute to such difference include, but are not limited to, those discussed in this section, as well as in the sections entitled "Risk Factors" and "Business."

           The following discussions and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

GENERAL

           The Company develops, manufactures and markets primary and rechargeable lithium batteries for use in a wide array of applications. The Company believes that its proprietary technologies allow the Company to offer batteries that are ultra-thin, lightweight and achieve longer operating time than competing batteries currently available. To date, the Company has focused on manufacturing a family of lithium primary batteries in 9-volt, 3-volt, C, 1 1/4C and D configurations and custom Thin Cell batteries at its Newark, New York facility as well as high rate lithium batteries and sea water batteries at Ultralife UK in Abingdon, England. The Company believes this is one of the most comprehensive lines of lithium primary batteries commercially available. Recently, the Company has been focusing on the commercialization of its advanced rechargeable batteries which are based on its proprietary lithium-ion solid-polymer technology and are integrated into consumer electronic applications such as portable computers and cellular telephones. The Company believes that its advanced rechargeable batteries are the only solid-polymer lithium batteries currently being manufactured and sold for commercial use. The Company intends to increase its production capacity of advanced rechargeable batteries in order to supply OEMs and the after-market for consumer replacement of batteries in electronic devices. The Company has obtained initial production orders from Mitsubishi to supply its advanced rechargeable batteries for use in its new ultra-thin lightweight notebook computer, the Pedion, and is also in discussions with other major OEMs to develop its advanced rechargeable batteries for use in such products as cellular telephones.

           The Company was formed in December 1990. In March 1991, the Company acquired certain technology and assets from the Eastman Kodak Company ("Kodak") relating to the 9-volt lithium-manganese dioxide battery. The Company then expanded its operation by its acquisition in June 1994 of the assets of Dowty
Group PLC in Abingdon, England ("Dowty") which became a subsidiary of the Company and was renamed Ultralife Batteries (UK) Ltd. The customer base of Ultralife UK was further expanded by the acquisition of assets of Accuumulatorenwerke Hoppecke Carl Zoellner & Sohn GmbH & Co. ("Hoppecke") in July 1994. Since revenues and expenses of Ultralife UK are paid in British pounds sterling, the Company's results of operations are not materially affected by changes in currency fluctuations.

           In September 1997, the Company commenced production of its advanced rechargeable batteries in limited quantities to Mitsubishi on a low volume production line. A custom-designed automated assembly machine was delivered in December 1997 and is currently being tested. A custom-designed packaging and sealing machine was delivered in February 1998 and is currently being tested. The Company intends to ramp up production while integrating the new equipment to reach full operation by June 1998. This equipment will enable the Company to complete its automated assembly line in Newark, New York, greatly increase production capacity of advanced rechargeable batteries and service anticipated demand. The Company intends to further expand its production capacity subsequent to June 1998 by installing additional automated equipment at its Newark, New York facility and adding automated equipment at its Abingdon, England facility as well as establishing a third production facility, which is likely to be located in Asia. The Company anticipates that profit margins from sales of rechargeable batteries will increase as production is automated and that profit margins from sales of 9-volt batteries will increase as production volumes increase. See "Use of Proceeds."

           Fires occurred in July 1994, September 1995 and December 1996 at the Company's Abingdon, England facility. Based upon information received from the police, the December 1996 fire has been attributed to arson. With the exception of the December 1996 fire, each of these fires temporarily interrupted certain manufacturing operations in a specific area of the facility. The December 1996 fire, however, caused extensive damage to the facility. Since the December 1996 fire, the Company has been receiving insurance proceeds compensating the Company for loss of its plant and machinery, leasehold improvements, inventory and business interruption. Sales of high rate and sea water batteries have been significantly reduced over the past 12 months, however, the Company's insurance policy covers losses associated with business interruption until May 1998.

           Since inception, the Company has incurred net operating losses primarily as a result of funding research and development activities. In addition, net operating losses have been attributed to manufacturing and general and administrative costs. To date, the Company has devoted a substantial portion of its resources to the research and development of its products and technology, particularly its proprietary lithium-ion solid-polymer technology. The Company expects its operating expenses to increase as it expands production activities. The Company's results of operations may vary significantly from quarter to quarter depending upon the number of orders received, technology contracts entered into and the pace of the Company's research and development activities.


                                                             SIX MONTHS ENDED
                              YEAR ENDED JUNE 30,              DECEMBER 31,
                       --------------------------------    --------------------
                                (in thousands)                 (unaudited)
NET SALES BY BUSINESS
SEGMENT                  1995        1996        1997        1996        1997
                       --------    --------    --------    --------    --------
Battery sales          $ 11,213    $ 12,624    $ 14,765    $  7,444    $  7,573
Technology contracts      3,430       2,478       1,176         594       1,426
Total revenue          $ 14,643    $ 15,102    $ 15,941    $  8,038    $  8,999

NET INCOME (LOSS) BY
BUSINESS SEGMENT
Batteries              ($ 3,347)   ($ 5,010)   ($ 5,261)   ($ 2,347)   ($ 1,765)
Technology contracts        413         524         (62)        (51)         (7)
All Other                  (458)      1,247      (1,923)       (958)     (1,056)
Net loss               ($ 3,392)   ($ 3,239)   ($ 7,246)   ($ 3,356)   ($ 2,828)

RESULTS OF OPERATIONS

Six Months Ended December 31, 1997 Compared with the Six Months Ended December 31, 1996

           Revenues. Total revenues of the Company increased $961,000, or approximately 12%, from $8,038,000 in the six months ended December 31, 1996 to $8,999,000 in the six months ended December 31, 1997. This increase reflects an increase in sales of batteries and technology contracts. Sales of 9-volt and BA-5372 primary batteries increased $973,000, or approximately 21%, from $4,532,000 in the six months ended December 31, 1996 to $5,505,000 in the six months ended December 31, 1997. This increase was reduced by lower sales of high rate batteries by Ultralife UK as a result of suspended operations of the Company's Abingdon, England facility due to a fire which occurred in December 1996. Technology contracts revenue increased $832,000, or approximately 140%, from $594,000 in the six months ended December 31, 1996 to $1,426,000 in the six months ended December 31,

1997. The increase in revenues from technology contracts was attributed to development funds arising from the Company's agreement with Mitsubishi to develop and supply its advanced rechargeable battery for a new generation notebook computer.

           Cost of Products Sold. Cost of products sold increased $123,000 from $7,621,000 in the six months ended December 31, 1996 to $7,744,000 in the six months ended December 31, 1997. Cost of products sold as a percentage of revenue decreased from approximately 95% to approximately 86% in the six months ended December 31, 1997. The decrease in costs of products sold as a percentage of revenues was principally the result of increased production volumes of 9-volt and BA-5372 primary batteries and the Company's implementation of cost reduction programs related to the improvement of manufacturing efficiencies.

           Operating Expenses. Operating expenses decreased $86,000 from $4,574,000 in the six months ended December 31, 1996 to $4,488,000 in the six months ended December 31, 1997. Of the Company's operating expenses, research and development expenses increased $1,284,000, from $1,787,000 in the six months ended December 31, 1996 to $3,071,000 in the six months ended December 31, 1997. Research and development expenses increased as a result of the Company's efforts to improve its production process and performance of its advanced rechargeable batteries. Selling, general and administrative expenses decreased $174,000 from $2,787,000 in the six months ended December 31, 1996 to $2,613,000 in the six months ended December 31, 1997. The decrease in selling, general and administrative expenses are attributable to the impact of expense control efforts. Total operating expenses also decreased as a result of the receipt of insurance proceeds to replace assets previously written off due to the December 1996 fire at Ultralife UK.

           Interest Income. Interest income decreased $374,000 from $801,000 in the six months ended December 31, 1996 to $427,000 in the six months ended
September 30, 1997. The decrease of interest income is the result of lower average balance invested since the Company used cash and investments to fund operations and capital equipment additions for high volume production of rechargeable batteries.

           Net Losses. Net loss decreased $528,000 from a loss of $3,356,000, or $0.42 per share, in the six month period ended December 31, 1996 to a net loss of $2,828,000, or $0.36 per share, for the six months ended December 31, 1997, primarily as a result of the reasons described above.

Year Ended June 30, 1997 Compared with the Year Ended June 30, 1996

           Revenues. Total revenues increased by $839,000, or approximately 6%, from $15,102,000 for the year ended June 30, 1996 to $15,941,000 for the year ended June 30, 1997. This was principally due to an increase of battery sales in the amount of $2,142,000, or approximately 17%, from $12,624,000 for the year ended June 30, 1996 to $14,765,000 for the year ended June 30, 1997. Battery revenues increased as a result of an increase in sales of the Company's BA-5372 battery. This was partially offset by reduced sales of 9-volt batteries to the smoke detector market and by a decrease in high rate battery sales by Ultralife UK due to a fire at its Abingdon, England facility in December 1996. Revenues generated from technology contracts decreased $1,302,000 from $2,478,000 for the year ended June 30, 1996 to $1,176,000 for the year ended June 30, 1997. The decrease in revenues from technology contracts is primarily attributable to the completion of certain contracts and delays in receipt of new development programs as the Company focused its efforts on the implementation of the Company's production line of advanced rechargeable batteries.

           Cost of Products Sold. Cost of products sold increased $1,338,000, from $13,254,000 for the year ended June 30, 1996 to $14,591,000 for the year ended June 30, 1997. Cost of products sold as a percentage of revenues increased to approximately 92% for the year ended June 30, 1997 from approximately 88% for the year ended June 30, 1996. The increase in cost of products sold is attributable to the Company's decision to temporarily reduce manufacturing levels of 9-volt batteries to align inventory with sales volume. Cost of products sold were reduced during the year ended June 30, 1997 by the proceeds received by the Company from insurance policies as a result of the fire in December 1996 at the Company's Abingdon, England facility. Cost of products sold were further reduced by a decrease in cost of products sold from technology contracts as a result of fewer technology contracts.

           Operating Expenses. Operating expenses increased $872,000, from $9,034,000 for the year ended June 30, 1996 to $9,907,000 for the year ended June 30, 1997. Selling, general and administrative expenses increased $224,000, from $4,994,000 in the year ended June 30, 1996 to $5,217,000 in the year ended June 30, 1997 attributable to increased support provided for new products planned to be introduced. Research and development expenses increased $251,000, from $3,689,000 for the year ended June 30, 1996 to $3,940,000 for the year ended June 30, 1997. This increase is due primarily to increased expenditures related to the development of the rechargeable battery program. Also included in total operating expenses was $56,000 received in excess of the loss provision related to the fires which occurred in the Abingdon, England factory. During the year ended June 30, 1996, the Company provided a reserve of $352,000 for losses related to fires. Generally, the Company records expenses related to the fires as they are incurred and records the offsetting insurance proceeds only when received. Operating expenses also increased as a result of a write-off of a China development project and related receivables due under provisions of various agreements during the year ended June 30, 1997. The total cost of these write-offs was $805,000. The original purpose of the Company's participation in a China development program was to make available a 2/3A size lithium battery at a competitive cost. Other sources for this battery have since been identified. See "Risk Factors -- Risks Related to China Joint Venture Programs."

           Interest Income. Interest income decreased $665,000, from $2,017,000 for the year ended June 30, 1996 to $1,351,650 the year ended June 30, 1997, due to a lower average balance invested as the Company used cash and investments to fund capital equipment improvements and operations during the year ended June 30, 1997.

           Net Loss. Net loss increased $4,007,000, or $0.50 per share, from a net loss of $3,239,000, or $0.41 per share, in the year ended June 30, 1996 to $7,246,000, or $0.91 per share, in the year ended June 30, 1997, primarily as a result of the reasons described above. During the year ended June 30, 1996, the Company realized a gain of $1,930,000, or $0.25 per share, as the result of a sale of 123,000 shares of common stock of Intermagnetics General Corporation ("IGC"). If the Company would not have realized a gain from the sale of shares of IGC, net loss would have increased $2,077,000, or $0.27 per share, from $5,169,000 for the year ended June 30, 1996 to $7,246,000 for the year ended June 30, 1997.

Year Ended June 30, 1996 Compared with the Year Ended June 30, 1995

           Revenues. Total revenues increased $458,000, or approximately 3%, from $14,643,000 for the year ended June 30, 1995 to $15,102,000 for the year ended June 30, 1996. Battery sales increased $1,411,000, from $11,213,000 for the year ended June 30, 1995 to $12,624,000 for the year ended June 30, 1996. Revenues from technology contracts decreased $952,000, from $3,430,000 for the year ended June 30, 1995 to $2,478,000 for the year ended June 30, 1996. Sales of primary batteries increased 67% in the United States during the year ended June 30, 1996. However, these increases were nearly completely offset by a decrease in battery sales by Ultralife UK of 36% as a result of the fire which occurred at the Company's Abingdon, England facility. Revenues from technology contracts decreased as the Company's contract relating to the establishment of a battery manufacturing facility in China was in the final stage of completion.

           Cost of Products Sold. Cost of products sold increased $480,000, from $12,774,000 in the year ended June 30, 1995 to $13,254,000 in the year ended June 30, 1996. Cost of products sold as a percentage of revenues increased from approximately 87% to approximately 88% during the year ended June 30, 1996. Cost of products sold decreased slightly during the year ended June 30, 1996 compared to the prior year as a result of higher production levels for the nine month period ended March 31, 1996 which caused an increase in inventory levels. The decrease in cost of products sold was offset slightly as a result of a decline in production levels during the three months ended June 30, 1996 as a result of a decline in battery sales for the three month period. Cost of products sold at Ultralife UK increased substantially during the year ended June 30, 1996 primarily due to the fire which occurred during the year. Cost of products sold related to technology contracts decreased during the year ended June 30, 1996 primarily as a result of development funding received from a leading cellular telephone manufacturer. There were no cost of products sold associated with these payments as costs associated with this agreement were classified as research and development expenses.

           Operating Expenses. Operating expenses increased $2,086,000 from $6,948,000 for the year ended June 30, 1995 to $9,034,000 for the year ended June 30, 1996. Of this amount, selling, general and administrative expenses increased $731,000, primarily due to additional costs relating to promoting battery sales. Research and development expenses increased $1,003,000, from $2,685,000 for the year ended June 30, 1995 to $3,689,000 for the year ended June 30, 1996 as a result of the Company's continuing support of its advanced rechargeable battery programs.

           Interest Income. Interest income increased $295,000, from $1,722,000 for the year ended June 30, 1995 to $2,017,000 for the year ended June 30, 1996 primarily as a result of increased interest rates during the twelve month period. In addition, the Company realized higher average balance invested as a result of the sale of 123,000 shares of common stock of IGC sold during the year.

           Net Loss. Net loss decreased $152,000, or $0.09 per share, from $3,392,000, or $0.50 per share, for the year ended June 30, 1995 to $3,239,000, or $0.41 per share, for the year ended June 30, 1996 primarily due to the gain received as a result of the Company's sale of 123,000 shares of common stock of IGC described above. If the Company would not have realized a gain from the sale of shares of IGC described above, net loss would have increased $1,778,000, or $0.23 per share from $3,392,000 for the year ended June 30,1995, to $5,169,000 for the year ended June 30, 1996.

LIQUIDITY AND CAPITAL RESOURCES

           The Company has  financed  its  operations  principally  through cash generated from public offerings of its Common Stock and from certain transactions with IGC. In December 1992 the Company received net proceeds of approximately $17.3 million in its initial public offering of 2,012,500 shares of common stock and net proceeds of approximately $3 million from the exercise of an option to purchase 507,958 shares previously granted to IGC. In December 1994 the Company consummated a follow-on public offering of common stock raising net proceeds of approximately $32.4 million. In addition, the Company has realized gains on the sale of shares of IGC amounting to $1.9 million. The Company continues to hold 345,795 shares of common stock of IGC available for future sale. Principal uses of funds since the initial public offering have been to purchase production equipment, primarily for automated equipment to produce rechargeable batteries, ($23.6 million), increase working capital to support sales growth ($6.1 million), repayment of long-term debt ($1.8 million), acquisitions ($1.3 million), purchase of technology ($1.1 million) and to fund research and development ($15.8 million). In June 1997, the Empire State Development Corporation approved a $500,000 grant to the Company, provided that the Company employs an additional number of employees at its Newark, New York facility in connection with its efforts to expand its advanced rechargeable battery program.

           As of December 31, 1997 cash, cash equivalents and available for sale securities totaled $15,922,000. The Company used $56,700 of cash from operations during the six months ended December 31, 1997. This is the net result of net losses for the period and increased accounts receivable offset by reductions in inventories and prepaid expenses and increased accounts payable. Additionally, the Company spent $5,705,000 of cash to purchase machinery and equipment, primarily for the expansion of facilities to produce rechargeable batteries. The balance of the equipment to complete a fully automated production line for advanced rechargeable batteries has been installed during the third quarter of fiscal 1998 and will require approximately $2.9 million in additional cash.

           The Company does not currently have any long-term debt. A limited line of credit in the amount of $330,000 is maintained by Ultralife UK for short term working capital requirements. However, with continued sales, growth and expansion, the Company will explore normal working capital lines of credit. The Company has obtained a $3,000,000 bank facility to secure letters of credit required from time to time in the regular course of business. Deposits maintained at the bank secure this facility. The Company believes that its present cash position and cash flows from operations will be sufficient to satisfy the Company's estimated cash requirements for at least 12 months following the consummation of this offering.

                                    BUSINESS

GENERAL

           Ultralife Batteries, Inc. develops, manufactures and markets primary and rechargeable lithium batteries for use in a wide array of applications. The Company believes that its proprietary technologies allow the Company to offer batteries that are ultra-thin, lightweight and achieve longer operating time than competing batteries currently available. To date, the Company has focused on manufacturing a family of lithium primary batteries for consumer and industrial applications which it believes is one of the most comprehensive lines of lithium primary batteries commercially available. Recently, the Company has been focusing on the commercialization of its advanced rechargeable batteries which are based on its proprietary lithium-ion solid-polymer technology and are integrated into consumer electronic applications such as portable computers and cellular telephones. The Company believes that its advanced rechargeable batteries are the only solid-polymer lithium batteries currently being manufactured and sold for commercial use. The Company intends to increase its production capacity of advanced rechargeable batteries in order to supply OEMs and the after-market for consumer replacement of batteries in electronic devices. The Company has obtained initial production orders from Mitsubishi to supply its advanced rechargeable batteries for use in its new ultra-thin lightweight notebook computer, the Pedion, and is also in discussions with other major OEMs to develop advanced rechargeable batteries for use in such products as cellular telephones.

           The global small cell rechargeable batteries market was approximately $3.7 billion in 1997 and is expected to grow to $6.1 billion by 2001. The widespread use of a variety of portable consumer electronics such as notebook computers and cellular telephones has resulted in large and growing markets for rechargeable batteries. These electronic products are placing increasing demands on existing battery technologies to deliver greater amounts of energy through efficiently designed, smaller and lighter batteries. In some cases, current battery capabilities are a major limitation in the development of next generation electronic products. The Company believes that its proprietary lithium-ion solid-polymer technology provides substantial benefits, including design flexibility, reduced size and weight and longer cycle life, over other available rechargeable battery technologies. In addition, the Company's proprietary technology, which does not utilize lithium metal or a liquid electrolyte, provides performance and safety characteristics superior to other lithium rechargeable batteries currently available.

           The Company has been manufacturing its advanced rechargeable batteries on a low volume production line since March 1997. A custom-designed automated assembly machine and a custom-designed automated packaging and sealing machine have been installed and are currently being tested at the Company's facility in Newark, New York. The Company intends to ramp up production while integrating this new equipment to achieve full operation by June 1998. This equipment will enable the Company to complete its automated assembly line in Newark, New York, greatly increase the Company's production capacity of advanced rechargeable batteries and service anticipated demand. The Company intends to further expand its production capacity by installing additional automated equipment at its Newark, New York facility, adding automated assembly equipment at its Abingdon, England facility and by establishing a third production facility which is likely to be located in Asia.

           The Company also manufactures and markets a family of lithium-manganese dioxide primary batteries in 9-volt and 3-volt sizes to OEM and consumer markets, high rate lithium batteries in C, 1 1/4C and D sizes to specialized industrial markets, custom Thin Cell(TM) batteries and silver-chloride sea water batteries. The Company also provides research and development services to government agencies and other third parties pursuant to technology contracts. The Company's 9-volt battery is marketed to the security and safety equipment, medical device and specialty instrument markets, and is currently used in devices such as smoke detectors, home security devices and medical infusion pumps. The Company currently sells its 9-volt battery under its label to Coleman Safety & Security Products, Inc., Fyrnetics, Inc., and First Alert(R) for smoke alarms, to Siemens Medical Systems, Inc. and i-STAT Corp. for medical devices and to ADEMCO and Interactive Technologies, Inc. for security devices. The Company produces private label 9-volt batteries for Eveready in the United States, Sonnenschein Lithium GmbH in Germany and Uniline in Sweden. Additionally, the Company has introduced its 9-volt battery to the broader consumer market by establishing relationships with national and regional retail chains such as Radio Shack, Fred Meyer, Inc., TruServ Ace Hardware and a number of catalogues. The Company believes that the market for its 9-volt lithium battery will continue to grow as legislation is enacted which requires use of a long-life battery in smoke detector devices. A state law was recently enacted in Oregon and legislation was recently proposed in New York which provides that all battery operated smoke detectors sold in such states must include a 10-year battery. The Company believes that it currently manufactures the only standard size 9-volt battery warranted to last 10 years.

HISTORY

           The Company was formed in December 1990. In March 1991, the Company acquired, on favorable terms, certain technology and assets from Kodak relating to the 9-volt lithium-manganese dioxide battery that was developed and manufactured by Kodak. During the initial 12 months of operation, the Company directed its efforts towards reactivating the Kodak manufacturing facility and performing extensive tests on the Kodak 9-volt battery. These tests demonstrated a need for design modifications which were incorporated into the Company's 9-volt battery, resulting in a battery with improved performance and shelf life. The Company then expanded its operations by its acquisition in June 1994 of the assets of Dowty which has became a subsidiary of the Company and was renamed Ultralife UK. The Dowty acquisition provided the Company with a presence in Europe, manufacturing facilities for high rate lithium and sea water batteries and highly skilled scientists with significant expertise in lithium battery technology. The customer base of Ultralife UK was further expanded by the acquisition of assets of Hoppecke in July 1994. The Company has developed a wide array of products based on combining technology developed by the Company's research and development personnel and assets acquired from Kodak, Dowty and Hoppecke as well as various technology licenses.

           Since its inception, the Company has concentrated significant resources on research and development activities primarily related to its lithium-ion solid-polymer rechargeable battery. The Company commenced production of its advanced rechargeable batteries in limited quantities for an OEM using a low volume production line which includes manual operation. High volume custom-designed equipment is in the process of being installed and tested to ramp up production of rechargeable batteries to full operation by June 1998.


TECHNOLOGY

           A battery is an electrochemical apparatus used to store energy and release it in the form of electricity. The main components of a conventional battery are the anode, the cathode, the separator and an electrolyte, which can be either a liquid or a solid. The separator acts as an electrical insulator, preventing electrical contact between the anode and cathode inside the battery. Upon discharge of the battery, the anode supplies a flow of electrons, known as current, to a load or device outside of the battery. After powering the load, the electron flow reenters the battery at the cathode. As electrons flow from the anode to the device being powered by the battery, ions are released from the cathode, cross through the electrolyte and react at the anode.

           There are two types of batteries, primary and rechargeable. A primary battery is used until discharged and then discarded. The principal competing primary battery technologies are carbon-zinc, alkaline and lithium. In contrast, after a rechargeable battery is discharged, it can be recharged close to full capacity and used again (subject to the memory effect, if any). Generally, discharge and recharge cycles can be repeated a number of times in rechargeable batteries, but the achievable number of cycles (cycle life) varies among technologies and is an important competitive factor. All rechargeable batteries experience a small, but measurable, loss in energy with each cycle. The industry commonly reports cycle life in number of cycles a battery can achieve until 80% of the battery's initial energy capacity remains. In the rechargeable battery market, the principal competing technologies are nickel-cadmium, nickel-metal hydride and lithium-based batteries. Rechargeable batteries generally can be used in all primary battery applications, as well as in additional applications, such as portable computers, cellular telephones and other consumer products.

           Three important parameters for describing the performance characteristics of a rechargeable battery suited for today's portable electronic devices are design flexibility, energy density and cycle life. Design flexibility refers to the ability of rechargeable batteries to be designed to fit a variety of shapes and sizes of battery compartments. Thin profile batteries with prismatic geometry provide the design flexibility to fit the battery compartments of today's electronic devices. Energy density refers to the total electrical energy per unit volume stored in a battery. High energy density batteries generally are longer-lasting power sources providing longer operating time and necessitating fewer battery recharges. Lithium batteries, by the nature of their electrochemical properties, are capable of providing higher energy density than comparably-sized batteries that utilize other chemistries and, therefore, tend to consume less volume and weight. Long cycle life is a preferred feature of a rechargeable battery because it allows the user to charge and recharge power many times before noticing a difference in performance.

INDUSTRY

Rechargeable

           Worldwide small cell rechargeable battery sales were estimated to be $3.7 billion and 1.9 billion units in 1997, at the manufacturer's level, representing the fastest-growing sector of the overall battery industry. This market is expected to grow at an annual rate of 13%, measured in dollars over the next five years to an estimated level of $6.1 billion in the year 2001, resulting primarily from the continued development and proliferation of new portable electronic products.

           The market for portable rechargeable batteries, consists of three major technologies, and is measured on a per unit basis as follows: (i) Nickel-cadmium (NiCd), presently 62% of the market, (ii) Nickel-metal hydride
(NiMH), 31% of the market and (iii) Lithium- ion liquid electrolyte (Li Ion Liquid), 7% of the market.

           Approximately 75% of all cells are assembled into battery packs for use in a variety of portable devices. Increasingly, these packs contain sophisticated electronics for power management and safety. Efficient battery assembly operations and capabilities in associated electronics are important success factors in the rechargeable business and can lead to higher-margin sales due to the value-added content of the battery packs.

           NiCd is the oldest commercialized rechargeable system in the market. NiCd cells can be employed in battery packs without high-cost electronics and safety devices and enjoy a substantial price advantage over NiMH and Li Ion Liquid cells. In the last decade, NiCd has increasingly been the subject of tightening environmental and workplace regulations and related pressures for recycling and mandatory collection. However, pressures to enforce mandatory collection schemes or even to ban NiCd have largely abated due to industry-wide recycling efforts. Although NiCd will remain attractive in certain applications which do not experience a significant performance benefit from other technologies and are sensitive to their higher cost, growth in this segment is expected to remain relatively flat.

           NiMH technology, which typically offers a 25% to 40% advantage in energy density relative to NiCd, was commercialized at the beginning of this decade. Because it employs a metal hydride electrode rather than a cadmium electrode, NiMH is considered an environmentally preferred technology and is enjoying market penetration in several applications and geographic regions as a result of this attribute. However, NiMH cells and batteries typically carry a cost premium relative to NiCd.

           Li Ion Liquid battery technology was commercialized in the early 1990s. Production of Li Ion Liquid cells has jumped from just 15 million cells in 1994 to about 33 million cells in 1995 and about 125 million cells in 1996. Production for 1997 is estimated at 200 million cells. Li Ion Liquid technology, in a cylindrical form, offers the highest energy density of all commercial rechargeable technologies on the market today. On a weight basis, the technology offers 2 to 3 times the energy content of NiCd. Li Ion Liquid technology combines higher voltage (3.6 volts per cell) with better tolerance to the elevated temperatures found in today's portable computers than NiMH. The higher voltage typically allows the design of battery packs with about one-third the cell count associated with nickel- based (1.2 volt) technologies. Lithium based technologies are expected to experience significantly higher growth rates than either of the nickel based technologies.

           Rechargeable battery technology that employs a polymer electrolyte rather than a liquid electrolyte has been under development since the late
1970s. The attraction of this technology is its ability to produce flat prismatic batteries which can be more efficiently packaged than liquid electrolyte cells. From a space-filling perspective, these packages result in higher energy density than found in cylindrical cell battery packs. The trend to thinner and lighter portable electronic products may provide a significant level of demand for this technology.

           Powerful market forces in several key product categories have played a critical role in driving the development of new rechargeable battery technology. Specifically, battery technology has been racing to meet the need for higher energy density battery technologies that allow portable devices to be smaller and lighter, to have increased run-times and to incorporate an increasing number of features which need significantly more power. Typical devices in this category include portable computers, cellular telephones, and camcorders. Improvements in battery technology are typically consumed rapidly in new device designs, and create a continuing need for rechargeable batteries with even higher energy density. Advanced rechargeable battery technology has been regarded as a strategically important technology for manufacturers of advanced portable electronic products.

           Portable computers and cellular telephones represent the largest and fastest growing segments of the portable electronic device market. Worldwide sales for cellular handsets were approximately 100 million units in 1997, and are projected to reach 200 million units by the year 2000, a compounded annual growth rate of 26%. Worldwide sales for portable computers were approximately 15 million units in 1997, and are projected to reach 24 million units by the year 2000, a compounded annual growth rate of 17%.

Primary

           Primary battery sales were estimated to be $6.7 billion in 1997. This market is estimated to be growing at an annual rate of 8% to a level of $8.7 billion by the year 2001, resulting primarily from continuing sales of both alkaline and lithium batteries.

           The portable primary battery industry consists primarily of three major technologies and is measured on a per unit basis as follows: (i) Alkaline, 69% of the market, (ii) Carbon-Zinc or Chloride-Zinc (C-Zn; Chl-Zn), 17% of the market and (iii) Lithium (Li) 7% of the market. An additional 7% of the market is comprised of other primary chemistries including Silver-Oxide, Zinc-Air and Mercury batteries.

           Alkaline batteries, with a growth rate of approximately 9% annually, are expected to continue to dominate the consumer market. Consumer applications range widely, from flashlights to products such as motorized toys, electronic games, tape players, compact disk players, radios and other portable electronics products. Industrial applications include battery powered equipment used in the workplace and for OEM applications including computer clock power supplies and various portable products packaged with batteries.

           C-Zn or Chl-Zn battery demand is expected to expand only modestly at approximately 2% per year due to the continuing popularity of alkaline batteries which compete for the same applications. Designated as "regular" or "heavy duty" types, these batteries sell for about half the price of alkalines while providing only one-third or less the capacity depending on the type of device in which they are used. Zinc type batteries are used primarily in applications where current drain is relatively low, constant voltage is not required or where long shelf life or usage life is not needed.

           The Li primary battery market continues to have the highest growth rate of primary batteries and is expected to expand 10.5% annually to $685 million by 2001. The increasing demand for Li batteries is due to their use in a growing array of portable devices which cannot be adequately powered with alkaline or other primary batteries. Li batteries are light in weight, have high energy density, long shelf life, long life in use, a stable voltage, a wide operating temperature range and can provide a cost advantage over alkaline and C-Zn batteries on a cost per unit of energy basis. These characteristics make Li batteries ideal for a broad range of consumer, industrial and military applications.

           Li primary batteries are widely used in advanced cameras and other portable or wireless devices such as security system transmitters. A long shelf of up to 10 years, combined with long usage life, makes Li batteries particularly well suited for critical life saving applications such as smoke and carbon monoxide detectors, and wireless security systems.

           Thin profile lithium primary batteries are beginning to emerge in applications such as identification tags used for package tracking, smart cards and identification badges for use in computer terminal access and high security areas. Other emerging markets include long-life 2-way pagers.

           Li batteries are expected to continue leading the growth of the primary battery industry due to the continued proliferation of portable consumer, industrial and military applications requiring high energy, light weight and long-lasting power sources.


BUSINESS STRATEGY

           To achieve the Company's strategic objective of becoming a leading provider of advanced technology primary and rechargeable lithium batteries, the Company has implemented a business strategy which includes the following key elements:

           Supply Advanced Rechargeable and Primary Batteries to OEMs. The Company intends to supply OEMs of portable consumer electronic devices with custom-designed rechargeable batteries for products such as notebook computers and cellular telephones. The Company also intends to continue to provide primary batteries to OEMs by further developing relationships.

           Expand Presence in the Consumer Market. The Company intends to expand the presence of its 9-volt battery to the consumer market. It has established relationships with Radio Shack and Fred Meyer, Inc., and is currently shipping the 9-volt battery to these and other retailers. The Company also produces private label batteries for Eveready in the U.S., Sonnenschein Batteries, Inc. in Germany and Uniline in Sweden. The Company intends to enter into contractual arrangements with distributors in the U.S. and abroad to purchase rechargeable batteries from the Company for resale to the after-market using distributor channels established with the Company's primary batteries.

           Identify New Applications and Further Develop Technology. The Company seeks to identify and develop new applications for its products and technology in the industrial and consumer markets. The Company believes that its lithium primary and advanced rechargeable batteries offer both the performance characteristics and design flexibility that satisfy the increasing requirements of industrial and consumer markets for high energy, reliable and long-lasting power sources. The Company's technological development activities will continue to be directed toward improving the benefits of its advanced rechargeable battery; developing new lithium-manganese dioxide primary batteries in different size and voltage configurations; and continuing research and development to increase battery performance and decrease battery cost. The Company will continue to work with OEMs and the U.S. and British governments to further this development.

           Increase Production and Focus on Quality. The Company intends to increase its production capacity of rechargeable batteries by purchasing, installing and integrating additional production lines and automated equipment at its ISO 9001 certified Newark, New York and Abingdon, England facilities and by establishing a third production facility, which is likely to be located in Asia. A large production capacity is necessary to supply products that are configured to utilize the Company's batteries. As the quality of the Company's products is vital to developing and maintaining the Company's relationship with its customers, the Company is committed to an extensive quality control program. The Company's quality control procedures are an integral part of the production process of each of its batteries.

           Enter into Strategic Alliances and Identify Acquisitions. The Company intends to continue to enter into alliances with OEMs, suppliers, customers, distributors and other battery manufacturers to provide the additional funding, research and development, marketing and other resources required to develop and commercialize further the Company's products and technology. For example, the Company has entered into a relationship with Mitsubishi to install the Company's advanced rechargeable batteries in a new line of notebook computers and with Eveready, which markets the Company's primary batteries under private label. The Company intends to continue to expand its presence in the lithium battery market by identifying strategic acquisitions of assets or businesses that offer complementary product lines, access to new distribution channels, or access to new technologies or manufacturing expertise. For example, in June 1994, the Company acquired the assets and related business of Dowty which added a number of complementary lithium battery technologies and products to the Company's product portfolio and a distribution channel in Europe.

PRODUCTS

Ultralife's Advanced Rechargeable Battery

           The Company's advanced rechargeable battery is based on its proprietary lithium-ion solid-polymer technology. The battery is composed of ultra-thin and flexible components including a lithiated manganese dioxide cathode, a carbon anode and a solid-polymer electrolyte. The Company believes that users of portable consumer electronic products such as notebook computers and cellular telephones are seeking smaller and lighter products that require less frequent recharges while providing the same energy. The Company believes that its technology is attractive to OEMs of such products since the use of a flexible solid-polymer electrolyte, rather than a liquid electrolyte, reduces the battery's overall weight and volume, and allows for increased design flexibility in conforming batteries to the variety of shapes and sizes required for portable consumer products. In addition to its high energy density and long cycle life, the Company's lithium-ion solid-polymer battery is not subject to the memory effect common in certain other rechargeable batteries. The following table sets forth the performance characteristics of the three rechargeable battery technologies that the Company believes represents its most significant current competition.




            COMPARISON OF PRISMATIC RECHARGEABLE BATTERY TECHNOLOGIES

                                                                                        MINIMUM CELL
TECHNOLOGY                                 ENERGY DENSITY    CYCLE LIFE (1)    SAFETY   THICKNESS (MM)
----------                                 --------------    --------------    ------   -------------
                                           WH/KG    WH/L
                                           -----    ----
Nickel-cadmium (2)                         40-55   100-150                500   Safe        8
Nickel-metal hydride (2)                   50-60   155-185                500   Safe        6
Lithium-ion liquid electrolyte(2)(3)       68-110  200-250  Greater than  500  Concern      6
Ultralife lithium-ion solid-polymer(4)    100-120  200-250  Greater than  500   Safe        1

-----------------------

(1) Cycle life to 80% of rated capacity and 100% depth of discharge, at approximately the C rate (1 hour discharge cycle). Certain batteries may achieve significantly higher cycle life at longer discharge rates.

(2) Data compiled from industry sources and sales literature of other battery manufacturers or derived therefrom by the Company.

(3) Cycle life data based on C/5 rate (5 hour discharge cycle). (4) Based on the Company's tests.

           Energy density refers to total amount of electrical energy stored in a battery divided by the battery's weight and volume as measured in watt-hours per kilogram and watt-hours per liter, respectively. High energy density and long achievable cycle life are important characteristics for comparing rechargeable battery technologies. Greater energy density will permit the use of batteries of a given weight or volume for a longer time period. Accordingly, greater energy density will enable the use of smaller and lighter batteries with energy comparable to those currently marketed. Long achievable cycle life, particularly in combination with high energy density, is suitable for applications requiring frequent battery rechargings, such as cellular telephones and portable computers.

           In addition to the performance advantages described above, there is a significant difference between the rechargeable batteries which are based on the lithium-ion liquid electrolyte technology and the technology used in the
Company's advanced rechargeable batteries. Liquid lithium-ion cells use a flammable liquid electrolyte that is contained within a cylindrical or prismatic metal housing. Under abusive conditions, where external temperatures are extremely high, significant pressure may build within these cells which can cause these cells to vent and release liquid electrolyte into the high-temperature environment. If temperatures are high enough, flames can result. The Company's advanced rechargeable batteries utilize a solid polymer electrolyte that has no liquid and thus cannot leak. Moreover, because the electrolyte is solid, the Company cells do not require a metal housing. Rather, they are packaged within a thin foil laminate. The Company further believes that its cells will perform safely under the same abusive conditions that could cause a flame from liquid lithium-ion cells. The Company's rechargeable cells have passed each of the following safety tests: UL 1950, IEC 950, CSA 950 and the Japan Storage Batteries Association Guideline for Safety Evaluation of Lithium Cells.

Benefits of Ultralife's Advanced Rechargeable Battery

           The Company's advanced rechargeable batteries are based on its proprietary lithium-ion solid-polymer technology which utilize a prismatic design and provide significant advantages over currently available rechargeable batteries, including:

           Ultra-thin Profile and Design Flexibility. The Company is addressing the demands of the portable electronics market which require thin and lightweight power sources. The ultra-thin characteristics associated with the Company's advanced rechargeable batteries provide manufacturers of portable electronic devices the flexibility to meet the increasing demand for thinner and lighter products.

           Smaller Size and Lightweight. Reduced size and weight are critically important for applications such as notebook computers and cellular telephones. The Company's advanced rechargeable batteries deliver two times as much energy as nickel-metal hydride batteries of comparable weight and approximately 20% more energy than prismatic lithium-ion liquid batteries of comparable weight, enabling electronic portable device manufacturers to provide an equivalent power source in a smaller and lighter-weight package.

           Longer  Operating  Time.  Length  of  operating  time  is a  critical performance characteristic for many applications, particularly portable computers and cellular telephones. Because the Company's advanced rechargeable batteries provide greater energy density, manufacturers of portable electronic devices have the ability to optimize weight and operating time in their products to meet the preferences of their customers.

           Superior Recharge Characteristics. Certain of the Company's advanced rechargeable batteries are able to deliver more than 500 discharge cycles without appreciable performance degradation and are not subject to the memory effect which is commonly experienced in certain other rechargeable batteries. The Company's advanced rechargeable battery does not incorporate lithium metal, which is subject to growth of dendritic structures which can significantly limit the number of achievable cycles and become a safety hazard.

           Superior Safety and Environmental Characteristics. Unlike competing lithium-ion liquid batteries, the Company's advanced rechargeable batteries do not contain liquid and are fundamentally safer to use. Lithium-ion liquid electrolyte batteries used in notebook computers and cellular phones have been reported to have had incidences causing user safety concerns since they contain a flammable liquid electrolyte that is contained in a metal case. The Company's advanced rechargeable batteries are better for the environment than other competing batteries since they do not contain metallic lithium, a flammable liquid electrolyte or any toxic or heavy metals.

           Cost Competitive. The Company's batteries are comprised of relatively low cost materials. Therefore, the Company believes that its advanced rechargeable batteries will become cost competitive when the Company's production process is successfully automated and its advanced rechargeable batteries are produced in greater volume.

Key OEM Relationships

           The Company is in various stages of discussion with OEMs regarding the use of the Company's advanced rechargeable batteries in their products. The Company has, to date, formalized its relationship with two OEMs as described below. In April 1997, the Company entered into an agreement with Mitsubishi to develop and deliver 1,800 prototype cells of its lithium-ion solid-polymer rechargeable batteries for use in the Pedion, a new ultra-thin and lightweight notebook computer. The Company has delivered approximately 1,600 battery cells under this agreement and has received additional purchase orders for production units from Mitsubishi. However, since the Company lacked the production capacity to deliver the quantity of rechargeable batteries in the time frame desired by Mitsubishi, Mitsubishi is utilizing lithium-ion liquid electrolyte batteries produced by another manufacturer in some of its Pedion computers. Mitsubishi and the Company have also agreed to modify the purchase orders previously placed with the Company. Under this modified arrangement, the Company agreed to deliver and Mitsubishi has agreed to accept between 800 to 1,000 rechargeable batteries per month through April 1998. Although the Company is not under any obligation to produce additional rechargeable batteries for Mitsubishi, the Company believes that an increase in production capacity will allow the Company to meet the requirements of Mitsubishi as it commences a full rollout of the Pedion. There can be no assurance, however, that the Company will receive additional purchase orders for its rechargeable batteries from Mitsubishi subsequent to April 1998.

           In November 1994, the Company signed a development and supply agreement that is exclusive for the wireless telecommunications market with a major communications company for its advanced rechargeable battery. Under the terms of this agreement, the communications company provided a portion of the funds to finalize the development of the battery to meet its particular specifications. The agreement was amended in March 1996, pursuant to which the communications company advanced $334,000 towards the shipment of mass-produced batteries, which advance is secured by a letter of credit. Since the Company lacked the production capacity to deliver the quantity of rechargeable batteries in the time frame desired by this customer this communications company may, until December 31, 1998, draw on the letter of credit; however, negotiations are ongoing. In January 1998, the Company's agreement with this communication company was amended to a non-exclusive arrangement. The Company is currently under no obligation to produce, and the communications company is under no obligation to purchase, batteries under this agreement. See "Risk Factors-Advanced Rechargeable Batteries; Manufacturing; Limited Experience; Factors Related to Manufacturing Expansion."

Ultralife's Primary Batteries

           The Company's primary battery products, exclusive of its sea water batteries, are based on lithium-manganese dioxide technology. The following table sets forth the performance characteristics of the battery technologies that the Company believes represent its most significant current or potential competition for its 9-volt battery and its high-rate lithium battery.


                   COMPARISON OF PRIMARY BATTERY TECHNOLOGIES
                   ------------------------------------------
                                                                                          OPERATING
                                                             DISCHARGE   SHELF LIFE      TEMPERATURE
TECHNOLOGY                             ENERGY DENSITY         PROFILE      (YEARS)     RANGE ((DEGREE)F)
----------                             --------------         -------      -------     -----------------
                                      WH/KG         WH/L
                                      -----         ----
9-VOLT CONFIGURATIONS
Carbon-zinc (1)                         22           40       Sloping      1 to 2          23 to 113
Alkaline (1)                            65          143       Sloping      4 to 5          -4 to 130
Ultralife lithium-manganese            262          406        Flat       up to 10        -40 to 160
   dioxide (2)

HIGH RATE CYLINDRICAL (3)
Alkaline (1)                            59          160       Sloping      4 to 5          -4 to 130
Lithium-sulfur dioxide (1)(4)          260          430        Flat          10           -40 to 160
Lithium thionyl-chloride (2)(4)     250 - 300    650 - 700     Flat          10           -40 to 160
Ultralife lithium-manganese            228          510        Flat          10           -40 to 160
   dioxide (2)

-------------------------
(1) Data compiled from industry sources and sales literature of other battery manufacturers or derived therefrom by the Company.
(2)  Results of tests conducted by the Company.
(3)  Data for equivalent D-size cells.
(4) The Company believes that these batteries are limited in application due to health, safety and environmental risks associated therewith.

           Energy density refers to the total amount of electrical energy stored in a battery divided by the battery's weight and volume, as measured in watt-hours per kilogram and watt-hours per liter, respectively. Higher energy density translates into longer operating times for a battery of a given weight or volume and, therefore, fewer replacement batteries. Discharge profile refers to the profile of the voltage of the battery during discharge. A flat discharge profile results in a more stable voltage during discharge of the battery. High temperatures generally reduce the storage life of batteries, and low temperatures reduce the battery's ability to operate efficiently. The inherent electrochemical properties of lithium batteries result in improved low temperature performance and an ability to withstand relatively high temperature storage.

Benefits of Ultralife's Primary Lithium Technology

           The Company's primary battery products are based on lithium-manganese dioxide technology. The materials used in, and the chemical reactions inherent to, the Company's lithium batteries provide significant advantages over currently available primary battery technologies which include lighter weight, longer operating time, longer shelf life, and a wider operating temperature range. The Company's primary batteries also have relatively flat voltage profiles which provide stable power. Conventional primary batteries, such as alkaline batteries, have sloping voltage profiles, which result in decreasing power outage during discharge. While the price for the Company's lithium batteries is generally higher than commercially available alkaline batteries produced by others, the Company believes that the increased energy per unit of weight and volume of its batteries will allow longer operating time and less frequent battery replacements for the Company's targeted applications. Therefore, the Company believes that its primary batteries are price competitive with other battery technologies on a price per watt hour basis.

           9-Volt Lithium Battery. The Company's 9-volt lithium battery delivers a unique combination of high energy density and stable voltage which results in a longer operating life for the battery and, accordingly, fewer battery replacements. While the Company's 9-volt battery's price is generally higher than conventional 9-volt carbon-zinc and alkaline batteries, the Company believes the enhanced operating performance and decreased costs associated with battery replacement make the Ultralife 9-volt battery more cost effective than conventional batteries on a cost per watt-hour basis.

           The Company currently markets its 9-volt lithium battery to consumer retail and OEM markets, including manufacturers of safety and security systems such as smoke alarms, medical devices and other electronic instrumentation. The Company believes that approximately 10% of the 220 million 9-volt batteries sold in the U.S. in 1997 were sold to OEMs. Applications for which the Company's 9-volt lithium battery are currently sold include:

Safety and
Security Equipment           Medical Devices              Specialty Instruments
------------------           ---------------              ---------------------
Smoke alarms                 Bone growth stimulators      Garage door openers
Wireless alarm systems       Telemetry equipment          Electronic meters
Tracking devices             Portable blood analyzers     Hand-held scanners
Transmitters/receivers       TENS units                   Wireless electronics


           The Company currently sells its 9-volt battery to Coleman Safety & Security Products, Inc., Fyrnetics, Inc., and First Alert(R) for long life smoke alarms, to Siemens Medical Systems, Inc. and i-STAT Corp. for medical devices and to ADEMCO and Interactive Technologies, Inc. for security devices. Coleman Safety & Security Products, Inc. and Fyrnetics, Inc. have recently introduced long life smoke detectors powered by the Company's 9-volt lithium battery, offered with a limited 10 year warranty. The Company also manufactures its 9-volt lithium battery under private label for Eveready, Sonnenschein Lithium GmbH in Germany and Uniline in Sweden. Additionally, the Company has introduced its 9-volt battery to the broader consumer market by establishing relationships with national and regional retail chains such as Radio Shack, Fred Meyer, Inc., TruServ Ace Hardware and a number of catalogues.

           The Company expects that its 9-volt lithium battery market has expanded as a result of a state law recently enacted in Oregon. The Oregon statute requires that, as of January 1, 1998, all battery-operated smoke detectors sold in that state must include a 10-year battery. Similar legislation has been recently proposed in New York State that would also require all smoke alarms operated solely by a battery to include a battery warranted to last 10 years. The Company manufactures the only standard size 9-volt battery warranted to last 10 years.

           The Company believes that its 9-volt lithium battery production facility based in Newark, New York, is one of the most automated and efficient lithium battery production facilities of its kind currently operating. The Company's production facility currently has the capacity to produce nine million 9-volt lithium batteries per year with its existing equipment.

           High Rate Lithium Batteries. Ultralife UK, the Company's wholly-owned subsidiary based in Abingdon, England, markets a wide range of high rate primary lithium batteries in various sizes and voltage configurations. The Company currently manufactures C, 1 1/4C and D size high rate lithium batteries which are sold and packaged into multi-cell battery packs. The Company believes that its high rate lithium C, 1 1/4C and D primary batteries, based on its proprietary lithium-manganese dioxide technology, are the most advanced high rate lithium batteries currently available. The Company also markets high rate lithium batteries under private label in other sizes and voltage configurations in order to offer a more comprehensive line of batteries to its customers.

           The Company currently markets its line of high rate lithium batteries to the OEM market for industrial applications, including military use. The main OEM applications are SAR (Search & Rescue), oil industry, pipeline monitoring equipment, utility meters, oceanographic, remote switching and portable equipment. The main military applications are manpack radios, night vision equipment, chemical agent monitors and missile power supplies.

           The Company estimates the market for high rate lithium batteries was $75 million in 1996. Although this market has been dominated by lithium thionyl-chloride, lithium-sulfur dioxide and liquid cathode batteries, there is an increasing market share taken by the lithium-manganese dioxide and solid cathode due to their improved performance and safety. The Company increased its sales of the high rate lithium-manganese dioxide batteries from $2.3 million in 1995 to $3.1 million in 1996 and expected a similar increase in 1997 prior to a fire in December 1996 that severely damaged its UK manufacturing facility and caused the temporary interruption of the production of these batteries. Repairs of the facility are near completion and production facilities, capable of producing more than 2,000 cells per shift (one million per year), are expected to be completed in March 1998. The Company believes that its high rate lithium-manganese dioxide batteries offer a combination of performance, safety and environmental benefits which will enable it to effectively penetrate this market.

           Sea Water Batteries. The Company produces a variety of sea water batteries based on magnesium-silver chloride technology. Sea water batteries are custom designed and manufactured to end user specifications. The batteries are activated when placed in salt water, which acts as the electrolyte allowing current to flow. The Company manufactures sea water batteries at the Abingdon, England facility and markets them to naval and other specialty OEMs. However, due to the fire which damaged this manufacturing facility, the Company has temporarily interrupted its production of sea water batteries since December 1996 and has only recently resumed production of sea water batteries.

           BA-5372 Battery. The Company's BA-5372 battery is a cylindrical 6-volt lithium-manganese dioxide battery which is used for memory back-up in specialized mobile communication equipment. The Company's BA-5372 battery offers a combination of performance features suitable for military applications including high energy density, light weight, long shelf life and ability to operate in a wide temperature range.

           The Company was awarded a $1.5 million contract by the U.S. Department of Defense to produce the BA-5372 lithium battery in 1995. Pursuant to the production contract, the U.S. Government exercised options to purchase additional BA-5372 batteries aggregating $2.5 million. The Company has completed production under this contract in December 1997.

           Thin Cell Battery. The Company has developed a line of lithium-manganese dioxide primary batteries which the Company calls its Thin Cell batteries. The Thin Cell batteries are flat, light weight, flexible and can be manufactured to conform to the shape of the particular application. The Company is currently offering three configurations of the Thin Cell battery which range in capacity from 120 milliampere-hours to 1,000 milliampere-hours.

           The Company is currently marketing these batteries to OEMs for applications such as identification tags, computer access cards and personal communication devices. The Company believes that its Thin Cell batteries offer a number of performance characteristics which makes them attractive to OEMs for introduction in current and future applications including high energy density, light weight and flexibility in the shape and size of the battery. The Company believes that acceptance by OEMs is necessary to create a significant commercial market for its Thin Cell batteries.

           3-Volt Lithium Battery. The Company has developed and is producing a 3-volt lithium-manganese dioxide battery based on the technology and physical configuration of the 9-volt lithium battery. By configuring the three 3-volt cells in parallel, rather than in a series as in the 9-volt battery, the Company is able to produce a 3-volt battery which it believes offers the highest energy density for a commercially available 3-volt battery. The high energy density makes it suitable for applications requiring high current pulses, such as radio transmitters and receivers, and remote utility meter reading systems.

           The Company currently sells its 3-volt lithium batteries to Dayton-Granger, Inc. for emergency beacons for commercial aircraft, Schlumberger for residential gas meters and Orthologic Corp. for bone growth stimulators. The Company produces the 3-volt lithium battery on the same automated production equipment as its 9-volt lithium battery.

SALES AND MARKETING

           The Company sells its current products directly to OEMs in the U.S. and abroad and has contractual arrangements with 11 sales representatives who market the Company's products on a commission basis in particular areas. The Company also distributes its products through 22 distributors in the U.S. and 29 distributors internationally that purchase batteries from the Company for resale. The Company employs a staff of sales and marketing personnel in the U.S., England and Germany including a vice president of sales, a director of marketing, a marketing advertising manager, a European sales director, an Asian sales director, an international sales director, an applications engineer, a military marketing director, an industrial sales manager for after-market sales, and a number of sales managers, who are responsible for particular product lines, such as a smoke detector sales manager and an audio/visual/security/medical sales manager. These managers are responsible for direct sales, supervising the sales representatives and distributors, and other sales and marketing and distribution activities. The Company operates on a purchase order basis and has a number of long-term sales contracts with customers.

           The Company has initially targeted sales of its advanced rechargeable batteries to manufacturers of portable consumer electronics products. The Company employs a sales manager and intends to employ two additional marketing personnel to concentrate on marketing its advanced rechargeable batteries to the OEM market. The Company also intends to enter into contractual arrangements with distributors in the U.S. and abroad to purchase rechargeable batteries from the Company for resale to the after-market using distributor channels established with the Company's primary batteries.

           The Company plans to expand its marketing activities as part of its strategic plan to increase sales of its rechargeable batteries to manufacturers of cellular telephones, notebook computers and new electronic portable devices.

           The Company has targeted sales of its primary batteries to manufacturers of security and safety equipment, medical devices and specialty instruments. The Company's primary strategy is to develop marketing alliances with OEMs that utilize its batteries in their products, commit to cooperative research and development or marketing programs and recommend the Company's products for replacement use in their products. The Company is addressing these markets through direct contact by its sales and technical personnel, use of sales representatives and stocking distributors, manufacturing under private label and promotional activities. The Company's warranty on its products is limited to replacement of the product. The Company seeks to capture a significant market share for its products within its initially targeted OEM markets, which the Company believes, if successful, will result in increased product awareness and sales at the end-user or consumer level. The Company is also selling the 9-volt battery to the consumer market through limited retail distribution. Ultralife UK targets the industrial markets through direct sales and the efforts of its distributors.

           In fiscal 1997, one customer generated revenues of approximately $2.4 million which amounted to in excess of 15% of total revenues of the Company. In fiscal 1996, one customer accounted for $1.9 million in revenues, or approximately 13% of total revenues. The Company believes that sales of its 9-volt batteries for smoke alarms typically increase in October because October is "Fire Prevention Month" and at the end of its third quarter as consumers tend to replace their batteries at the end of winter. The Company has not marketed its advanced rechargeable batteries for a sufficient period to determine whether these OEM or consumer sales are seasonal.

           The Company's sales are executed primarily through purchase orders with scheduled deliveries on a weekly or monthly basis. At the end of the fiscal year ended June 30, 1997, the backlog was not material.

PATENTS, TRADE SECRETS AND TRADEMARKS

           The Company relies on licenses of technology as well as its unpatented proprietary information, know-how and trade secrets to maintain and develop its commercial position. Although the Company seeks to protect its proprietary information, there can be no assurance that others will not either develop independently the same or similar information or obtain access to the Company's proprietary information. In addition, there can be no assurance that the Company would prevail if any challenges to intellectual property rights are asserted by the Company against third parties or that third parties will not successfully assert infringement claims against the Company in the future. The Company believes, however, that its success is less dependent on the legal protection that its patents and other proprietary rights may or will afford than on the knowledge, ability, experience and technological expertise of its employees.

           The Company holds 16 patents in the U.S. and foreign countries, and four applications pending including a number of patents acquired with the purchase of Dowty, and has several patent applications pending. The Company also pursues foreign patent protection in certain countries. The Company's patents protect technology which makes automated production more cost-effective and protect important competitive features of the Company's products. However, the Company does not consider its business to be dependent on patent protection.

           The Company's research and development in support of its advanced rechargeable battery technology and products are currently based, in part, on non-exclusive technology transfer agreements. The Company made an initial payment for such technology and is required to make royalty and other payments for products which incorporate the licensed technology. The license continues for the respective unexpired terms of the patent licenses, and continues in perpetuity with respect to other licensed technical information.

           All of the Company's employees in the U.S. and in England all of the Company's employees involved with the Company's technology are required to enter into agreements providing for confidentiality and the assignment of rights to inventions made by them while employed by the Company. These agreements also contain certain noncompetition and nonsolicitation provisions effective during the employment term and for a period of one year thereafter. There can be no assurance that these agreements will be enforceable by the Company.

           Ultralife(R) is a registered trademark of the Company. The Company has recently settled in principle an opposition in the Trademark Trial and Appeal Board brought by a third party which claims to produce, distribute and sell vehicle batteries, power supplies and related accessories, products and services under and in connection with the mark Ultralife. Under the settlement in principle, the mark is to be resigned to the Company.

MANUFACTURING AND RAW MATERIALS

           The Company manufactures its products from raw materials and component parts that it purchases. The Company has obtained ISO 9001 certification for its lithium battery manufacturing operations in both Newark, New York and Abingdon, England. The Company believes that its Newark manufacturing facility is one of the most automated and efficient lithium battery production facilities currently operating. Based on the equipment currently at the Newark facility, the Company has the capability to produce approximately nine million 9-volt batteries per year.

           The Company's production line of rechargeable batteries consists of an automated coating machine and a manual assembly and packaging line. In December 1997 a custom-made automated assembly machine was delivered which has been installed and is being tested. In February 1998, a custom-made automated packaging and sealing machine was delivered which has been installed and is being tested. Pursuant to the Company's agreement with the manufacturer of this production line, the manufacturer is prohibited from manufacturing another production line that replicates 20% or more of the components comprising the production line delivered to the Company. The Company intends to ramp up production of its advanced rechargeable batteries until June 1998 when it believes its production line will become fully operational. The Company intends to further expand its production capacity by installing additional automated equipment at its Newark, New York facility and adding automated assembly equipment  at its  Abingdon,  England  facility  and  by  establishing  a  third production facility which is likely to be located in Asia. See "Risk Factors-Advanced Rechargeable Batteries: Manufacturing; Limited Experience; Factors Related to Manufacturing Expansion."

           The Company believes that increasing its production capacity is critical to its success since OEMs in the portable consumer electronics market typically require rechargeable batteries in high volume within short time frames. In addition, the Company believes that by increasing production capacity it will gain market share, establish its rechargeable battery as the leading technology in its industry and provide the Company with more flexibility to price its products competitively. See "Risk Factors-Advanced Rechargeable
Batteries: Manufacturing; Limited Experience; Factors Related to Manufacturing Expansion."

           The manufacturing facility in Abingdon, England is currently being repaired following a fire in December 1996. When completed , the plant will be capable of producing an average of one million high rate lithium batteries per year. The facility also has research and development laboratories as well as areas for the manufacture of sea water batteries and the packaging of multi-cell battery packs. See "Risk Factors-Interruptions in Operations of Ultralife UK."

           The Company utilizes lithium foil as well as other metals and chemicals to manufacture its batteries. Although the Company knows of only three suppliers that extrude lithium into foil and provide such foil in the form required by the Company, it does not anticipate any shortage of lithium foil or any difficulty in obtaining the quantities it requires. Certain materials used in the Company's products are available only from a single source or a limited number of sources. Additionally, the Company may elect to develop relationships with a single or limited number of sources for materials that are otherwise generally available. Although the Company believes that alternative sources are available to supply materials that could replace materials it uses and that, if necessary, the Company would be able to redesign its products to make use of an alternative, any interruption in its supply from any supplier that serves currently as the Company's sole source could delay product shipments and adversely affect the Company's financial performance and relationships with its customers. Although the Company has experienced interruptions of product deliveries by sole source suppliers, none of such interruptions has had a material effect on the Company. All other raw materials utilized by the Company are readily available from many sources.

RESEARCH AND DEVELOPMENT

           The Company conducts its research and development in both Newark, New York, and Abingdon, England. The Company is directing its research and development efforts toward design optimization of rechargeable batteries, Thin Cells and 3-volt batteries. Each of those batteries has a broad range of potential applications in consumer, industrial and military markets including cellular telephones, portable computers and cameras. No assurance can be given that such efforts will be successful or that the products which result will be marketable.

           During the years ended June 30, 1995, 1996, and 1997, the Company expended approximately $2,685,000, $3,689,000, and $3,940,000, respectively, on research and development. The Company currently expects that research and development expenditures will continue at a high level as it continues to advance its technology and develop new products. The Company will seek to fund part of its research and development effort on a continuing basis from both government and non-government sources.

           The U.S. Government sponsors research and development programs designed to improve the performance and safety of existing battery systems and to develop new battery systems. The Company has successfully completed the initial and second phase of a government-sponsored program to develop new configurations of the Company's BA 5590 thin cell primary battery. The Company was also awarded an additional cost sharing SBIR Phase III contract for the development of the BA 5590 thin cell primary battery. The contract provides that these batteries will be developed and produced in small quantities. The BA 5590 is the most widely used battery power source for the U.S. Army and NATO communications equipments.

BATTERY SAFETY; REGULATORY MATTERS; ENVIRONMENTAL CONSIDERATIONS

           Certain of the materials utilized in the Company's batteries may pose safety problems if improperly used. The Company has designed its batteries to minimize safety hazards both in manufacturing and use. The Company's rechargeable cells have passed each of the following safety tests: UL 1950, IEC 950, CSA 950 and the Japan Storage Batteries Association Guideline for Safety Evaluation of Lithium Cells. However, the Company's primary battery products incorporate lithium metal, which reacts with water and may cause fires if not handled properly. Fires occurred in August 1991, and August 1997, at the Company's Newark, New York, facility. In July 1994, September 1995, and December 1996, fires also occurred at the Company's Abingdon, England, facility. Based upon information the Company received from the police, the December 1996 fire has been attributed to arson. However, the Company is not aware of any convictions. With the exception of the December 1996 fire, each of these fires temporarily interrupted certain manufacturing operations in a specific area of the facility. Since the December 1996 fire, the Company has been receiving insurance proceeds compensating the Company for loss of its plant and machinery, leasehold improvements, inventory and business interruption. The Company's insurance policy covers the Company for losses associated with business interruption until May 1998. The December 1996 fire caused an interruption in all manufacturing operations of the Abingdon, England facility. The Company believes that it has adequate fire insurance, including business interruption insurance, to protect against fire hazards in its facilities.

           Since lithium metal reacts with water and water vapor, certain of the Company's manufacturing processes must be performed in a controlled environment with low relative humidity. Each of the Company's facilities contains dry rooms as well as specialized air drying equipment.

           The Company's 9-volt battery is designed to conform to the dimensional and electrical standards of the American National Standards Institute and the 9-volt battery, 3-volt battery are recognized under the Underwriters Laboratories, Inc. Component Recognition Program.

           The transportation of batteries containing lithium metal is regulated by the International Air Transportation Association ("IATA") and, in the U.S., by the Department of Transportation, as well as by certain foreign regulatory agencies that consider lithium metal a hazardous material. The Company currently ships its products pursuant to IATA regulations and ships the 9-volt battery in accordance with Department of Transportation regulations.

           National, state and local regulations impose various environmental controls on the storage, use and disposal of lithium batteries and of certain chemicals used in the manufacture of lithium batteries. Although the Company believes that its operations are in substantial compliance with current environmental regulations, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on the Company or otherwise subject it to future liabilities. Moreover, state and local governments may enact additional restrictions relating to the disposal of lithium batteries used by customers of the Company which could adversely affect the demand for the Company's products. There can be no assurance that additional or modified regulations relating to the storage, use and disposal of chemicals used to manufacture batteries or restricting disposal of batteries will not be imposed.

           In connection with the Company's purchase/lease of its Newark, New York facility, a consulting firm performed a Phase I and II Environmental Site Assessment which revealed the existence of contaminated soil around one of the Company's buildings. The Company has retained an engineering firm which estimated that the cost of remediation should be in the range of $230,000, however, there can be no assurance that this will be the case. In February 1998, the Company entered into an agreement with a third party which provides that the Company and the third party will retain an environmental consulting firm to conduct a supplemental Phase II investigation to verify the existence of the contaminants and further delineate the nature of the environmental concern. The third party agreed to reimburse the Company for fifty percent of the cost associated with remediating the environmental concern. There can be no assurance that the Company will not face claims resulting in substantial liability which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors-Safety Risks; Demands of Environmental and other Regulatory Compliance."

COMPETITION

           Competition in the battery industry is, and is expected to remain, intense. The competition ranges from development stage companies to major domestic and international companies, many of which have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than those of the Company. The Company competes against companies producing lithium batteries as well as other primary and rechargeable battery technologies. The Company competes on the basis of design flexibility, performance and reliability. There can be no assurance that the Company's technology and products will not be rendered obsolete by developments in competing technologies which are currently under development or which may be developed in the future or that the Company's competitors will not market competing products which obtain market acceptance more rapidly than those of the Company.

           In the rechargeable battery market, the Company is currently the only producer of a solid-polymer rechargeable battery which is commercially available. The principal competitive technologies include nickel-cadmium, nickel-metal hydride and lithium-ion liquid electrolyte technology. Major manufacturers of nickel-cadmium and nickel-metal hydride batteries include
Eveready, Sanyo Electric Co., Ltd., Sony Corp., Toshiba Corp. and Matsushita Electric Industrial Co., Ltd. and Duracell International, Inc. Manufacturers of lithium-ion liquid electrolyte batteries, primarily based on lithium-ion cobalt oxide and lithium-ion nickel oxide technologies, include Saft-Soc des ACC, Sony Corp., Toshiba Corp., Matsushita Electric Industrial Co., Ltd. and Sanyo Electric Co., Ltd., among others.

           Lithium-ion liquid electrolyte batteries offer significant advantages over nickel-cadmium and nickel-metal hydride batteries currently in use and the Company expects that technology to be the most significant competition for its advanced rechargeable battery. Sony Corp. and other manufacturers currently offer lithium-ion liquid electrolyte batteries to consumers and to OEMs in substantial volumes, and have publicly announced that they are substantially increasing manufacturing capacity. As OEMs frequently require substantial lead times to design new batteries for their products, the availability of lithium-ion liquid electrolyte batteries could materially adversely affect the demand for, and market acceptance of, the Company's advanced rechargeable battery.

           In addition to the currently marketed technologies, a number of companies are currently undertaking research and development of rechargeable lithium batteries, including lithium-ion solid-polymer batteries. Valence Technology, Inc., Lithium Technology Corporation, Battery Engineering, Inc. and Yuasa-Exide, Inc. have developed prototype solid-polymer batteries and are constructing commercial-scale manufacturing facilities. The Company believes that other research and development activities on solid-polymer batteries are underway at other companies. No assurance can be given that such companies will not develop batteries similar or superior to the Company's lithium-ion solid-polymer rechargeable batteries.

           In the 9-volt battery market, the principal competitive technologies currently encountered are alkaline and carbon-zinc. Duracell International, Inc., Eveready and Rayovac Corporation, among others, currently manufacture alkaline and carbon-zinc batteries. None of these manufacturers, however, produce a standard 9-volt battery warranted to last 10 years.

           In the high rate lithium battery market, the principal competitive technologies are lithium sulfur dioxide and lithium thionyl-chloride batteries. Saft-Soc des ACC, BluStar Battery Systems Corporation, Frivo Silbercraft and Power Conversion Products, Inc., among others, currently manufacture these high rate type lithium batteries. The Company believes that its high rate lithium-manganese dioxide technology in its high rate batteries offers greater reliability over longer periods without the negative environmental effects of sulfur dioxide and thionyl-chloride. The Company also manufactures sea water batteries and believes that its competitors for those products are Saft-Soc des ACC and Eagle-Picher Industries, Inc.

           The Thin Cell batteries are expected to compete on the basis of their performance characteristics. The Company will compete with major battery producers, such as Gould Electronics, Inc. and Yuasa-Exide, Inc., which use competing technologies such as low rate lithium thin cell batteries.

           The 3-volt battery's primary competitors include Maxell Corp. of America, Tadiran Ltd., Saft-Soc des ACC and Power Conversion Products, Inc., all of which use lithium thionyl-chloride technology to produce 3-volt batteries.

           Although other entities may attempt to take advantage of the growth of the lithium battery market, the lithium battery industry has certain technological and economic barriers to entry. The development of technology, equipment and manufacturing techniques and the operation of a facility for the automated production of lithium batteries require large capital expenditures, which may deter new entrants from commencing production. Through its experience in battery manufacturing, the Company has also developed expertise which it believes would be difficult to reproduce without substantial time and expense.

EMPLOYEES

           As of December 31, 1997, the Company employed 441 persons: 75 in research and development, 324 in production and 42 in sales, administration and management. Of the total, 384 are employed in the U.S. and 57 in England. None of the Company's employees are represented by a labor union. The Company considers its employee relations to be satisfactory.

FACILITIES

           The Company leases approximately 110,000 square feet in a facility located in Newark, New York. The Company leases approximately 30,000 square feet in a facility based in Abingdon, England. At both locations, the Company maintains administrative offices, manufacturing and production facilities, a research and development laboratory, an engineering department and a machine shop. The Company's corporate headquarters are located in the

Newark facility. The Company also maintains a sales office in Montvale, New Jersey. The Company believes that its facilities are adequate and suitable for its current manufacturing needs. The Company has entered into a lease/purchase with the local county authority with respect to its 110,000 square foot factory in Newark, New York which provides more favorable terms and would reduce the expense for the lease of the facility. The lease also includes an adjacent building to the Company's current facility estimated to encompass approximately 140,000 square feet and approximately 65 acres of property. Pursuant to the lease, the Company has delivered a down payment in the amount of $400,000 and is obligated to pay the local governmental authority annual installments in the amount of $50,000 until December 2001 decreasing to approximately $28,000 for the period commencing December 2001 and ending December 2007. Upon expiration of the lease in 2007, the Company is entitled to purchase its facility for the purchase price of $1.

           In connection with the acquisition by the Company's subsidiary, Ultralife UK, of certain assets and liabilities from Dowty in June 1994, it was provided that Dowty would cause the lease for Dowty's UK facility, located in Abingdon, England, to be assigned to the Company's subsidiary, Ultralife UK. This lease (the "UK Lease") was originally entered into in May 1979 by Pension Funds Securities Limited (the "Landlord") with a tenant which assigned the lease to an affiliate of Dowty.

           Initially, the Landlord refused to assign the UK Lease to Ultralife UK and release Dowty's affiliate from liability. The building has recently been sold to a new landlord. The new landlord has agreed, subject to a surety from the Company, that he will allow an assignment of the UK Lease. The Company has agreed to provide the surety, subject to resolving certain disputes with Dowty. Discussions are continuing and the Company believes that this matter will be resolved without material expense to the Company. However, there can be no assurance that this will be the case. The term of the UK Lease continues until May 2004. It currently has an annual rent of $200,000 and is subject to review every five years based on current real estate market conditions. A review was to occur in May 1994 and has not yet been requested by the new landlord. Based on the real estate market in the Abingdon area, the Company believes that if such review occurs, it will not result in a substantial increase in rent.

LEGAL PROCEEDINGS

           In December 1996, Aerospace Energy System, Inc. ("Aerospace") commenced an action in the Southern District of New York against the Company alleging that it is owed commissions in excess of $50,000 for sales made on behalf of the Company and $100,000 for the Company's alleged breach of its duty of good faith and fair dealings. The Company believes that Aerospace is not the party that made such sales for which it claims it is owed commissions. Although Aerospace has been deposed it has not articulated any grounds for its claim of $100,000 for the Company's alleged breach of its duty of good faith and fair dealing.

           In May 1997, William Boyd, the principal of Aerospace, and Leland J. Coleman commenced an action against the Company and Loeb Partners Corporation ("Loeb"), an investment firm, in the Southern District Court of New York alleging that they had entered into a contract with Loeb to arrange for the acquisition of Dowty and that the Company tortiously interfered with their contract and business opportunity. The Company believes the claim against it, for $25 million, is without merit.

           In September 1997, a legal action was commenced by Eveready in the Northern District Court of Ohio, Eastern Division, alleging infringement of two patents, U.S. Patent No. 4,246,253 and U.S. Patent No. 4,312,930. The first of these patents has four months before it expires and the second approximately one year. The Company cross-claimed against the corporation that licensed the technology at issue to the Company. The license concerns certain technology incorporated in the Company's primary and advanced rechargeable batteries. Damages, if any, are believed to be minimal and the possibility of an injunction, in the opinion of the Company's patent counsel, is extremely remote given the substantial question of patent validity, infringement and the short period until the patents expire.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

           The Company's executive officers and directors are as follows:


           NAME               AGE                 POSITION
           ----               ---                 --------
Bruce Jagid..................  57       Chairman and Chief Executive Officer
Martin G. Rosansky...........  59       Vice Chairman
Joseph N. Barrella...........  51       President, Chief Technology Officer and
                                             Director
Uri Soudak...................  53       Chief Operating Officer
Frederick F. Drulard.........  57       Vice President of Finance, Chief
                                             Financial Officer
Stanley Lewin................  65       Vice President of Technology
James Sullivan...............  60       Vice President of Sales
John R. Welsh................  61       Vice President of European Operations
Daniel K. Schoenly...........  61       Vice President of Manufacturing
Joseph C. Abeles.............  83       Treasurer and Director
Arthur M. Lieberman..........  63       Secretary and Director
Richard A. Hansen............  57       Director
Carl H. Rosner...............  65       Director

           BRUCE JAGID, a founder of the Company, has been a director and the Company's Chairman since March 1991 and its Chief Executive Officer since
January 1992. Mr. Jagid has over 25 years experience in the technical and business aspects of the energy conversion field. Together with Mr. Rosansky, Mr. Jagid founded Power Conversion, Inc. ("PCI") in 1970, where he was the President until January 1989. PCI was sold to Hawker Siddely PLC in 1986. Mr. Jagid is a director of several private companies and THQ, Inc. Mr. Jagid holds numerous patents in the area of battery technology and has authored several publications on the subject.

           MARTIN G. ROSANSKY, a founder of the Company, has been a director since March 1991 and the Company's Vice Chairman since January 1992. Mr. Rosansky, a co-founder of PCI in 1970, has 30 years experience in the engineering, design and production of battery and fuel-cell systems. He was Chairman of the Board, Secretary and Treasurer of PCI from 1970 to July 1986, and was Vice President until January 1989 when he left PCI to pursue private investment activities. Mr. Rosansky is a director of several private companies. Mr. Rosansky holds numerous patents and has authored several publications in the field of battery technology.

           JOSEPH N. BARRELLA, a founder of the Company, has been a director and the Company's President since March 1991 and the Company's Chief Operating Officer from October 1992 through November 1996, and its Chief Technology Officer since November 1996. From May 1984 to January 1991, Mr. Barrella spent seven years as Director of Engineering at PCI. Mr. Barrella has been involved in the development and manufacture of lithium batteries for more than 20 years. He holds a number of patents relating to lithium battery designs and has authored several publications relating to battery technology.

           URI SOUDAK joined the Company in November 1996 as its Chief Operating Officer. From January 1991 to November 1996, Mr. Soudak worked for Israel Aircraft Industries, most recently serving as its Corporate Director of Research and Development and Business Development. From 1988 until 1991 Mr. Soudak was President of Microelectronics Company, an Israeli maker of electronics equipment. From 1985 through 1987 Mr. Soudak was President of Elco Robotics Company, an Israeli maker of vision guidance systems for robots.

           FREDERICK F. DRULARD joined the Company in July 1996 as Director of Corporate Planning and Administration. He became Vice President-Finance and Chief Financial Officer in October 1997. From January 1994 through June 1996 he was an independent consultant and a Senior Associate for Greenbush & Associates, a financial consulting company. From 1986 to 1994 he worked for IGC, most recently as Vice-President Corporate Planning and Administration.

           STANLEY LEWIN has been Vice President of Technology of the Company since October 1991. Mr. Lewin has over 13 years experience in the lithium battery business. Prior to joining the Company, Mr. Lewin served in various engineering and managerial positions at PCI from 1977 to September 1991. At PCI he was responsible for overall plant operations including manufacturing and production. While at PCI, Mr. Lewin was directly responsible for the establishment of battery manufacturing facilities in New Jersey, Puerto Rico and the People's Republic of China.

           JAMES SULLIVAN has been the Company's Vice President of Sales, since July 1996. From December 1995 through July 1996 he was President of C.C. Communications, Inc., an advertising agency in New Jersey, in charge of market development for Holt Lloyd International, a car care products company in the UK. From November 1976 through November 1994, Mr. Sullivan was Vice President in charge of sales with additional responsibilities for engineering and product development, for PCI, a manufacturer of lithium batteries.

           JOHN R. WELSH has been the Company's Vice President of European Operations and Managing Director of Ultralife Batteries (UK) Ltd. since November 1995. Mr. Welsh has over 20 years experience of managing companies in the UK, USA and Germany. From August 1988 until January 1995 he was Marketing and then Divisional Manager for Hoppecke Batteries in Germany which developed and manufactured high rate lithium-manganese dioxide batteries, and from February 1995 to October 1995 he was Marketing Manager for industrial nickel-cadmium batteries at FRIWO Silberkraft, also in Germany. Prior to joining Hoppecke Mr. Welsh worked for 15 years for Semikron, a German manufacturer of power semi conductors. He was Managing Director of Semikron UK from February 1972 until December 1980 and President of Semikron Inc. Hudson, NH until July 1987.

           DANIEL K. SCHOENLY has been the Company's Vice President of Manufacturing since March 1997. Before then he held the position of Vice President of Manufacturing Primary Batteries since May 1994. From January 1990 to May 1994, Mr. Schoenly was the Vice President of Technical Materials, Inc., a subsidiary of Brush Wellman Inc. Prior thereto, from 1982 to January 1990, Mr. Schoenly held various positions at Brush Wellman Inc. Both Brush Wellman Inc. and Technical Materials, Inc. manufacture engineered materials.

           JOSEPH C. ABELES, a founder of the Company, has been a director and Treasurer since March 1991. Mr. Abeles, formerly a director of PCI, is a private investor and currently serves as a director of a number of companies, including IGC and Bluegreen Corporation (formerly Patten Corporation). In 1951 he founded Kawecki Chemical Co. and served as Chairman and CEO of Kawecki Berylco Industries from 1969 to 1978.

           ARTHUR M. LIEBERMAN has been a director and the Company's Secretary since March 1991. Mr. Lieberman is a founder, and since 1981 has been the senior partner of Lieberman & Nowak, a legal firm specializing in intellectual property law which for many years has represented clients in the battery industry and related fields. Lieberman & Nowak has represented the Company in connection with certain intellectual property matters.

           RICHARD A. HANSEN has been a director since July 1993. Mr. Hansen has been President and Chief Executive Officer of Pennsylvania Merchant Group Ltd., one of the Underwriters, since 1987 and is a director of Computone Corporation.

           CARL H. ROSNER, a director of the Company since January 1992, is the Chairman of the Board and Chief Executive Officer of IGC. Mr. Rosner has been Chairman of IGC since its formation and Chief Executive Officer since 1984.

                             PRINCIPAL STOCKHOLDERS

           The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of January 28, 1998 and after giving effect to this offering by (i) each person or entity known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each director and named executive officers of the Company, and (iii) all directors and executive officers of the Company and officers of the Company as a group.

                                                                          PERCENT
                                                                    BENEFICIALLY OWNED
                                                                    ------------------
                                           NUMBER OF SHARES       PRIOR TO        AFTER
NAME AND ADDRESS                          BENEFICIALLY OWNED      OFFERING       OFFERING
----------------                          ------------------      --------       --------
Intermagnetics General Corporation
450 Old Niskayuna Rd.
Latham, NY 12210-0461 (1).................    1,005,086            12.55%        9.56%

Mellon Bank Corporation
One Mellon Bank Center
Pittsburgh, PA 15258 (2)..................      797,100             9.98%        7.59%

State of Wisconsin Investment Board
P.O. Box 7842
Madison, WI 53707 (3).....................      469,000             5.87%        4.47%

Joseph C. Abeles (4)(5)...................      268,000             3.34%        2.55%

Joseph N. Barrella (4)(6).................      317,500             3.91%        2.99%

Bruce Jagid (4)(7)........................      613,900             7.32%        5.64%

Richard A. Hansen (4)(8)..................       34,000              *            *

Arthur M. Lieberman (4)(9)................      130,000             1.63%        1.24%

Martin G. Rosansky (4)(10)................      171,000             2.12%        1.61%

Stanley Lewin (4)(11).....................       46,000              *            *

Carl H. Rosner
c/o Intermagnetics General Corporation
450 Old Niskayuna Rd.
Latham, NY  12210-0461 (1)(12)............    1,005,086            12.55%        9.57%

All directors and officers as a group (13
persons) (13).............................    2,628,086            29.90%       23.29%

------------------------------------------
*    Represents share ownership of less than one (1%) percent.

(1) Includes 833 shares and options to purchase 28,500 shares which may be exercised within 60 days beneficially owned by Mr. Carl H. Rosner. Mr. Rosner is the Chairman of the Board and Chief Executive Officer of IGC. Therefore, IGC may be deemed to share voting and investment power with respect to the shares and shares issuable upon the exercise of options held by Mr. Rosner. IGC disclaims beneficial ownership of the shares and shares issuable upon the exercise of options owned by Mr. Rosner.

(2) The information contained herein with respect to these shares has been obtained from Schedule 13G, dated January 27, 1998, includes shares held as trustee or investment advisor for affiliated entities.

(3) The information contained herein with respect to these shares has been obtained from Schedule 13G, dated January 23, 1998.

(4) The address of this person is c/o Ultralife Batteries, Inc., 1350 Route 88 South, Newark, New York 14513.

(5) Includes 25,500 shares subject to options which may be exercised within 60 days, 12,000 shares owned by Abeles Associates Inc. and 25,000 shares held by Mr. Abeles' spouse, as to which Mr. Abeles disclaims beneficial ownership. Excludes 1,003,586 shares beneficially owned by IGC. Mr. Abeles is a director of IGC and therefore may be deemed to share voting and investment power with respect to the shares held by IGC. Mr. Abeles disclaims beneficial ownership of the shares owned by IGC. Mr. Abeles and the Company have entered into an agreement ("Waiver Agreement") pursuant to which Mr. Abeles has agreed to not exercise options exercisable to purchase 16,280 shares of Common Stock, until the Company effects an increase to its authorized number of shares of Common Stock, provided that this offering is consummated on or before June 30, 1998. In consideration, the Company has agreed to use its best efforts to schedule an annual or special meeting of stockholders as soon as practicable in order for the stockholders to vote on a proposal to approve an increase in the Company's authorized Common Stock. In the event that (i) an increase to its authorized shares of Common Stock is not approved at the Company's next annual or special meeting of stockholders or (ii) the Company is party to a merger, consolidation, sale of all or substantially all of the Company's assets or a transaction in which outstanding Common Stock shall be changed into or exchanged for different securities of the Company (other than by combination or consolidation of its outstanding shares of Common Stock) or common stock or other securities of another corporation or interests in a noncorporate entity or other property ("Merger Event"), then the Company has agreed to compensate Mr. Abeles in an amount equal to the aggregate market value of shares of Common Stock issuable upon exercise of the vested portion of such options, as determined on the date of the annual or special meeting of stockholders or the closing date of the Merger Event, as the case may be, less the aggregate exercise price of the vested options.

(6) Includes 128,500 shares subject to options which may be exercised within 60 days. Mr. Barrella has entered into a similar Waiver Agreement with respect to options exerciseable to purchase 41,280 shares of Common Stock.

(7) Includes 403,500 shares subject to options which may be exercised within 60 days. Mr. Jagid has entered into a similar Waiver Agreement with respect to options exerciseable to purchase 126,280 shares of Common Stock. Also includes 2,000 shares held in trust for Mr. Jagid's children.

(8) Includes 27,000 shares subject to options which may be exercised within 60 days and includes 2,000 shares owned by minor children. Mr. Hansen has entered into a similar Waiver Agreement with respect to options exerciseable to purchase 16,280 shares of Common Stock. Does not include shares held by Pennsylvania Merchant Group as a market-maker. Mr. Hansen is President and Chief Executive Officer of Pennsylvania Merchant Group and therefore may be deemed to share voting and investment power.

(9) Includes 48,500 shares subject to options which may be exercised within 60 days and 51,500 shares held by the Arthur M. Lieberman P.C. profit sharing plan. Mr. Lieberman has entered into a similar Waiver Agreement with respect to options exerciseable to purchase 16,280 shares of Common Stock.

(10) Includes 78,500 shares subject to options which may be exercised within 60 days. Mr. Rosansky has entered into a similar Waiver Agreement with respect to options exercisable to purchase 41,280 shares of Common Stock.

(11) Includes 35,000 shares subject to options which may be exercised within 60 days. Mr. Lewin has entered into a similar Waiver Agreement with respect to options exerciseable to purchase 25,000 shares of Common Stock.

(12) Includes 28,500 shares subject to options which may be exercised within 60 days and 975,753 shares owned by IGC. Mr. Rosner is the Chairman of the Board and Chief Executive Officer of IGC and therefore may be deemed to share voting and investment power with respect to the shares held by IGC. Mr. Rosner disclaims beneficial ownership of the shares owned by IGC. Mr. Rosner has entered into a similar Waiver Agreement with respect to options exerciseable to purchase 16,280 shares of Common Stock.

(13) Includes 811,000 shares subject to options which may be exercised within 60 days. Certain directors and officers have entered into a similar Waiver Agreement with respect to options exerciseable to purchase an aggregate of 494,956 shares of Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

           The authorized capital stock of the Company consists of 12,000,000 shares of Common Stock, par value $0.10 per share, and 1,000,000 shares of Preferred Stock, $.10 par value per share.

           As of January 31, 1998, there were 7,979,136 shares of Common Stock outstanding and 1,623,650 shares of Common Stock issuable upon the exercise of outstanding options and warrants. As of January 31, 1998, no shares of Preferred Stock had been issued by the Company.

COMMON STOCK

           Holders of shares of the Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulate votes for the election of directors. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of shares of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Common Stock are entitled to share ratably, share for share, in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. Shares of Common Stock have no preemptive, conversion or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock.

PREFERRED STOCK

           The Restated Certificate of Incorporation provides that the Company may issue up to 1,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend, conversion, voting, redemption (including sinking fund provisions), and other rights, liquidation preferences, and the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders of the Company. Because the terms of the Preferred Stock may be fixed by the Board of Directors of the Company without stockholder action, the Preferred Stock could be issued quickly with terms calculated to defeat a proposed take-over of the Company, or to make the removal of management of the Company more difficult. Under certain circumstances this could have the effect of decreasing the market price of the Common Stock. Management of the Company is not aware of any such threatened transaction to obtain control of the Company.

SECTION 203 OF THE DELAWARE CORPORATION LAW

           The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" with certain Delaware corporations for 3 years following the date such person became an interested stockholder unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (the Company has not made such an election); (ii) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (iii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be voted or tendered in a tender or exchange offer); or (iv) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. The restrictions in Section 203 also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous 3 years or a person who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations and other transactions between a Delaware corporation and an "interested stockholder" resulting in a financial benefit to the stockholder.

LIMITATION OF LIABILITY

           As permitted by the DGCL, the Company's Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the Company must indemnify him against the expenses that such officer or director actually and reasonably incurred. The indemnity does not affect the availability of equitable remedies such as an injunction based upon a director's breach of his or her duty of care. However, such equitable remedies may not provide effective protection due to factors such as procedural limitations on obtaining such relief and the timeliness of any such relief sought. The limitation on monetary liability also does not apply to liabilities arising under the federal securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Notwithstanding the foregoing, the Company has entered into indemnification agreements with each of its directors and executive officers pursuant to which the Company has agreed to indemnify its directors and executive officers against certain liabilities which they may incur in connection with the performance of their duties. Under the terms of such indemnification agreements, the Company may, subject and to the extent permitted by law, advance funds for legal expenses in connection with such indemnification.

TRANSFER AGENT AND REGISTRAR

           The Transfer Agent and Registrar for the Common Stock is American Stock Transfer and Trust Company.

                         SHARES ELIGIBLE FOR FUTURE SALE

           Future sales of Common Stock by existing stockholders pursuant to Rule 144 ("Rule 144") promulgated under the Securities Act, pursuant to registration rights granted to certain holders of warrants to purchase the Common Stock, or pursuant to other registration or exemptions from registration under the Securities Act, could have an adverse effect on the price of the shares of Common Stock. The Company has approximately 7,979,136 shares of Common Stock outstanding ($10,854,136 upon consummation of this offering and assuming the Underwriters' over-allotment option is exercised in full). In addition, the Company has reserved for issuance (i) 1,036,150 shares of Common Stock upon the exercise of options available for grant under the 1992 Plan, (ii) 100,000 shares of Common Stock upon the exercise of options available for grant under the Company's 1995 Plan, (iii) 375,000 shares of Common Stock upon the exercise of options granted to the Company's Chairman and Chief Executive Officer not pursuant to a plan and (iv) 112,500 shares of Common Stock reserved for issuance upon the exercise of the outstanding Warrants. The Company has agreed to include 12,500 of the shares underlying the foregoing Warrants in a future registration statement which the Company will prepare and file with, and use its best efforts to have declared effective by, the Securities and Exchange Commission ("Commission") so as to permit the public trading of the shares underlying the foregoing Warrants.

           Of the 7,979,136 shares of Common Stock issued and outstanding 2,012,500 were sold publicly in the Company's initial public offering in December 1992 and approximately 2,000,000 shares were sold publicly pursuant to the Company's follow-on public offering in December 1994. Of the remaining shares of Common Stock, all are freely tradeable without restriction or further registration under the Securities Act except for approximately 1.8 million shares of Common Stock which may not be resold except pursuant to an effective registration statement filed by the Company or an applicable exemption from registration, including an exemption under Rule 144. The Company, each of its executive officers and directors and IGC have agreed that, for a period of 90 days after the date of this Prospectus, they will not offer, sell or otherwise dispose of any shares of Common Stock without the prior written consent of Lehman Brothers Inc. No predictions can be made as to the effect that future sales of Common Stock, or the availability of shares of Common Stock for future sales, will have on the market prices for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely effect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the future sales of its equity securities. See "Principal Stockholders."

                                  UNDERWRITING

           Under the terms of, and subject to the conditions contained in, the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement (the "Registration Statement") of which this Prospectus forms a part, the underwriters named below (the "Underwriters"), for whom Lehman Brothers Inc., A.G. Edwards & Sons, Inc. and Pennsylvania Merchant Group acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such Underwriter below:

                                                            Number of
                                                            Shares of
UNDERWRITERS                                               Common Stock

Lehman Brothers Inc.................................
A.G. Edwards & Sons, Inc............................
Pennsylvania Merchant Group.........................







           Total....................................
                                                            ============

           The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, then all the shares of Common Stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement, must be so purchased.

           The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the Underwriters) at such public offering price less a selling concession not in excess of $_____ per share. The Underwriters may allow, and the selected dealers may reallow, a concession not in excess of $_____ per share to certain brokers and dealers. After this offering, the offering price and other selling terms may be changed by the Underwriters.

           The Company has granted to the Underwriters an option to purchase up to an aggregate of 375,000 additional shares of Common Stock, exercisable solely to cover over-allotments, at the public offering price less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table and the Company will be obligated to such over-allotment option, to sell such shares of Common Stock to the Underwriters.

           The Company has agreed that, without the prior consent of Lehman Brothers Inc., it will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares of Common Stock, for a period of 90 days from the date of this Prospectus. All of the executive officers and directors of the Company and IGC have agreed pursuant to lockup agreements that, without the prior written consent of Lehman Brothers Inc., they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares for the period ending 90 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

           The Company has agreed to indemnify, under certain circumstances, the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute, under certain circumstances, to payments that the Underwriters may be required to make in respect thereof.

           Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

           If the Underwriters create a short position in the Common Stock in connection with this offering (i.e., they sell more shares than are set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

           The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this offering.

           In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

           Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

           Any offers in Canada will be made only pursuant to an exemption from the requirements to file a prospectus in the relevant province of Canada in which such offer is made.

           Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover hereof.

           The Representatives have informed the Company that they do not intend to confirm the sales of shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

           Pennsylvania Merchant Group acted as an underwriter in connection with the Company's initial public offering and subsequent follow-on offering. Richard A. Hansen, a member of the Board of Directors of the Company, is President and Chief Executive Officer of Pennsylvania Merchant Group, one of the Representatives. Every member of the Board of Directors, including Mr. Hansen, receives $750 per month for their services on the Board and $750 for each meeting attended. In addition, every member, including Mr. Hansen, receives options to purchase 1,500 shares of Common Stock under the Company's 1992 Stock Option Plan at the end of every fiscal quarter. Mr. Hansen has received such options since September 30, 1993. As of the date hereof Mr. Hansen owns 7,000 shares of Common Stock and holds options exercisable to purchase 27,000 shares of Common Stock.

                                  LEGAL COUNSEL

           The validity of the shares of Common Stock will be passed upon for the Company by Parker Chapin Flattau & Klimpl, LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Chadbourne & Parke LLP, New York, New York.

                                     EXPERTS

           The consolidated financial statements included in this Prospectus and elsewhere in the Registration Statement, as of and for the years ended June 30, 1996 and 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

           The consolidated financial statements of the Company and Ultralife UK for the year ended June 30, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

           The Company has filed with the Commission a Registration Statement on Form S-3 including all amendments thereto (the "Registration Statement") under the Securities Act with respect to the Common Stock offered by this Prospectus via the Electronic Data Gathering Analysis and Retrieval system ("EDGAR") and may be found on the Commission's web site at http://www.sec.gov. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and this offering, reference is made to the Registration Statement, including the exhibits filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and where the contract or other document has been filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by such reference to the applicable document filed with the Commission.

           The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith the Company files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Northeast Regional Office, 7 World Trade Center 13th Floor, New York, New York 10048, upon payment of the fees prescribed by the Commission. Copies of all or any part of the Registration Statement (including exhibits thereto) also may be obtained from the Public Reference Section of the Commission at the Commission's principal office in Washington, D.C. at the Commission's prescribed rates. Electronic filings made via EDGAR are publicly available through the Commission's web site referenced above.

           The Company distributes to its stockholders annual reports containing audited financial statements certified by its certified public accountants and such other periodic reports as the Company determines to be appropriate or as may be required by law.

                      INFORMATION INCORPORATED BY REFERENCE


           The following documents filed by the Company with the Securities and Exchange Commission are incorporated herein by reference:

           (a)        Annual  Report on Form 10-K for the fiscal year ended June
                      30 1997;

           (b) Quarterly Report on Form 10-Q for the three month period ended September 30, 1997 and the Quarterly Report on Form 10-Q for the six month period ended December 31, 1997; and

           (c) All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering.

                           GLOSSARY OF TECHNICAL TERMS

Anode                 The  negative   electrode  in  a  battery  which  releases
                      electrons to an external circuit and accepts ions from the electrolyte.

Battery An electrochemical apparatus used to store energy and release it in the form of electricity.

Cathode               The  positive   electrode  in  a  battery   which  accepts
                      electrons from the external circuit and releases ions into the electrolyte.

Cell The basic electrochemical unit of a battery, composed of an anode, a cathode, an electrolyte and, in many cases, a separator, which is capable of storing and generating electrical energy.

Cycle The discharge and subsequent recharge of a rechargeable battery.

Discharge Profile     The variation in a battery's  voltage as energy is removed over time.

Electrodes            The energy storing components of a battery,  consisting of anodes and cathodes.

Electrolyte           The ion transport  medium between the anode and cathode in a battery.

Energy Density        The total electrical energy stored in a battery, expressed as a function of the battery's volume in watt-hours per liter, or as a function of weight, in watt-hours per kilogram.

High Rate Battery     A battery capable of discharging  substantially all of its energy over a relatively short period of time (less than 10 hours).

Low Rate Battery      A battery capable of discharging  substantially all of its energy over a relatively long period of time (more than 100 hours).

Memory Effect         The cumulative  decline in the total energy  capacity of a rechargeable battery created by recharging a battery that has not been fully discharged. The memory effect is prevalent in nickel-cadmium rechargeable batteries.

Power Density         The total  electrical  energy  deliverable  by a  battery, expressed as a function of the battery's volume in watts per liter, or as a function of weight, in watts per kilogram.

Shelf Life            The  time  a  battery  can  be  stored   under   specified
                      conditions and still perform at a specified level.

Solid-Polymer
 Electrolyte          An electrolyte  based upon a  solid-polymer  material that functions both as an ion transporting medium and separator in thin films.

Voltage The measure of the driving force (electromotive force) which pushes electrons through an external circuit.

Watt (W) A unit of measurement for the power delivered by a battery.

Watt-hour (W/H)       A unit of energy.



BATTERY TYPES

Alkaline A primary battery with an alkaline anode, typically composed of powdered zinc and a mixture of manganese dioxide and carbon powder, packed around a carbon rod cathode with a potassium hydroxide electrolyte.

Carbon-Zinc           A primary battery with carbon and zinc  electrodes  and an organic electrolyte; prior to the introduction of alkaline batteries, the most common form of primary battery.

Chloride-zinc         A heavy duty use primary carbon-zinc cell with an ammonium chloride and chloride zinc electolyte. This cell is generally used for heavy intermittent service or medium rates continuous discharge.

Lead-Acid Battery     A popular,  low-cost  rechargeable  battery with high-rate performance.  Typical  lead-acid  batteries  utilize  lead dioxide  as the active  positive  electrode  material  and metallic lead, in a high-surface-area porous structure, as
                      the  negative  active  material.   The  electrolyte  is  a
                      sulfuric acid solution.

Lithium-Ion (Liquid)  A rechargeable  battery utilizing lithium compounds within carbon electrodes. These compounds include lithium-manganese oxide, lithium-cobalt oxide or lithium-nickel oxide within the cathode and an organic liquid electrolyte.

Lithium-Manganese
 Dioxide              Primary  cell  utilizing  a  lithium  anode,  a  manganese
                      dioxide   cathode  and  a  non-  aqueous  organic  solvent
                      electrolyte containing lithium salt.

Lithium-Polymer       A  rechargeable  battery with a lithium anode, a composite cathode which stores lithium ions and a solid-polymer electrolyte.

Lithium-Sulfur
 dioxide Cells that utilize a lithium anode, a porous carbon cathode and a sulfur dioxide cathode material. A nonaqueous electrolyte is comprised of sulfur dioxide and an organic solvent typically acetonitrile with a dissolved lithium bromide salt.

Lithium
 thionyl-chloride     Cells that consist of a lithium  anode,  a carbon  cathode and a nonaqueous electrolyte. Thionyl-chloride is both the electrolyte solvent and the active cathode material.

Mercury oxide-cells   A primary cell utilizing an anode made from zinc powder or foil amalgamated with mercury, a mercuric oxide cathode and an electrolyte of sodium or potassium hydroxide.

Nickel-Cadmium        A rechargeable battery with nickel and cadmium electrodes, and a potassium hydroxide electrolyte.

Nickel-Metal
 Hydride A rechargeable battery with a hydrogen-absorbing alloy anode, a nickel compound cathode and a potassium hydroxide electrolyte.

Silver-oxide          A rechargeable cell utilizing silver-oxide as the positive
                      material  and  zinc  as  the  negative   material  with  a
                      potassium hydroxide electrolyte.

Zinc-air A cell which utilizes zinc as the anode electrode and air as the positive active material.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



ULTRALIFE BATTERIES, INC. AND SUBSIDIARY                                    PAGE

Report of Independent Public Accountants.................................... F-2

Report of Independent Auditors.............................................. F-3

Consolidated Balance Sheets as of June 30, 1996 and 1997 and as of
  December 31, 1997 (unaudited)............................................. F-4

Consolidated  Statements of Operations  for the years ended June 30, 1995,
  1996 and 1997 and for the six months ended December 31, 1996 and 1997
  (unaudited)............................................................... F-6

Consolidated  Statements of Changes in Stockholder's  Equity for the years ended June 30, 1995, 1996 and 1997 and for the six months ended December
  31, 1997 (unaudited)...................................................... F-7

Consolidated  Statements  of Cash Flows for the years ended June 30, 1995,
  1996 and 1997 and for the six months ended December 31, 1996 and 1997
  (unaudited)............................................................... F-8

Notes to Consolidated Financial Statements.................................. F-9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


Ultralife Batteries, Inc.:

We have audited the accompanying consolidated balance sheets of Ultralife Batteries, Inc. (a Delaware corporation) and subsidiary as of June 30, 1996 and 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultralife Batteries, Inc. and subsidiary as of June 30, 1996 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Rochester, New York,
    September 5, 1997

                         Report of Independent Auditors


The Board of Directors and Stockholders
Ultralife Batteries, Inc. and Subsidiary

We have audited the consolidated statements of operations, stockholders' equity and cash flows of Ultralife Batteries, Inc. and Subsidiary for the year ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of Ultralife Batteries, Inc. and Subsidiary referred to above present fairly, in all material respects, the consolidated results of their operations and their cash flows for the year ended June 30, 1995, in conformity with generally accepted accounting principles.


                                              /s/Ernst & Young LLP

Syracuse, New York
August 31, 1995

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS

                                                                     June 30,           December 31,
                                                            -------------------------   -----------
                                                                1996          1997          1997
                                                            -----------   -----------   -----------
                                                                                        (unaudited)
                         Assets
Current Assets:
  Cash and cash equivalents .............................   $ 1,212,743   $ 2,310,725   $ 2,773,768
  Available-for-sale securities .........................    33,856,285    19,847,201    13,148,403
  Trade accounts receivable (less allowance for doubtful
     accounts of $190,000, $278,000, and $290,000 at
     June 30, 1996 and 1997 and December 31, 1997,
     respectively) ......................................     3,485,044     2,715,728     4,155,718
  Earned contract revenues receivable ...................       521,696          --         975,914
  Inventories ...........................................     8,437,791     5,302,752     3,490,510
  Prepaid expenses and other current assets .............     1,350,790     1,661,655       608,511
                                                            -----------   -----------   -----------
Total current assets ....................................    48,864,349    31,838,061    25,152,824
                                                            -----------   -----------   -----------

Property and equipment:
  Machinery and equipment ...............................    12,419,928    21,267,756    26,005,998
  Leasehold improvements ................................       150,716       216,111     1,182,581
                                                            -----------   -----------   -----------
                                                             12,570,644    21,483,867    27,188,579
  Less--accumulated depreciation and amortization .......     1,882,106     2,610,172     3,092,409
                                                            -----------   -----------   -----------
                                                             10,688,538    18,873,695    24,096,170
                                                            -----------   -----------   -----------

Other assets and deferred charges:
  Technology license agreements (net of accumulated
     amortization of $303,458, $416,653, and $466,652
     at June 30, 1996 and 1997 and December 31, 1997
     respectively) ......................................       796,542       683,347       633,348
  China development program .............................       283,500          --            --
                                                            -----------   -----------   -----------
                                                              1,080,042       683,347       633,348
                                                            -----------   -----------   -----------
Total Assets.............................................   $60,632,929   $51,395,103   $49,882,342
                                                            ===========   ===========   ===========




       The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                     June 30,             December 31,
                                                           ---------------------------    ------------
                                                               1996           1997            1997
                                                           ------------   ------------    ------------
                                                                                           (unaudited)
           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable .....................................   $  3,434,473   $  2,659,547    $  3,826,442
  Accrued compensation .................................        276,668        234,501         407,223
  Other accrued liabilities ............................        153,022        101,741         924,326
  Customer advances ....................................        334,000      1,636,433       1,270,666
                                                           ------------   ------------    ------------
Total current liabilities ..............................      4,198,163      4,632,222       6,428,657
                                                           ------------   ------------    ------------


Commitments and contingencies (Note 5)


 Stockholders' equity (Note 6):
  Preferred stock, par value $0.10 per share, authorized
    1,000,000 shares - none outstanding ................           --             --              --
  Common stock, par value $0.10 per share, authorized
     12,000,000 shares; outstanding - 7,923,211 shares
     in 1996 7,926,086 in 1997 and 7,975,286 on
     December 31, 1997 .................................        792,322        795,360         800,255
  Capital in excess of par value .......................     64,630,638     64,785,814      65,245,016
  Unrealized net gain on securities ....................      3,842,878      1,311,343         634,056
  Accumulated deficit ..................................    (12,868,821)   (20,115,175)    (22,942,968)
  Foreign currency translation adjustment ..............         37,749        291,041          20,050
                                                           ------------   ------------    ------------
                                                             56,434,766     47,068,383      43,756,409

  Less -- Treasury stock, at cost (27,500 shares
  at June 30, 1997 and 27,250 at December 31, 1997).....           --         (305,502)       (302,724)
                                                           ------------   ------------    ------------
Total Stockholders' Equity........ .....................     56,434,766     46,762,881      43,453,685
                                                           ------------   ------------    ------------
Total Liabilities and Stockholders' Equity..............   $ 60,632,929   $ 51,395,103    $ 49,882,342
                                                           ============   ============    ============


       The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                              Six months ended
                                                     Year ended June 30,                        December 31,
                                        --------------------------------------------    ----------------------------
                                            1995            1996            1997            1996            1997
                                        ------------    ------------    ------------    ------------    ------------
                                                                                                 (unaudited)
Revenues
  Battery sales .....................   $ 11,212,643    $ 12,623,646    $ 14,765,364    $  7,444,019    $  7,572,849
  Technology contracts ..............      3,430,640       2,477,887       1,175,754         593,747       1,425,976
                                        ------------    ------------    ------------    ------------    ------------
Total revenue .......................     14,643,283      15,101,533      15,941,118       8,037,766       8,998,825

Cost of products sold:
  Battery costs .....................     10,900,049      12,317,486      13,880,321       7,125,878       6,790,072
  Technology contracts ..............      1,873,892         936,053         710,937         494,487         953,460
                                        ------------    ------------    ------------    ------------    ------------
Total cost of products sold .........     12,773,941      13,253,539      14,591,258       7,620,365       7,743,532
                                        ------------    ------------    ------------    ------------    ------------

Gross profit ........................      1,869,342       1,847,994       1,349,860         417,401       1,255,293

Operating expenses:
  Selling, general and administrative      4,262,545       4,993,644       5,217,441       2,786,685       2,613,064
  Research and development ..........      2,685,313       3,688,687       3,939,786       1,787,248       3,070,875
  Loss(gain) on fires ...............           --           351,902         (55,835)           --        (1,195,427)
  Loss on China battery
    development program .............           --              --           805,296            --              --
                                        ------------    ------------    ------------    ------------    ------------
Total operating expenses ............      6,947,858       9,034,233       9,906,688       4,573,933       4,488,512
                                        ------------    ------------    ------------    ------------    ------------
Loss from operations ................     (5,078,516)     (7,186,239)     (8,556,828)     (4,156,532      (3,233,219)

Other income (expense):
  Interest income ...................      1,721,682       2,016,831       1,351,646         800,878         427,202
  Gain on sale of securities ........           --         1,930,056            --              --              --
  Miscellaneous expense .............        (34,844)           --           (41,172)           --           (21,776)
                                        ------------    ------------    ------------    ------------    ------------
Loss before income taxes ............     (3,391,678)     (3,239,352)     (7,246,354)     (3,355,654)     (2,827,793)

Income taxes ........................           --              --              --              --              --
                                        ------------    ------------    ------------    ------------    ------------
Net loss ............................   $ (3,391,678)   $ (3,239,352)   $ (7,246,354)   $ (3,355,654)   $ (2,827,793)
                                        ============    ============    ============    ============    ============

Net loss per common share ...........   $      (0.50)   $      (0.41)   $      (0.91)   $      (0.42)   $      (0.36)
                                        ============    ============    ============    ============    ============

Weighted average number of shares
  outstanding .......................      6,747,374       7,814,302       7,923,022       7,933,086       7,942,300
                                        ============    ============    ============    ============    ============


       The accompanying notes to consolidated financial statements are an integral part of these statements.

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

[TABLE 1 OF 2]                                        Common Stock
                                              ----------------------------
                                                                              Capital in     Unrealized
                                                 Number                        Excess of      Net Gain       Accumulated
                                               of  Shares        Amount       Par  Value    on Securities       Deficit
                                              ------------    ------------   ------------    ------------    ------------
Balance at June 30, 1994 ..................      5,543,586    $    554,359   $ 30,259,237    $  2,958,751    $ (6,237,791)

Shares issued under public offering .......      2,000,000         200,000     35,300,000            --              --
Public offering expenses ..................           --              --       (2,902,927)           --              --
Shares issued under stock option plans
     and other stock options ..............        112,525          11,253        565,721            --              --
Foreign currency translation adjustment ...           --              --             --              --              --
Change in unrealized net gain on securities           --              --             --           557,618            --
Net loss ..................................           --              --             --              --        (3,391,678)
                                              ------------    ------------   ------------    ------------    ------------
Balance at June 30, 1995 ..................      7,656,111         765,612     63,222,031       3,516,369      (9,629,469)

Shares issued under stock option plans
     and other stock options ..............        267,100          26,710      1,408,607            --              --
Foreign currency translation adjustment ...           --              --             --              --              --
Change in unrealized net gain on securities           --              --             --           326,509            --
Net loss ..................................           --              --             --              --        (3,239,352)
                                              ------------    ------------   ------------    ------------    ------------

Balance at June 30, 1996 ..................      7,923,211         792,322     64,630,638       3,842,878     (12,868,821)

Shares issued under stock option plans
     and other stock options ..............         30,125           3,013        152,112            --              --
Purchase of treasury stock ................        (27,500)           --             --              --              --
Other .....................................            250              25          3,064            --              --
Foreign currency translation adjustment ...           --              --             --              --              --
Change in unrealized net gain on securities           --              --             --        (2,531,535)           --
Net loss ..................................           --              --             --              --        (7,246,354)
                                              ------------    ------------   ------------    ------------    ------------

Balance at June 30, 1997 ..................      7,926,086         795,360     64,785,814       1,311,343     (20,115,175)

Shares issued under stock option plans
     and other stock options ..............         48,950           4,895        461,980            --              --
Foreign currency translation adjustment ...           --              --             --              --              --
Change in unrealized net gain on securities           --              --             --          (677,287)           --
Issuance of common stock from treasury.....            250            --            2,778            --              --
Net loss ..................................           --              --             --              --        (2,827,793)
                                              ------------    ------------   ------------    ------------    ------------
Balance at December 31, 1997 (unaudited) ..      7,975,286    $    800,255   $ 65,245,016    $    634,056    $(22,942,968)
                                              ============    ============   ============    ============    ============

[TABLE 2 OF 2]
                                                Foreign
                                               Currency
                                              Translation      Treasury
                                               Adjustment        Stock            Total
                                              ------------    ------------    ------------
Balance at June 30, 1994 ..................   $     19,857    $       --      $ 27,554,413

Shares issued under public offering .......           --              --        35,500,000
Public offering expenses ..................           --              --        (2,902,927)
Shares issued under stock option plans
     and other stock options ..............           --              --           576,974
Foreign currency translation adjustment ...         62,634            --            62,634
Change in unrealized net gain on securities           --              --           557,618
Net loss ..................................           --              --        (3,391,678)
                                              ------------    ------------    ------------
Balance at June 30, 1995 ..................         82,491            --        57,957,034

Shares issued under stock option plans
     and other stock options ..............           --              --         1,435,317
Foreign currency translation adjustment ...        (44,742)           --           (44,742)
Change in unrealized net gain on securities           --              --           326,509
Net loss ..................................           --              --        (3,239,352)
                                              ------------    ------------    ------------

Balance at June 30, 1996 ..................         37,749            --        56,434,766

Shares issued under stock option plans
     and other stock options ..............           --              --           155,125
Purchase of treasury stock ................           --          (305,502)       (305,502)
Other .....................................           --              --             3,089
Foreign currency translation adjustment ...        253,292            --           253,292
Change in unrealized net gain on securities           --              --        (2,531,535)
Net loss ..................................           --              --        (7,246,354)
                                              ------------    ------------    ------------

Balance at June 30, 1997 ..................        291,041        (305,502)     46,762,881

Shares issued under stock option plans
     and other stock options ..............           --              --           466,875
Foreign currency translation adjustment ...       (270,991)           --          (270,991)
Change in unrealized net gain on securities           --              --          (677,287)
Issuance of common stock from treasury.....           --            (2,778)           --
Net loss ..................................           --              --        (2,827,793)
                                              ------------    ------------    ------------
Balance at December 31, 1997 (unaudited) ..   $     20,050    $   (302,724)   $ 43,453,685
                                              ============    ============    ============

       The accompanying notes to consolidated financial statements are an integral part of these statements.

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

[TABLE 1 OF 2]

                                                                                 Year ended June 30,
                                                                   -----------------------------------------------
                                                                       1995             1996             1997
                                                                   -------------    -------------    -------------
Operating activities:
   Net loss ....................................................   $  (3,391,678)   $  (3,239,352)   $  (7,246,354)
   Adjustments to reconcile net loss to net cash used in
         operating activities:
               Depreciation and amortization ...................         613,246          806,664          841,261
               Loss on China development program ...............            --               --            283,500
               Provision for loss on accounts receivable .......          64,311          102,153           88,000
               Provision for inventory obsolescence ............         474,050         (403,789)          93,178
               Foreign currency loss ...........................         (24,274)            --               --
   Changes in operating assets and liabilities:
               Decrease (increase) in trade accounts receivable       (1,575,053)        (727,615)         681,316
               Decrease (increase) in earned contract revenues
                      receivable ...............................      (1,195,142)         790,246          521,696
               Decrease (increase) in inventories ..............      (3,979,424)      (2,797,373)       3,041,861
               Decrease (increase) in prepaid expenses and
                     other current assets ......................         (59,844)        (815,742)        (310,865)
               Increase (decrease) in accounts payable
                     and accrued liabilities ...................       1,987,001         (319,951)        (868,374)
               Increase (decrease) in customer advances ........         100,493         (118,000)       1,302,433
                                                                   -------------    -------------    -------------
   Net cash used in operating activities .......................      (6,986,314)      (6,722,759)      (1,572,348)

Investing activities:
   Purchase of property and equipment ..........................      (1,839,558)      (6,661,725)      (8,913,223)
   China development program payments ..........................        (121,500)            --               --
   Purchases of available-for-sale securities ..................    (122,875,062)     (71,151,177)    (139,484,737)
   Sales of available-for-sale securities ......................      24,969,843       19,260,164       64,969,005
   Maturities of available-for-sale securities .................      74,398,379       63,363,519       85,993,281
                                                                   -------------    -------------    -------------
   Net cash provided by (used in) investing activities .........     (25,467,898)       4,810,781        2,564,326

Financing activities:
   Proceeds from issuance of common stock ......................      33,174,047        1,435,317          158,214
   Purchase of treasury stock ..................................            --               --           (305,502)
                                                                   -------------    -------------    -------------
   Net cash provided by (used in) financing activities .........      33,174,047        1,435,317         (147,288)

Effect of exchange rate changes on cash ........................          24,179          (44,742)         253,292

(Decrease) increase in cash and cash equivalents ...............         744,014         (521,403)       1,097,982
Cash and cash equivalents at beginning of period ...............         990,132        1,734,146        1,212,743

Cash and cash equivalents at end of period .....................   $   1,734,146    $   1,212,743    $   2,310,725
                                                                   =============    =============    =============


Supplemental disclosure of noncash investing
   and financing activities:
   Unrealized net gain (loss) in securities ....................   $     557,618    $     326,509    $  (2,531,535)


[TABLE 2 OF 2]
                                                                          Six months ended
                                                                             December 31,
                                                                   ------------------------------
                                                                       1996             1997
                                                                   -------------    -------------
                                                                             (unaudited)
Operating activities:
   Net loss ....................................................   $  (3,355,654)   $  (2,827,793)
   Adjustments to reconcile net loss to net cash used in
         operating activities:
               Depreciation and amortization ...................         608,863          532,235
               Loss on China development program ...............            --               --
               Provision for loss on accounts receivable .......            --             12,000
               Provision for inventory obsolescence ............            --            (45,507)
               Foreign currency loss ...........................         (39,648)            --
   Changes in operating assets and liabilities:
               Decrease (increase) in trade accounts receivable       (1,317,509)      (2,427,904)
               Decrease (increase) in earned contract revenues
                      receivable ...............................            --               --
               Decrease (increase) in inventories ..............         964,468        1,857,749
               Decrease in prepaid expenses and other
                     current assets ............................          87,716        1,053,144
               Increase (decrease) in accounts payable
                     and accrued liabilities ...................       1,428,603        1,789,446
               Increase (decrease) in customer advances ........            --               --
                                                                   -------------    -------------
   Net cash used in operating activities .......................      (1,623,161)         (56,630)

Investing activities:
   Purchase of property and equipment ..........................      (5,021,686)      (5,704,712)
   China development program payments ..........................            --               --
   Purchases of available-for-sale securities ..................     (22,927,038)     (40,582,647)
   Sales of available-for-sale securities ......................       9,239,983       39,208,989
   Maturities of available-for-sale securities .................      19,488,735        7,402,159
                                                                   -------------    -------------
   Net cash provided by (used in) investing activities .........         779,994          323,789

Financing activities:
   Proceeds from issuance of common stock ......................         119,119          466,875
   Purchase of treasury stock ..................................        (305,502)            --
                                                                   -------------    -------------
   Net cash provided by (used in) financing activities .........        (186,383)         466,875

Effect of exchange rate changes on cash ........................            --           (270,991)

(Decrease) increase in cash and cash equivalents ...............      (1,029,550)         463,043
Cash and cash equivalents at beginning of period ...............       1,212,743        2,310,725

Cash and cash equivalents at end of period .....................   $     183,193    $   2,773,768
                                                                   =============    =============


Supplemental disclosure of noncash investing
   and financing activities
   Unrealized net gain (loss) in securities ....................   $  (1,949,648)   $    (677,287)

       The accompanying notes to consolidated financial statements are an integral part of these statements.

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Including data applicable to unaudited periods)




NOTE 1--SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     a.   Description of Business

          Ultralife Batteries, Inc. (the "Company") develops, manufactures, and markets primary and rechargeable lithium batteries for use in a wide array of applications. The Company generally does not distribute its product to a concentrated geographical area nor is there a significant concentration of credit risks arising from individual or groups of customers engaged in similar activities, or who have similar economic characteristics. To date, the Company has depended upon one customer for all of its rechargeable batteries orders. Termination of this relationship or the failure to obtain additional customers may have a material adverse effect upon the Company. In fiscal 1996, sales to one customer totaled approximately $ 1,920,000 (13% of total revenues). By the end of the year, this customer had paid their trade account in full. In fiscal 1997, sales to one customer totaled approximately $2,391,000 (15% of total revenues) and account balances were current. In the six months ending December 31, 1996 and 1997, sales to one customer totaled approximately $1,103,000 (14% of revenues) and $1,041,000 (12% of revenues) respectively and account balances were current. The Company does not normally obtain collateral on trade accounts receivable.

     b.   Principles of Consolidation

          The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Ultralife Batteries UK, Ltd. ("Ultralife UK"). All material intercompany accounts and transactions have been eliminated in consolidation.

     c.   Management's Use of Judgment and Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     d.   Cash and Cash Equivalents

          The Company considers all demand deposits with financial institutions and financial instruments with original maturities of three months or less to be cash equivalents.

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (Including data applicable to unaudited periods)



NOTE 1--SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     e.   Available-for-Sale Securities

          Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Marketable equity securities and debt securities are classified as available-for-sale. These securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity.

          The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included in interest income. Realized gains and losses, and declines in value judged to be other-than-temporary on available-for-sale securities are included in available-for-sale securities gains (losses).

     f.   Inventories

          Inventories are stated at the lower of cost or market with cost determined under the first-in, first-out (FIFO) method.

     g.   Property and Equipment

          Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of three to ten years. Betterments, renewals and extraordinary repairs that extend the life of the assets are capitalized. Other repairs and maintenance costs are expensed. When sold, the cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized in income.

          During 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long- lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such events or changes in circumstances are present, a loss is recognized to the extent the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition.

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (Including data applicable to unaudited periods)


NOTE 1--SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     h.   Stock-Based Compensation

          In 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which permits either recording the estimated value of stock-based compensation over the applicable vesting period or disclosing the unrecorded cost and the related effect on earnings per share in the notes to the financial statements. The Company has elected to comply with the disclosure provisions of the statement. The effect of SFAS No. 123 in the pro forma disclosures is not indicative of future amounts. The statement does not apply to awards prior to 1995, and additional awards are anticipated.

     i.   Technology License Agreements

          Technology license agreements consist of the rights to patented technology and related technical information. The agreements are amortized using the straight- line method over three to ten years. Additionally, the Company will be required to make royalty payments at stated rates based on the terms of each agreement. No royalty expense has been recognized to date.

     j.   Translation of Foreign Currency

          The financial statements of the Company's foreign subsidiary are translated into U.S. dollar equivalent in accordance with SFAS No. 52. There was no exchange gain or loss included in net loss for the years ended June 30, 1995, 1996 and 1997 and for the six months ended December 31, 1996 and 1997.

     k.   Income Taxes

          The liability method, prescribed by SFAS No. 109, "Accounting for Income Taxes", is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that may be in effect when the differences are expected to reverse.

     l.   Research and Development

          Research and development expenditures are charged to operations as incurred.

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (Including data applicable to unaudited periods)


NOTE 1--SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     m.   Revenue Recognition

          Revenues from sales of batteries are recognized when products are shipped. A provision is made at that time for warranty costs expected to be incurred.

     n.   Revenue on Technology Contracts

          For a majority of its technology contracts, the Company recognizes revenue using the percentage of completion method based on the relationship of costs incurred to date to the total estimated cost to complete the contract. When a loss on a contract is estimated, the full amount of the loss is recognized immediately. Costs related to performance under various technology contracts are classified as research and development expenses if expenditures are consistent with the ongoing research and development efforts of the Company. Under certain research and development arrangements with the U.S. Government, the Company may be required to transfer technology developed to the U.S. Government.

     o.   Derivative   Financial   Instruments   and  Fair  Value  of  Financial
          Instruments

          SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments", requires disclosure of any significant derivative or other financial instruments. The Company does not have any derivative financial instruments at June 30, 1996 and 1997 and at December 31, 1997.

          SFAS No. 107, "Disclosure About Fair Value of Financial Instruments", requires disclosure of an estimate of the fair value of certain financial instruments. The fair value of financial instruments pursuant to SFAS No. 107 approximated their carrying values at June 30, 1996 and 1997 and at December 31, 1997. Fair values have been determined through information obtained from market sources.

     p.   Earnings per Share

          The Company accounts for net loss per common share in accordance with the provisions of SFAS No. 128, "Earnings Per Share". SFAS No. 128 requires the reporting of basic and diluted earnings per share (EPS). Basic EPS is computed by dividing reported earnings available to common stockholders by weighted average shares outstanding for the period. No dilution for common share equivalents is included. Diluted EPS includes the dilutive effect of securities calculated using the treasury stock method. The Company is required to adopt SFAS No. 128 retroactively for periods

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (Including data applicable to unaudited periods)


NOTE 1--SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     ending after December 15, 1997. The accompanying financial statements have been restated for this adoption.

     q.   New Accounting Pronouncements

          SFAS No. 130 "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components. The standard is applicable for fiscal years beginning after December 15, 1997. The Company will adopt this standard in its 1999 financial statements. The Company has not yet determined the impact of this standard on its financial statements.

          SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" establishes standards for reporting information about operating segments in the financial statements. The standard is required to be adopted for fiscal years beginning after December 15, 1997. The Company will adopt this standard in its 1999 financial statements. The Company has not yet determined the impact of this standard on its financial statements.

     r.   Legal Matters

          The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the Company's financial condition or results of operations.

     s.   Reclassifications

          Certain amounts in the 1995 and 1996 financial statements have been reclassified to conform to the 1997 presentation.

NOTE 2--LEASES

     The Company leases its principal facility under the terms of an operating lease with an initial term of seven years. In 1995, the Company entered into an agreement to amend the initial lease to reflect rental of an additional 40,333 square feet, or a total of 110,000 square feet. The amendment extended the term of the lease to March 12, 2003. The base rent is subject to a 4% annual increase. Under the terms of the lease the Company had the right to lease additional space and also has the right to first refusal of any offer made to the lessor to purchase the facility. Additionally, the Company is liable for any environmental contamination that it creates during the term of the lease. Subsequent to December 31, 1997, the Company entered into an approximate 10-year purchase/lease agreement to acquire the building it now occupies and

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (Including data applicable to unaudited periods)


NOTE 2--LEASES--(CONTINUED)

an adjacent building of approximately 140,000 square feet, together with approximately 65 acres of undeveloped land. The total purchase/lease price is $768,570. In connection with the agreement, the Company received an environmental assessment which revealed contaminated soil. The assessment indicated the cost should not exceed $190,000. However, there can be no assurance that this will be the maximum cost. The Company entered into an agreement whereby a third party has agreed to reimburse the Company for fifty percent of the costs associated. In addition, Ultralife UK leases its principal facility under the terms of an operating lease with an initial lease term of twenty-five years.

     Rental expenses for all operating leases were approximately $760,000, $773,000, $745,000, $423,000 and $451,000 for the years ended June 30, 1995,
1996, and 1997 and for the six months ended December 31, 1996 and 1997, respectively. After taking effect of the purchase/lease agreement for the Newark, NY property, future minimum lease payments under noncancelable operating leases as of December 31 1997 are approximately as follows: 1998 (six months remaining)--$249,000, 1999--$330,000, 2000--$363,000, 2001--$439,000;
2002--$413,000, and thereafter--$822,000. The above amounts do not include contingent or additional rent.

NOTE 3--INVESTMENTS

The following is a summary of available-for-sale securities:


                                                          UNREALIZED
                                                   -------------------------    ESTIMATED
JUNE 30, 1996                            COST         GAINS         LOSSES     FAIR  VALUE
-------------                        -----------   -----------   -----------   -----------
U.S. Treasury securities and
   obligations of U.S. Government
   agencies ......................   $ 8,508,124   $    24,445   $    14,671   $ 8,517,898
Mortgage backed securities .......     1,008,153         2,007          --       1,010,160
U.S. corporate securities ........    18,343,214        14,585        12,214    18,345,585
                                     -----------   -----------   -----------   -----------

Total debt securities ............    27,859,491        41,037        26,885    27,873,643
Intermagnetics General Corporation
          (equity securities) ....    21,153,916     3,828,726          --       5,982,642
                                     -----------   -----------   -----------   -----------
                                     $30,013,407   $ 3,869,763   $    26,885   $33,856,285
                                     ===========   ===========   ===========   ===========

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (Including data applicable to unaudited periods)


NOTE 3--INVESTMENTS--(CONTINUED)


                                                          UNREALIZED
                                                   -------------------------    ESTIMATED
JUNE 30, 1997                            COST         GAINS         LOSSES     FAIR  VALUE
-------------                        -----------   -----------   -----------   -----------
U.S. Treasury securities and
   obligations of U.S. Government
   agencies ......................   $ 2,352,880   $     1,293   $     4,186   $ 2,349,987
Mortgage backed securities .......     2,829,058        11,288           261     2,840,085
U.S. corporate securities ........    11,200,004        32,077       127,146    11,104,935
                                     -----------   -----------   -----------   -----------

Total debt securities ............    16,381,942        44,658       131,593    16,295,007
Intermagnetics General Corporation
   (equity securities) ...........     2,153,916     1,398,278          --       3,552,194
                                     -----------   -----------   -----------   -----------
                                     $18,535,858   $ 1,442,936   $   131,593   $19,847,201
                                     ===========   ===========   ===========   ===========


                                                          UNREALIZED
                                                   -------------------------    ESTIMATED
DECEMBER 31, 1997                        COST         GAINS         LOSSES     FAIR  VALUE
-----------------                    -----------   -----------   -----------   -----------
U.S. Treasury securities and
   obligations of U.S. Government
   agencies ......................   $  7,300,668   $     11,148    $       --      $  7,311,816
Mortgage backed securities .......         40,385           --              (100)         40,285
U.S. corporate securities ........      3,019,378           --           (11,048)      3,008,330
                                     ------------   ------------    ------------    ------------

Total debt securities ............     10,360,431         11,148         (11,148)     10,360,431
Intermagnetics General Corporation
   (equity securities) ...........      2,153,916        634,056            --         2,787,972
                                     ------------   ------------    ------------    ------------
                                     $ 12,514,347   $    645,204    $    (11,148)   $ 13,148,403
                                     ============   ============    ============    ============


     The Company has instructed its investment fund managers to invest in conservative, investment grade securities with average maturities of less than three years. In fiscal 1996, the Company realized gross gains on sale of available-for-sale securities of $1,930,056, and in fiscal 1995, the Company realized gross losses of $77,699.

     The amortized cost and estimated fair value of debt and marketable equity securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties or the Company may sell the securities to meet their ongoing and potential future cash needs.

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (Including data applicable to unaudited periods)


NOTE 3--INVESTMENTS--(CONTINUED)


                                                                      ESTIMATED
AVAILABLE-FOR-SALE                                      COST          FAIR VALUE
----------------------------------------             -----------     -----------

Due in one year or less                              $10,360,431     $10,360,431
Due after one year through three years                      --              --
Equity securities                                      2,153,916       2,787,972
                                                     -----------     -----------
                                                     $12,514,347     $13,148,403
                                                     ===========     ===========

NOTE 4--INCOME TAXES

     Foreign and domestic loss carryforwards totaling approximately $22,020,000 are available to reduce future taxable income. Foreign loss carryforwards of $2,834,000 can be carried forward indefinitely. The domestic net operating loss carryforward of $19,186,000 expires in 2006 through 2012. Due to a change in ownership defined under Internal Revenue Code Section 382, $2,738,000 of the net operating loss carryforward will be subject to an annual limitation of $1,507,000.

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The Company increased its valuation allowance by approximately $496,000, $1,843,000 and $3,273,000 for the years ended June 30, 1995, 1996 and 1997, respectively, to offset the deferred tax assets due to uncertainty of realizations.

     Significant components of the Company's deferred tax liabilities and assets as of June 30 are as follows:

                                                                1996           1997
                                                            -----------    -----------
Deferred tax liabilities:
   Unrealized gain on securities ........................   $ 1,306,579    $   514,737
   Tax over book depreciation ...........................       497,797        666,016
                                                            -----------    -----------
Total deferred tax liabilities ..........................     1,804,376      1,180,753
                                                            -----------    -----------

Deferred tax assets:
   Net operating loss carryforward ......................     4,925,559      7,486,716
   Other ................................................       377,030        464,827
                                                            -----------    -----------
Total deferred tax assets ...............................     5,302,589      7,951,543
Valuation allowance for deferred assets .................    (3,498,213)    (6,770,790)
Net deferred tax assets .................................     1,804,376      1,180,753
                                                            -----------    -----------
Net deferred income taxes ...............................   $      --      $      --
                                                            ===========    ===========

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (Including data applicable to unaudited periods)


NOTE 4--INCOME TAXES--(CONTINUED)

There were no income taxes paid for the years ended June 30, 1995, 1996 and 1997. For financial reporting purposes, loss from continuing operations before income taxes included the following:


                                                    JUNE 30,
                                -----------------------------------------------
                                    1995              1996              1997
                                -----------       -----------       -----------

United States ............      $(2,743,611)      $(1,605,015)      $(6,916,312)
Foreign ..................         (648,067)       (1,634,337)         (330,042)
                                -----------       -----------       -----------
Total ....................      $(3,391,678)      $(3,239,352)      $(7,246,354)
                                ===========       ===========       ===========


There are no undistributed earnings of Ultralife UK, the Company's foreign subsidiary, at June 30, 1997.

NOTE 5--COMMITMENTS AND CONTINGENCIES

     a.   China Program

          In July 1992, the Company entered into several agreements related to the establishment of a manufacturing facility in China, for the production and distribution of batteries. Changzhou Ultra Power Battery Co., Ltd., a company organized in China ("China Battery"), purchased from the Company certain technology, equipment training and consulting services relating to the design and operation of a lithium battery manufacturing plant. China Battery was required to pay approximately $6.0 million to the Company over the first two years of the agreement, of which approximately $5.6 million has been paid. The Company has been attempting to collect the balance due under this contract. China Battery has indicated that these payments will not be made until certain contractual issues have been resolved. Due to the Chinese partner's questionable willingness to pay, the Company wrote off in fiscal 1997 the entire balance owed to the Company as well as the Company's investment. In December 1997, China Battery sent to the Company a letter demanding reimbursement of losses they have incurred plus a refund for certain equipment that the Company sold to China Battery. Although China Battery has not taken any additional steps, there can be no assurance that China Battery will not further pursue such a claim, which, if successful, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that such a claim is without merit.

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (Including data applicable to unaudited periods)


NOTE 5--COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     b.   Letter of Credit

          During 1996, the Company opened an irrevocable letter of credit up to a maximum of $334,000 with an interest rate of 3.75% a year and an expiration date of December 31, 1998. It is collateralized by $334,000 of the Company's investments.

          If the Company fails to fulfill its obligations under an agreement, the customer may draw the amount due. As of December 31, 1997, there has been no draw on the irrevocable letter of credit.

     c.   Indemnity Agreement

          The Company entered into an Indemnity Agreement with each member of its Board of Directors and corporate officers in June 1993. The agreement provides that the Company will reimburse directors or officers for all expenses, to the fullest extent permitted by law and the Company by-laws, arising out of their performance as agents or trustees of the Company.

     d.   Purchase Commitments

          As of December 31, 1997 the Company is committed to purchase approximately $2,900,000 of production machinery and equipment.

     e.   Royalty Agreement

          Technology underlying certain products of the Company are based in part as non-exclusive transfer agreements. The Company made an original payment for such technology and is required to make royalty and other payments in the future which incorporate the licensed technology. The license expires through 2007.

NOTE 6--STOCKHOLDERS' EQUITY

     a.   Preferred Stock

          During fiscal 1996, the shareholders of the Company ratified an amendment to the Company's Certificate of Incorporation to change the authorized but unissued preferred stock from no par to $0.10 par value per share. The Board of Directors has the authority to fix by resolution the voting power, if any, designations, preferences, privileges or other special rights of any series of preferred stock. No shares of preferred stock have been issued.

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (Including data applicable to unaudited periods)


NOTE 6--STOCKHOLDERS' EQUITY--(CONTINUED)

     b.   Stock Options

          The Company sponsors several stock-based compensation plans, all of which are accounted for under the provisions of Accounting Principles Board Opinion No. 25. Had compensation expense for all of the Company's stock-based compensation been determined consistent with SFAS No. 123, the Company's net loss would have been $4,249,214, $8,294,904, $3,663,224 and
     $3,377,117 for the years ended June 30, 1996 and 1997 and for the six months ended December 31, 1996 and 1997, compared with the reported losses of $3,239,352, $7,246,354, $3,355,654 and $2,827,794. Loss per share would have been $0.54, $1.05, $0.46 and $0.43 in the years ended June 30, 1996 and 1997, and for the six months ended December 31, 1996 and 1997, respectively, as compared to reported loss per share of $0.41, $0.91, $0.42 and $0.36, respectively.

          For purposes of this disclosure, the fair value of each fixed option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 1996 and 1997, and for the six months ended December 31, 1996 and 1997, respectively; expected option terms of three years for all periods; expected stock volatility of approximately 46.6% for all periods except approximately 56.0% for the six months ended December 31, 1997; expected dividend yields of 0% for all periods and risk free interest rates of 5.7%, 5.8%, 5.8% and 6.0%. The weighted average fair value of options granted was $7.22 in fiscal 1996, $4.18 in fiscal 1997 $4.15 for the six months ended December 31, 1996 and $5.26 for the six months ended December 31, 1997.

          The stockholders of the Company have approved three stock option plans that permit the grant of options. In addition, the stockholders of the Company have approved the grant of options outside of these plans. Under the 1991 stock option plan, 100,000 shares of common stock are reserved for grant to key employees and consultants of the Company through September 13, 2001. There are currently 11,250 shares remaining to be granted under the 1991 plan. The exercise price per share shall be determined by the Board of Directors as follows: (i) Incentive Stock Options (ISOs) shall not be less than 100% of the fair market value at the date of grant; (ii) ISOs granted to holders of more than 10% shall not be less than 110% of the fair market value at the date of grant; and (iii) non-qualified stock options ("NQSOs") shall not be less than 85% of the fair market value of a share at the date of grant. The exercise period is to be determined at the time of grant but cannot exceed ten years (five years from the time of grant if issued to a holder of more than 10%). All options granted under the 1991 plan are NQSOs.

          The stockholders of the Company have also approved a 1992 stock option plan that is substantially the same as the 1991 stock option plan. The shareholders

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (Including data applicable to unaudited periods)


NOTE 6--STOCKHOLDERS' EQUITY--(CONTINUED)

     b.   Stock Options-(Continued)

     have approved reservation of 1,150,000 shares of common stock for grant under the plan. During 1997, the board of directors approved an amendment to the plan increasing the number of common shares reserved by 500,000 to 1,650,000. Options granted under the 1992 plan are either ISO's or NQSO's; key employees are eligible to receive ISO's and NQSO's; directors and consultants are eligible to receive only NQSO's.

          Effective March 1, 1995, the Company granted the Chief Executive Officer ("CEO") options to purchase 100,000 shares at $14.25 per share. The options are exercisable in annual increments of 20,000 shares over a five-year period commencing March 1, 1996 until March 1, 2001. In addition, on March 1, 1994, the Company granted options to the CEO to purchase
     150,000 shares at $11.00 per share under the terms of an employment agreement and outside of any of the stock option plans. These options are exercisable in annual increments of 30,000 shares over a five-year period commencing March 1, 1995 until March 1, 2000.

     This table summarizes data for the stock options issued by the Company:

                                                           FISCAL
                         --------------------------------------------------------------------------
                                  1995                      1996                      1997                DECEMBER 31, 1997
                         ----------------------    ----------------------    ----------------------    ----------------------
                                       WEIGHTED                  WEIGHTED                  WEIGHTED                  WEIGHTED
                                       AVERAGE                   AVERAGE                   AVERAGE                   AVERAGE
                                       EXERCISE                  EXERCISE                  EXERCISE                  EXERCISE
                           NUMBER       PRICE        NUMBER       PRICE       NUMBER        PRICE       NUMBER        PRICE
                         OF SHARES    PER SHARE    OF SHARES    PER SHARE    OF SHARES    PER SHARE    OF SHARES    PER SHARE
                         ---------    ---------    ---------    ---------    ---------    ---------    ---------    ---------
Shares under option
at beginning of year     1,130,000     $ 8.76      1,259,975     $10.67      1,194,425     $12.67      1,337,300     $11.51
Options granted ....       314,500     $15.08        190,000     $19.33        503,150     $10.12        306,300     $12.73
Options exercised ..      (112,525)    $ 5.13       (218,800)    $ 6.56        (30,125)    $ 5.15        (48,950)    $ 9.35
Options canceled ...       (72,000)    $ 8.49        (36,750)    $14.98       (330,150)    $14.30        (77,300)    $10.89
                        ----------     ------     ----------     ------     ----------     ------     ----------     ------
Shares under option
at end of year .....     1,259,975     $10.67      1,194,425     $12.67      1,337,300     $11.51      1,517,350     $10.89
                        ----------     ------     ----------     ------     ----------     ------     ----------     ------
Options exercisable
at end of year .....       531,100     $12.26        570,125     $13.88        826,300     $11.43        850,150     $11.74

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (Including data applicable to unaudited periods)


NOTE 6--STOCKHOLDERS' EQUITY--(CONTINUED)

     b.   Stock Options-(Continued)

          The following table represents additional information about stock options outstanding at December 31, 1997:

                     OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
--------------------------------------------------------------  ------------------------------
                                    WEIGHTED-
                                     AVERAGE
                      NUMBER        REMAINING      WEIGHTED-        NUMBER        WEIGHTED-
    RANGE OF        OUTSTANDING    CONTRACTUAL      AVERAGE     EXERCISABLE AT     AVERAGE
EXERCISE PRICES  AT DEC. 31, 1997      LIFE     EXERCISE PRICE  DEC. 31, 1997   EXERCISE PRICE
---------------  ----------------  -----------  --------------  -------------   --------------
 $8.00 - 11.75       1,080,200       4.3 Years      $  9.95         594,250       $  9.83
 12.00 - 17.50         357,650       3.4 Years        15.19         204,500         14.83
 18.25 - 24.50          79,500       3.4 Years        20.97          51,400         21.61
 -------------       ---------       ---------      -------         -------       -------
 $8.00 - 24.50       1,517,350       4.1 Years      $ 11.64         850,150       $ 11.74
 -------------       ---------       ---------      -------         -------       -------

     c.   Warrants

          The Company had issued warrants to purchase 100,625 shares of its common stock. Those warrants were exercised on September 21, 1995. The Company has issued additional warrants to purchase 100,000 shares of its common stock. Those warrants were issued on April 22, 1997 and expire on April 22, 1998. The exercise price is $12.00 per share. The Company has committed to grant warrants to purchase 12,500 shares of its common stock to the Empire State Development Corporation in connection with a $500,000 grant to be finalized in March, 1998. The warrants may be exercised through December 31, 2002 at an exercise price equal to 60% of the average closing price for the 10 trading days preceding the exercise date, but not less than the average closing price during the 20 trading days prior to the grant.

     d.   Reserved Shares

          The Company has reserved 1,409,125, 2,159,125, 2,159,125 and 2,225,000 shares of common stock under the various stock option plans and warrants as of June 30, 1995, 1996, and 1997 and December 31, 1997, respectively.

NOTE 7--401(K) PLAN

     The Company maintains a defined contribution 401(k) plan covering substantially all employees. Employees can contribute a portion of their salary or wages as prescribed under Section 401(k) of the Internal Revenue Code and, subject to certain limitations, the Company may, at the Board of Directors discretion, authorize an employer contribution based on a portion of the employees' contributions. Effective January 1, 1997, the Board of Directors

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (Including data applicable to unaudited periods)


NOTE 7--401(K) PLAN - (CONTINUED)

approved Company matching of employee contributions up to a maximum of 3% of the employee's income. For the year ended June 30, 1997 and the six months ended December 31, 1997, the Company contributed $74,760 and $72,000 respectively.

NOTE 8--INVENTORIES

     The composition of inventories were:


                                              JUNE 30,              DECEMBER 31,
                                    ---------------------------       ----------
                                       1996             1997             1997
                                    ----------       ----------       ----------

Raw materials ...............       $3,311,440       $2,993,858       $2,081,026
Work in process .............        4,329,111          547,468        1,528,183
Finished products ...........        1,589,981        2,647,345          721,713
                                    ----------       ----------       ----------
                                     9,230,532        6,188,671        4,330,922
Less: Reserve for
   obsolescence .............          792,741          885,919          840,412
                                    ----------       ----------       ----------
                                    $8,437,791       $5,302,752       $3,490,510
                                    ==========       ==========       ==========

NOTE 9--RELATED PARTY TRANSACTIONS

     The Company held approximately 332,369 shares (market value of $5,982,642), 339,016 shares (market value of $3,552,194) and 345,795 (market value of $2,787,972) of Intermagnetics General Corporation ("IGC") at June 30, 1996 and 1997 and at December 31, 1997, respectively. IGC is considered to be a related party since certain directors of the Company also serve as officers or directors of IGC.

NOTE 10--BUSINESS SEGMENT INFORMATION

     The Company's operations are classified into two business segments: batteries and technology contracts. Operations within the battery segment include the manufacture and sale of lithium batteries. The technology contract segment includes revenue associated with the series of agreements with China
Battery as well as various research and development contracts with other companies and the U.S. Government. There are no inter-segment sales. U.S. sales to foreign customers during the years ended June 30, 1995 1996, and 1997 and for the six months ended December 31, 1996 and 1997 were $608,427, $1,381,352, $2,124,709, $1,162,332 and $861,203, respectively.

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (Including data applicable to unaudited periods)


NOTE 10--BUSINESS SEGMENT INFORMATION--(CONTINUED)

                                                    YEAR ENDED JUNE 30,                  SIX MONTHS ENDED DECEMBER 31,
                                      ----------------------------------------------     -----------------------------
                                          1995             1996             1997             1996             1997
                                      ------------     ------------     ------------     ------------     ------------
Business Segment Results
Net Sales:
  Batteries ......................    $ 11,212,643     $ 12,623,646     $ 14,765,364     $  7,444,019     $  7,572,849
  Technology contracts ...........       3,430,640        2,477,887        1,175,754          593,747        1,425,976
                                      ------------     ------------     ------------     ------------     ------------
                                      $ 14,643,283     $ 15,101,533     $ 15,941,118     $  8,037,766     $  8,998,825
                                      ------------     ------------     ------------     ------------     ------------
Income (loss) before income taxes:
  Batteries ......................    $ (3,346,856)    $ (5,010,631)    $ (5,261,013)    $ (2,346,524)    $ (1,764,811)
  Technology contracts ...........         413,523          524,180          (62,295)         (50,740)          (7,376)
  Corporate administration .......        (458,345)       1,247,099       (1,923,046)        (958,390)      (1,055,606)
                                      ------------     ------------     ------------     ------------     ------------
                                      $ (3,391,678)    $ (3,239,352)    $ (7,246,354)    $ (3,355,654)    $ (2,827,793)
                                      ------------     ------------     ------------     ------------     ------------
Depreciation and amortization:
  Batteries ......................    $    613,246     $    806,664     $    841,261     $    608,863     $    532,235
  Technology contracts ...........            --               --               --               --               --
  Corporate administration .......            --               --               --               --               --
                                      ------------     ------------     ------------     ------------     ------------
                                      $    613,246     $    806,664     $    841,261     $    608,863     $    532,235
                                      ------------     ------------     ------------     ------------     ------------
Identifiable assets:
  Batteries ......................    $ 12,796,090     $ 21,808,067     $ 25,833,503     $ 24,877,228     $ 27,133,239
  Technology contracts ...........       2,525,582        2,121,544        1,742,019        1,263,260        1,421,672
  Corporate administration .......      47,271,476       36,703,318       23,819,581       29,951,453       21,327,431
                                      ------------     ------------     ------------     ------------     ------------
                                      $ 62,593,148     $ 60,632,929     $ 51,395,103     $ 56,091,941     $ 49,882,342
                                      ------------     ------------     ------------     ------------     ------------
Capital expenditures:
  Batteries ......................    $  1,839,558     $  6,661,725     $  8,913,223     $  5,021,686     $  5,704,712
  Technology contracts ...........            --               --               --               --               --
  Corporate administration .......            --               --               --               --               --
                                      ------------     ------------     ------------     ------------     ------------
                                      $  1,839,558     $  6,661,725     $  8,913,223     $  5,021,686     $  5,704,712
                                      ------------     ------------     ------------     ------------     ------------

                    ULTRALIFE BATTERIES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                (Including data applicable to unaudited periods)

NOTE 10--BUSINESS SEGMENT INFORMATION--(CONTINUED)

Information concerning geographic area is as follows:

                                           YEAR ENDED JUNE 30,                  SIX MONTHS ENDED DECEMBER 31,
                             ----------------------------------------------     -----------------------------
                                 1995             1996             1997             1996             1997
                             ------------     ------------     ------------     ------------     ------------
Revenue:
  North America .........    $  8,202,047     $ 10,967,546     $ 10,611,602     $  5,302,290     $  7,140,358
  Europe ................       6,441,236        4,133,987        5,329,516        2,735,476        1,858,467
                             ------------     ------------     ------------     ------------     ------------
                             $ 14,643,283     $ 15,101,533     $ 15,941,118     $  8,037,766     $  8,998,825
                             ------------     ------------     ------------     ------------     ------------
Loss before income taxes:
  North America .........    $ (2,743,611)    $ (1,605,015)    $ (6,916,312)    $ (3,079,383)    $ (3,457,711)
  Europe ................        (648,067)      (1,634,337)        (330,042)        (276,271)         629,918
                             ------------     ------------     ------------     ------------     ------------
                             $ (3,391,678)    $ (3,239,352)    $ (7,246,354)    $ (3,355,654)    $ (2,827,793)
                             ------------     ------------     ------------     ------------     ------------
Identifiable assets:
  North America .........    $ 57,602,334     $ 56,367,177     $ 46,327,939     $ 50,776,275     $ 43,696,940
  Europe ................       4,990,814        4,265,752        5,067,164        5,315,668        6,185,402
                             ------------     ------------     ------------     ------------     ------------
                             $ 62,593,148     $ 60,632,929     $ 51,395,103     $ 56,091,943     $ 49,882,096
                             ------------     ------------     ------------     ------------     ------------

                            [INSIDE BACK COVER PAGE]




Proposed pictures for inside back cover:

Top:       Picture of array of primary batteries

           Caption:  Ultralife  produces a family of primary  (non-rechargeable)
           lithium  batteries   including  high  rate,  9-volt,  and  thin  cell
           batteries.

Bottom
left: Picture of Ultralife 9-volt battery package ("Ultralife 10 Year Smoke Detector Battery")

           Caption: Ultralife's 9-volt battery, featured in many commercially available smoke detectors, is the only standard 9-volt battery with a 10-year guaranteed life.

Bottom
right: Picture of 9-volt batteries with private labels: Energizer, American Sensors, First Alert, etc.

           Caption: Ultralife produces 9-volt batteries under a number of private labels, some of which are pictured above.

======================================    ======================================

 NO DEALER, SALESPERSON OR ANY OTHER
 PERSON HAS BEEN  AUTHORIZED TO GIVE
 ANY  INFORMATION  OR  TO  MAKE  ANY
 REPRESENTATIONS  OTHER  THAN  THOSE                   2,500,000 SHARES
 CONTAINED IN THIS PROSPECTUS,  AND,
 IF GIVEN OR MADE, SUCH  INFORMATION
 OR  REPRESENTATIONS   MUST  NOT  BE                        [LOGO]
 RELIED    UPON   AS   HAVING   BEEN               ULTRALIFE BATTERIES, INC.
 AUTHORIZED BY THE COMPANY OR ANY OF
 THE  UNDERWRITERS.  THIS PROSPECTUS
 DOES NOT CONSTITUTE AN OFFER OF ANY
 SECURITIES   OTHER  THAN  THOSE  TO
 WHICH  IT  RELATES  OR AN  OFFER TO                     COMMON STOCK
 SELL, OR A SOLICITATION OF AN OFFER
 TO BUY,  ANY SECURITY TO ANY PERSON
 IN ANY JURISDICTION  WHERE AN OFFER
 OR SOLICITATION  WOULD BE UNLAWFUL.
 NEITHER   THE   DELIVERY   OF  THIS
 PROSPECTUS   NOR  ANY   SALE   MADE              ---------------------------
 HEREUNDER    SHALL,    UNDER    ANY
 CIRCUMSTANCES,      CREATE      ANY
 IMPLICATION  THAT  THE  INFORMATION                      PROSPECTUS
 CONTAINED  HEREIN IS  CORRECT AS OF                             , 1998
 ANY  TIME  SUBSEQUENT  TO THE  DATE
 HEREOF.                                          ---------------------------


          TABLE OF CONTENTS

                                PAGE

Prospectus Summary............... 3
Risk Factors..................... 8
Use of Proceeds..................14
Price Range of Common Stock......15
Dividend Policy..................15
Capitalization...................16
Dilution.........................17
Selected Consolidated
 Financial Data..................18
Management's Discussion
 and Analysis of Financial
 Condition and Results                                  LEHMAN BROTHERS
 of Operations...................20
Business.........................25                A.G. EDWARDS & SONS, INC.
Management.......................43
Principal Stockholders...........46               PENNSYLVANIA MERCHANT GROUP
Description of Capital Stock.....48
Shares Eligible for Future Sale..50
Underwriting.....................51
Legal Counsel....................53
Experts..........................53
Additional Information...........53
Information Incorporated
 by Reference....................53
Glossary of Technical Terms......55
Index to Consolidated
 Financial Statements...........F-1

======================================    ======================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the fees and expenses payable by the Company in connection with the issuance and distribution of the securities being registered hereunder, other than underwriting discounts and commissions. Except for the Securities and Exchange Commission registration fee and the NASD filing fee, all amounts are estimates.


SEC registration fee.............................................  $ 13,145.94
NASD filing fee..................................................     4,360.00
Nasdaq National Market listing fee...............................            *
Legal fees and expenses..........................................            *
Printing and engraving expenses..................................            *
Accounting fees and expenses.....................................            *
Miscellaneous expenses...........................................            *

    Total........................................................  $         *
                                                                   ===========


----------
*To be completed by amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "GCL") enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to a corporation or its stockholders for violations of the director's fiduciary duty, except (i) for any breach of a director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the GCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or
(iv) for any transaction from which a director derived an improper personal benefit. The Restated Certificate of Incorporation of the Company provides in effect for the elimination of the liability of directors to the extent permitted by the GCL.

Section 145 of the GCL  provides,  in summary,  that  directors  and officers of
Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorney's fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. The Company's By-laws entitle officers and directors of the Company to indemnification to the fullest extent permitted by the GCL.

The Company has entered into an agreement with each of its directors and certain officers which provide for indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

The Company maintains a directors and officers liability insurance policy with National Union Fire Insurance Company. The policy insures the directors and officers of the Company against loss arising from certain claim or claims made against such directors or officers by reason of certain wrongful acts. The policy provides a combined limit of liability of $3,000,000 per policy year for both directors' and officers' liability coverage at an annual premium of $75,000.

ITEM 16. EXHIBITS.


Exhibit
Number                      Description
------                      -----------

1.1            Form of Underwriting Agreement

3.1 Amended and Restated Certificate of Incorporation of the Company (as amended through December 27, 1995)

3.2 By-Laws of the Company (incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form S-1 filed December 23, 1992 (File No. 33-54470)).

4.1 Specimen copy of Stock Certificate for shares of Common Stock (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 filed December 23, 1992 (File No. 33-54470)).

10.1* Lease agreement between Wayne County Industrial Development Agency and the Company, dated as of February 1, 1998.

5.1*           Opinion of Parker Chapin Flattau & Klimpl, LLP

23.1*          Consent  of Parker  Chapin  Flattau & Klimpl,  LLP  (included  in
               Exhibit 5.1)

23.2           Consent of Arthur Andersen LLP

23.3           Consent of Ernst & Young LLP

24.1 Powers of Attorney of certain directors and officers of the Company (included as part of Signature Pages)

---------
*To be filed by amendment


ITEM 17. UNDERTAKINGS.

The Company hereby undertakes:

(1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13 (a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) To deliver or cause to be delivered with the prospectus to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 15 above, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of New York, on February 27, 1998.

                                             ULTRALIFE BATTERIES, INC.

                                             By: /S/ BRUCE JAGID
                                                ------------------------
                                                  Bruce Jagid
                                                  Chairman and
                                                  Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bruce Jagid and Martin G. Rosansky, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


  SIGNATURE                        TITLE                              DATE


/S/ BRUCE JAGID               Chairman of the Board,
--------------------------    Chief Executive Officer          February 27, 1998
Bruce Jagid


/S/ MARTIN G. ROSANSKY        Vice Chairman of the Board       February 27, 1998
--------------------------
Martin G. Rosansky


/S/ JOSEPH N. BARRELLA        President, Chief Technology      February 27, 1998
--------------------------    Officer and Director
Joseph N. Barrella            (Principal Executive Officer)


/S/ FREDERICK F. DRULARD      Chief Financial Officer          February 27, 1998
--------------------------    (Principal Financial and
Frederick F. Drulard          Accounting Officer)


/S/ JOSEPH C. ABELES          Director                         February 27, 1998
--------------------------
Joseph C. Abeles


/S/ ARTHUR M. LIEBERMAN       Director                         February 27, 1998
--------------------------
Arthur M. Lieberman

/S/ RICHARD A. HANSEN         Director                         February 27, 1998
--------------------------
Richard A. Hansen


/S/ CARL H. ROSNER            Director                         February 27, 1998
--------------------------
Carl H. Rosner